

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02030646

NO ACT
P.E 12-21-2001
33-0365

March 14, 2002

Susan I. Permut
Assistant General Counsel
EMC Corporation
P.O. Box 9103
Hopkinton, Massachusetts 01748-9103

Act 1934
Section 14A-8
Rule
Public Availability 3/14/2002

Re: EMC Corporation
Incoming letter dated December 21, 2001

Dear Ms. Permut:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposals submitted to EMC by Trillium Asset Management Corporation (on behalf of the Advocacy Fund), General Board of Pension and Health Benefits of The United Methodist Church, Pax World Balanced Fun, Inc., Trinity Health, Tides Foundation, Sisters of Notre Dame de Namur, Sisters of Saint Joseph of Brighton, Connecticut Retirement Plans and Trust Funds, Funding Exchange, The Community Church of New York, Unitarian Universalist Association of Congregations and Izetta Smith. We also have received a letter on the proponents' behalf dated January 23, 2002, a letter from the Connecticut Retirement Plans and Trust Funds dated January 18, 2002 and a letter from Trillium Asset Management dated January 29, 2002. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Trillium Asset Management Corporation (on behalf of the Advocacy Fund), General Board of Pension and Health Benefits of The United Methodist Church, Pax World Balanced Fun, Inc., Trinity Health, Tides Foundation, Sisters of Notre

Dame de Namur, Sisters of Saint Joseph of Brighton, Connecticut Retirement Plans and Trust Funds, Funding Exchange, The Community Church of New York, Unitarian Universalist Association of Congregations and Izetta Smith

c/o Paul M. Neuhauser
134 Opal
Balboa Island, CA 92662

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

Rule 14a-8(i)(3), Rule 14a-8(i)(2),
Rule 14a-8(i)(10), Rule 14a-8(e),
Rule 14a-8(f), Rule 14a-8(b),
Rule 14a-8(c), and Rule 14a-8(i)(11)

December 21, 2001

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal co-sponsored by Trillium Asset Management Corporation (on behalf of The Advocacy Fund), General Board of Pension and Health Benefits of The United Methodist Church, Pax World Balanced Fund, Inc., Trinity Health, Tides Foundation, Sisters of Notre Dame de Namur, Sisters of Saint Joseph of Brighton, Connecticut Retirement Plans and Trust Funds, Funding Exchange, The Community Church of New York, Unitarian Universalist Association of Congregations, and Izetta Smith

Ladies and Gentlemen:

This letter is to inform the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it is the intention of EMC Corporation (the "Company" or "EMC") to omit from its proxy statement and form of proxy (collectively, the "2002 Proxy Materials") for the Company's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") the shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Trillium Asset Management Corporation (on behalf of The Advocacy Fund), General Board of Pension and Health Benefits of the United Methodist Church, Pax World Balanced Fund, Inc., Trinity Health, Tides Foundation, Sisters of Notre Dame de Namur, Sisters of Saint Joseph of Brighton, Connecticut Retirement Plans and Trust Funds, Funding Exchange,

The Community Church of New York, Unitarian Universalist Association of Congregations, and Izetta Smith (the "Proponents"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").[1]

I. The Proposal

The Proposal reads as follows:

Resolved: The shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report (4) months from the 2001 annual shareholder meeting, to include a description of:

- Efforts to encourage diversified representation on the board;
- Criteria for board qualification;
- The process of selecting board nominees;

A copy of the full text of the Proposal and Supporting Statement is attached hereto as Exhibit A. [2]

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[1] Unless otherwise noted, all references herein to rules shall be to Rules promulgated under the Exchange Act.

[2] Trillium Asset Management Corporation (on behalf of The Advocacy Fund), General Board of Pension and Health Benefits of The United Methodist Church, Trinity Health, Tides Foundation, Sisters of Notre Dame de Namur, Sisters of Saint Joseph of Brighton, Funding Exchange, The Community Church of New York, Unitarian Universalist Association of Congregations, and Izetta Smith have all submitted the same copy of the Proposal and Supporting Statement (attached hereto as Exhibit A) and have identified themselves as co-proponents or co-filers of the Proposal and Supporting Statement.

Pax World Balanced Fund, Inc. and Connecticut Retirement Plans and Trust Funds have each submitted a copy of the Proposal identical to that submitted by the other Proponents, as well as a copy of the Supporting Statement that differs in non-material ways from the copy of the Supporting Statement submitted by the other Proponents, and have identified themselves as co-proponents. The Company has attached the form of the Supporting Statement submitted by Pax World Balanced Fund, Inc. and Connecticut Retirement Plans and Trust Funds as Exhibit B. Attached hereto as Exhibit C is a comparison of the two forms of the Supporting Statement.

For purposes of this letter, all of the Proponents are identified as the "Proponents" and the two forms of the "Supporting Statement" are referred to collectively as the "Supporting Statement." Where

II. Substantive Grounds for Exclusion

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") concur in its view that the Proposal and the Supporting Statement are excludable from the 2002 Proxy Materials on the basis of the following substantive Rules:

1. Rule 14a-8(i)(3), because the Proposal is vague, rendering it false and misleading in violation of the proxy rules;

2. Rule 14a-8(i)(3), because the Supporting Statement contains misleading statements, rendering it false and misleading in violation of the proxy rules;

3. Rule 14a-8(i)(2), because the Proposal would, if implemented, cause the Company to violate federal law; and

4. Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

Bases for Exclusion

1. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Vague, Rendering It False and Misleading in Violation of the Proxy Rules

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials." The Staff has consistently recognized that a proposal is sufficiently vague and indefinite to render it materially false or misleading and justify its exclusion under Rule 14a-8(i)(3) in one or both of the circumstances described below.

(a) The Proposal Is Vague and Subjective

A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." See, e.g., Fuqua Industries, Inc. (March 12, 1991) (proposal excluded because terms such as "any major shareholder" would be subject to differing interpretations); Exxon Corporation (January 29, 1992) (such terms as "the company" and "considerable amount of money," when left undefined, were vague and indefinite and resulted in exclusion of

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the differences between the forms of Supporting Statement are relevant to the discussion set forth in this letter, such differences shall be noted.

the proposal without the opportunity to amend); and Phillip Morris Companies (February 7, 1991) (proposal excluded because it used terms requiring subjective determinations, including "advocate," "encourage," and "aiding in any way").

The Company believes that certain terms in the Proposal are subjective, vague and open to a wide array of interpretations. In particular, the Proposal requests that the nominating committee make a "greater commitment" to locate qualified women or minorities, but does not quantify the requisite level of commitment nor provide any definition or guidelines as to how to evaluate current efforts or any future initiatives or additional efforts that may be undertaken. For example, shareholders voting for the Proposal could have varying views as to the sufficiency of the Company's current efforts to identify qualified women and minority candidates, the lengths to which such efforts should extend and what the optimal composition of the Company's Board of Directors (the "Company Board") might be. Accordingly, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(3).

(b) The Proposal Provides No Guidance

A proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." See Fuqua Industries, Inc. (March 12, 1991). See, e.g., Wendy's International, Inc. (February 6, 1990); Corning Inc. (February 19, 1997); and North Fork Bancorporation (March 25, 1992). As a result, the Staff has noted that "any resultant action by the Corporation would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." See Jos. Schlitz Brewing Co. (March 21, 1977). See, e.g., Exxon Corporation (January 29, 1992).

Because the term "greater commitment" is subjective and ambiguous as noted above, the Company believes that its shareholders are being asked to approve a proposal that provides no guidelines as to what steps the Company may be expected to take. If the Company were to seek to implement the Proposal, the Company would be left with no indication as to when and under what standard it might be able to nominate individuals to serve as members of the Company Board. Because the Proposal does not quantify the requisite level of commitment nor provide any definition or guidelines as to how to judge when a great enough effort has been made, the Company could increase the level of its current commitment and believe that it is complying with the Proposal while shareholders who voted to approve the Proposal may hold differing views on the optimal composition of the Company Board and may have expected a different level of commitment. Any resultant action by the Company would have to be made without guidance and consequently in possible contravention of the intention of the shareholders who voted in

favor of the Proposal. Accordingly, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(3).

2. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Supporting Statement Contains Misleading Statements, Rendering It False and Misleading in Violation of the Proxy Rules

Rule 14a-8(i)(3) also provides that a company may omit a proposal from its proxy materials if the proposal or the supporting statement does not comply with Rule 14a-9 or the other proxy rules. Rule 14a-9 prohibits the making of materially false and misleading statements in proxy materials. The Staff has indicated that potentially false and misleading assertions included in supporting statements must either provide the factual support for the statement or be cast in the form of an opinion clearly attributable to the proponent, or be deleted. See, e.g., Rockefeller Center Properties (March 30, 1993); General Motors Corporation (March 9, 1993); and Bristol-Myers Squibb Company (March 8, 1993).

The Company believes that the following statements, drawn from the Supporting Statement, are misleading for the following reasons:

(a) Paragraph 1, sentences 1 and 2, beginning: "Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds...;" and "We believe that the composition..."

Paragraph 1, sentence 1, states that employees, customers and stockholders have a greater "diversity of backgrounds" than ever before. Sentence 2 states that the composition of Boards of Directors "should reflect this diversity." The implication of sentence 2 is that the Company's Directors do not have diverse backgrounds. While it is unclear what is meant by "background" in this context, the Company believes that the assertion is misleading because the Directors do have diverse backgrounds. According to the Company's proxy statement for its 2001 Annual Meeting of Stockholders (the "2001 Proxy Statement"), the Directors range in age from 43 to 71 and previously held or continue to hold positions at various businesses across a number of industries. Each Director brings a unique experience and perspective and all of them have considerable breadth of perspective and diversity in their backgrounds.

(b) Paragraph 2, sentence 2, beginning: "As investors in EMC Corporation,..."

Paragraph 2, sentence 2, states in part: "[We] believe that supporting diversity should be reflected from entry-level jobs to our Board." When this sentence is read in connection with the following two sentences, the implication is that the Company does not support diversity and that such lack of support for diversity is the reason why

there are currently no female or minority Directors. The Company does not believe that this proposition is true. The Company does support diversity from entry-level to senior management positions to the Company Board. In fact, most Proponents concede in the form of the Supporting Statement included as Exhibit A that "EMC's policies and programs supporting diversity are strong and evident." It is the Company's view that there is no basis for the misleading implication that the Company is not committed to diversity.

(c) Paragraph 2, sentences 2 and 3, beginning: "At the moment, our Board is composed...;" and "This lack of diversity..."

When Paragraph 2, sentence 2, and Paragraph 2, sentence 3, are read together, the implication is that senior management, like the Company Board, currently has no women or visible minorities. There is no basis for such an argument by implication. While it is unclear which employees are considered "senior management," the Company believes that the argument is false and misleading because the Company has filled a number of officer and other management positions with persons other than "all white men."

(d) Paragraph 2, sentences 4 and 5, beginning: "This is contrast [sic] to many leading companies...;" and "A report by the..."

Sentences 4 and 5 imply that the fact that the Company Board currently has no female or minority directors is "in contrast to many leading companies." The Supporting Statement then notes that, among the companies that comprise the S&P 1500, female directorships stood at 9.3% in 1999 and minority directorships stood at 7% in 1999. The Company believes that this statement is misleading because it overemphasizes the differences between the Company and the S&P 1500. From March of 1993 until the first quarter of 2001, at least one of the members of the 7 or 8-member Company Board (14.3% or 12.5%) was a woman, a percentage greater than the average percentage for the S&P 1500. Furthermore, if the Company adds a minority Director to the current Company Board, the percentage of minority Directors on the Company Board will jump from 0 to 12.5%, a percentage that is nearly double the average percentage for the S&P 1500. As these percentages indicate, it is misleading to suggest that the Company Board is composed in a manner that is substantially different than the composition of the Boards of Directors of the S&P 1500. Therefore, the implication of sentences 4 and 5 is misleading.

(e) Paragraph 3, sentence 1, beginning: "To remain a competitive business leader..."

Sentence 1 states, in part: "[We] must promote the best-qualified people regardless of race, gender, sexual orientation or background." The presence of this sentence is misleading because the Proposal refers to making a greater commitment to

locate qualified women or minorities as nominees for the Company Board rather than, as sentence 1 of Paragraph 3 implies, the promotion of the most qualified persons within the Company regardless of race or gender.

Paragraph 3, sentence 1, is also misleading because its presence implies that the Company is not "promoting the best-qualified people regardless of race, gender, sexual orientation or background." There is, however, no basis for such an accusation. It is misleading and impugns the character, integrity and reputation of the Company's senior management. Additionally, the implication is that the Company's senior management is not promoting the best-qualified people because of their race, gender, sexual orientation or background. Furthermore, the statement is misleading and not relevant to the Proposal because it appears to be addressing diversity among employees and not among members of the Company Board.

(f) Paragraph 4, sentence 1, beginning: "Also, we believe that the judgment and perspectives..."

Sentence 1 states, in part: "[We] believe that the judgment and perspectives of a diverse board will improve the quality of corporate decision-making." This sentence implies that the decision-making capabilities of the Company Board, as currently constituted, are deficient. There is no basis for this implication. In August of 2000, the Company was named to Industry Week's list of the World's 100 Best Managed Companies. According to the magazine, the companies on the list "not only consistently demonstrate their ability to grow sales and profits; they also invest in their employees, new technologies, the environment, safety, and their local communities." at http://www.industryweek.com/iwinprint/BestManaged/2000/database/profile288.asp. The Company was also ranked first in computer peripherals on Fortune's list of "America's Most Admired Companies" (February 5, 2001, at www.fortune.com) and was named to Fortune's list of the "100 Best Companies to Work for in America" (January 8, 2001, at www.fortune.com).

(g) Paragraph 4, sentence 3, beginning: "The Teachers Insurance and Annuity Association..."

Sentence 2 is misleading because the quotation appears to correlate "diversity" with "experience, sex, age, and race." However, the Proposal limits its definition of "diversity" to sex and race. As noted above, there is considerable diversity in terms of age and experience on the existing Company Board.

(h) Paragraph 5: "We, therefore, urge our company to enlarge its search for qualified board members."

This paragraph is misleading because (i) when read in conjunction with Paragraph 3, sentence 1, and the rest of the Supporting Statement, it implies that the

Company Board is eliminating women and minorities from the pool of candidates from which it draws nominees for director positions; and (ii) it implies that the Company Board is not making the broadest search for qualified candidates that it can within reasonable limits. It is misleading and impugns the character, integrity and reputation of the Directors to imply that the Company Board would not consider the most qualified candidates regardless of race, gender, sexual orientation or background.

3. The Proposal May be Excluded under Rule 14a-8(i)(2) Because the Proposal Would, If Implemented, Cause the Company to Violate Federal Law

The Company believes that the Proposal may also be omitted from the 2002 Proxy Materials because implementation of the Proposal may cause the Company to violate Title VII of the Civil Rights Act of 1964, as amended ("Title VII"). Rule 14a-8(i)(2) allows the omission of a proposal that, if implemented, would require the company to violate any state or federal law of the United States.

Although the Staff has, on occasion, refused to concur in the exclusion of proposals that are similar to the Proposal (see, e.g., Circuit City (April 3, 1998)), the Staff has concurred on multiple occasions in the exclusion of proposals where a company has argued that Title VII prohibits discrimination in hiring and employment matters such that, if the company were to comply with the proposal, race and/or gender would become selection criteria for Board membership. See, e.g., Transamerica Corporation (March 3, 1992) and Sears, Roebuck and Company (March 3, 1992)). In Apple Computer, Inc. (October 15, 1992) and Wang Laboratories, Inc. (August 11, 1992), for example, the Staff concurred in the company's view that a proposal, which advocated that "every good effort be made to secure the services of qualified women as members of the board of directors; [with the] desirable goal [of having] at least half of the Board members [be] women by the year 2000," was discriminatory in violation of Title VII and could be excluded under Rule 14a-8(i)(2).

The implementation of the Proposal may cause the Company to violate Title VII by causing the Company Board to make a greater commitment to locating women and minority candidates. For example, the Proposal may cause the Company to pass over an available male candidate with outstanding experience in the Company's industry to select a less qualified female or minority candidate. Because the intent and effect of the Proposal is to give preference to women and minorities as potential candidates for the Company Board, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(2).

4. **The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal**

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." In Exchange Act Release No. 12,598 (July 7, 1976) the Commission stated that the application of Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." The Proposal may be omitted pursuant to Rule 14a-8(i)(10) given the Company's policies and prior actions that address the material elements of the Proposal.

The Staff has not required a company to implement the action requested exactly in all details but has been willing to issue No-Action Letters in situations where the essential objective of the proposal has been satisfied. See, e.g., Masco Corporation (April 19, 1999 and March 29, 1999); Northern States Power Company (February 16, 1995); and E.I.duPont de Nemours and Company (February 14, 1995). In Texaco, Inc. (March 28, 1991), the Staff found a basis under Rule 14a-8(i)(10) for excluding a proposal requesting the company to subscribe to the "Valdez Principals," stating "[i]n the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."

The Company believes that it has substantially addressed the requests made in the Proposal. The Company believes that the Company Board should be composed of individuals who, together with other qualifications, bring varied perspectives, enriched by diverse backgrounds and experiences, and further believes that the current Company Board is comprised of qualified members who, given their range in age and occupation, bring a diversity of experience and perspective to the management of the Company. Furthermore, the current period since the first quarter of 2001 has been the only period since March of 1993 in which a woman has not been a member of the Company Board. For these reasons, the Company believes that it has substantially addressed the requests made in the Proposal and, accordingly, that the Proposal may be omitted under Rule 14a-8(i)(10).

III. <u>Procedural Grounds for Exclusion</u>

The Company further respectfully requests that the Staff concur in its view that the Proposal and the Supporting Statement are excludable from the 2002 Proxy Materials with respect to certain of the Proponents on the basis of the following procedural Rules:

1. Rule 14a-8(e), because the Proponent failed to timely submit the Proposal;

2. Rule 14a-8(f), because the Proponent is ineligible to submit the Proposal under Rule 14a-8(b); and

3. Rule 14a-8(c), because no shareholder may submit more than one proposal to a company for a particular shareholders' meeting.

Bases for Exclusion

1. The Proposal May Be Excluded under Rule 14a-8(e) Because the Proponent Failed to Timely Submit the Proposal

In accordance with Rule 14a-8(e), the 2001 Proxy Statement states that shareholder proposals must be received at the Company's principal executive offices by no later than November 18, 2001 in order to be eligible for inclusion in the 2002 Proxy Materials. In addition, because the November 18, 2001 deadline falls on a Sunday, the Proposal must have been received at the Company's principal executive offices by Friday November 16, 2001, the last business day preceding the deadline. See, e.g., The Procter & Gamble Company (August 1, 1983). The Staff has strictly interpreted the timeliness requirements of Rule 14a-8 and has consistently concurred with companies that have decided to omit proposals based on the fact that the proposal was not timely submitted. See, e.g., Chevron Corp. (February 10, 1998); and Gillette Co. (January 12, 1990).

The submissions of Trillium Asset Management Corporation (on behalf of The Advocacy Fund) and Unitarian Universalist Association of Congregations are each excludable from the 2002 Proxy Materials under Rule 14a-8(e) because each Proponent failed to timely submit the Proposal. A more detailed discussion of the deficiencies of the submissions of Trillium Asset Management Corporation (on behalf of The Advocacy Fund) and Unitarian Universalist Association of Congregations, including the basis for excluding the Proposal under Rule 14a-8(e), is provided in Schedule 1 and Schedule 11, respectively (Exhibit D).

2. The Proposal May Be Excluded under Rule 14a-8(f) Because the Proponent Is Ineligible to Submit the Proposal under Rule 14a-8(b)

On numerous occasions, the Staff has concurred in a company's omission of shareholder proposals under Rule 14a-8(f) based on a proponent's failure to provide evidence of its eligibility under Rule 14a-8(b). See, e.g., Motorola, Inc. (September 28, 2001); Target Corporation (March 12, 2001); and Johnson & Johnson (January 11, 2001). Furthermore, if a company notifies a proponent of deficiencies in its submission, including the failure to provide evidence of eligibility, then pursuant to Rule 14a-8(f)(1), such proponent must transmit its response correcting such deficiencies no later than 14 calendar days from the date that it received the company's deficiency notice. The Staff

has consistently concurred with companies that have chosen to exclude proposals because deficiencies were not remedied within the 14 calendar day timeframe. See, e.g., Eastman Kodak Company (February 5, 2001); McGraw Hill Companies Inc. (November 26, 2001); and Bank of America Corp. (February 12, 2001). Although the Staff has in some instances allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in the company's deficiency letter. See, e.g., Sysco Corporation (August 10, 2001) and General Motors Corp. (April 3, 2001). The Company believes that an extension of the 14-day period is not warranted in the present case because the Company's deficiency letter fully complied with the requirements of Rule 14a-8(f)(1).

The list below sets forth the deficiencies under Rule 14a-8(b) in the submissions of the corresponding Proponent. A more detailed discussion of the deficiencies, including the bases for excluding the Proposal as it relates to such Proponent, is provided in the referenced Schedule attached hereto (Exhibit D).

Proponent	Schedule Number	Deficiency
Trillium Asset Management Corporation (on behalf of The Advocacy Fund)	1	(i) Failure to provide an adequate written statement of intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting (Rule 14a-8(b)(2)(i)); and (ii) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)).
Tides Foundation	5	(i) Failure to provide an adequate written statement of intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting (Rule 14a-8(b)(2)(i)); (ii) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)); and (iii) Failure to submit a written statement verifying holdings as of the date that the Proponent submitted the Proposal (Rule 14a-8(b)(2)(i)).
Sisters of Notre Dame de Namur	6	(i) Failure to provide an adequate written statement of intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting (Rule 14a-8(b)(2)(i)); (ii) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)); and (iii) Failure to submit a written statement verifying holdings as of the date that the Proponent submitted the Proposal (Rule 14a-8(b)(2)(i)).

Proponent	Schedule Number	Deficiency
Sisters of Saint Joseph of Brighton	7	(i) Failure to provide an adequate written statement of intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting (Rule 14a-8(b)(2)(i)); and (ii) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)).
Funding Exchange	9	(i) Failure to provide an adequate written statement of intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting (Rule 14a-8(b)(2)(i)); (ii) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)); and (iii) Failure to submit a written statement verifying holdings as of the date that the Proponent submitted the Proposal (Rule 14a-8(b)(2)(i)).
The Community Church of New York	10	(i) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)); and (ii) Failure to submit a written statement verifying holdings as of the date that the Proponent submitted the Proposal (Rule 14a-8(b)(2)(i)).
Izetta Smith	12	Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)).

Because the Proponents listed above, after receiving adequate notice of deficiency from the Company, failed to satisfy the requirements of Rule 14a-8(b) and because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to furnish such information to the Company has expired, the Company believes that it may exclude the Proposal as it relates to such Proponents under Rule 14a-8(f)(1).

3. The Proposal May Be Excluded under Rule 14a-8(c) Because No Shareholder May Submit More Than One Proposal to a Company for a Particular Shareholders' Meeting

Rule 14a-8(c) provides that a proponent may submit no more than one proposal to a company for a particular shareholders' meeting. In situations where there has been an obvious attempt to evade the one proposal limitation, the Staff has permitted companies to omit all of the proposals. See, e.g., NMR of America, Inc. (May 11, 1993).

Where proponents act in a coordinated or arranged fashion with respect to proposals, the Staff has found such proponents to be a single proponent subject to the one proposal limitation. In reaching such results, the Staff has looked for indications that one

proponent is acting on behalf or as an alter ego of or in concert with another proponent. Indicia of "acting on behalf or as an alter ego of or in concert with," which the Staff has recognized as a basis for omission under Rule 14a-8(c), include (i) the admission by a nominal proponent of the proponent's affiliation with another proponent, (ii) the absence of opposition by a nominal proponent to the assertion that such proponent's proposal is in reality submitted for a different proponent, (iii) the overall coordination, arranging and masterminding of multiple proposals by one proponent, (iv) a significant similarity in the language of proposals, supporting statements and cover letters, and (v) the existence of evidence that the true proponent authored, prepared and solicited with respect to multiple proposals. See, e.g., Weyerhaeuser Company (December 20, 1995) (omission of multiple proposals permitted where one of the two proponents did not contest the company's position that the proposals were submitted by a single proponent, the proponents worked together and had the same address, and the language in the proposals and supporting statements was similar); Albertson's Inc. (March 11, 1994) (omission of multiple proposals permitted where two proponents admitted alliance as co-chairs of shareholders' committee, one proposal was submitted on such committee's letterhead and the other was submitted by a proponent as co-chair of the committee, and the language in the cover letters accompanying the proposals and the supporting statements was similar); Dominion Resources, Inc. (December 22, 1992) (omission of multiple proposals permitted where proposals were submitted in direct response to the company's earlier rejection of multiple proposals submitted by one proponent and each proposal bore the same postmark, was sent via certified mail with consecutive serial numbers and appeared to have been prepared using the same typewriter or word processor); Banc One Corporation (February 2, 1993); and TPI Enterprises (July 15, 1987).

Walden Asset Management ("Walden") is a division of the United States Trust Company of Boston ("USTCB"). USTCB is the parent of Boston Trust Investment Management, Inc., which is the adviser to four "socially responsible" funds: Walden Social Balanced Fund, Walden Social Equity Fund, Walden / BBT Domestic Social Index Fund and Walden / BBT International Social Index Fund. A letter from Boston Trust Investment Management, Inc. to the Company, dated November 13, 2001, states that "Walden Asset Management performs shareholder advocacy, proxy voting and other social initiatives for Boston Trust Investment Management." Based on letters received from the Proponents, other correspondence received by the Company relating to the Proposal, and the facts and circumstances related to the foregoing, all as further described below, the Company believes that Walden is the true proponent of the Proposal and that the other Proponents are merely nominal proponents acting on behalf of or in concert with Walden. Moreover, the Company believes that Walden is the true proponent of a second proposal, attached hereto as Exhibit E (the "Second Proposal"), and a third proposal, attached hereto as Exhibit F (the "Third Proposal"), and that the other proponents of each of the Second Proposal and the Third Proposal are also merely nominal proponents acting on behalf of or in concert with Walden.

The principal reasons why the Company believes that Walden is the true proponent of the Proposal and that the other Proponents are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Proposal submitted by the Proponents is identical. The form of the Supporting Statement submitted by Pax World Balanced Fund, Inc. and Connecticut Retirement Plans & Trust Funds, which is attached as Exhibit B, is substantially similar to the language used in the form of the Supporting Statement submitted by the remaining Proponents (Exhibit A). The language used in each copy of the Supporting Statement submitted by the remaining Proponents is practically identical. With respect to the majority of the remaining Proponents, it appears as though the page containing the Proposal and Supporting Statement has simply been photocopied. Further evidence that the copy of the Supporting Statement and Proposal submitted by the Proponents were likely generated by the same person is visible from the fact that (i) the typographical error "[t]his is contrast to" appears in ten of the 12 supporting statements to the Proposal, and (ii) the typographical error "2001" appears in eight of the 12 copies of the Proposal as originally submitted. See, e.g., TPI Industries (July 15, 1987).

- Six of the 12 cover letters that the Company received relating to the Proposal are substantially identical and another letter was substantially similar. Moreover, these cover letters are strikingly similar in form and content to the cover letter submitted by Walden on behalf of USTCB in favor of the Second Proposal. The first paragraphs of both cover letters include the phrase "[Our clients / We] believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term." The cover letter sent by Izetta Smith even begins: "I share Walden's belief that companies with a commitment to customers..." The second paragraphs of both cover letters are practically identical and both conclude: "We look forward to hearing from you. We would appreciate it if you would copy us on correspondence related to this matter.... Our best wishes for your continued success in serving all of your stakeholders. Sincerely..."

- Of the three responses received by the Company by electronic mail from Sisters of Notre Dame de Namur, Funding Exchange and The Community Church of New York (sent on December 14, 2001, December 13, 2001 and December 13, 2001, respectively), all three emails are practically identical. Timothy Smith, Senior Vice President of Walden is carbon copied on each such email.

- Of the 12 letters that the Company received from the Proponents, one referred to Walden as the "lead filer and primary contact," one referred to USTCB as the "primary filer," one referred to Timothy Smith, Senior Vice President of Walden,

as the "fund manager," two referred to Walden as the "co-filer" and five referred to Timothy Smith of Walden as the "primary contact." Eight of these letters carbon copied Timothy Smith of Walden.

- Of the ten letters that the Company received in support of the claim of beneficial ownership of the Proponents under Rule 14a-8(b)(1), six were written by Walden as "manager and custodian" for such Proponent. In a letter from Walden to the Company, dated November 20, 2001, Walden stated that "each of the clients for whom we hold shares of EMC has granted proxy voting discretion to Walden Asset Management.... We therefore have both investment and voting discretion with respect to all 156,883 shares of EMC Corporation" that Walden holds "in various investment management accounts for our clients..." Walden then states, "there can be no doubt that Walden is the 'beneficial owner' of all such shares as the term is used in Rule 14a-8."

The principal reasons why the Company believes that Walden is the true proponent of the Second Proposal and that the other proponents thereof are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Second Proposal and supporting statement thereto submitted by each proponent of the Second Proposal is identical. This is clearly visible from the fact that (i) the typographical error "S, 1797" is used (instead of "S, 1792") in every copy of the supporting statement to the Second Proposal; (ii) the typographical error "modest money" appeared in every copy of the Second Proposal as originally submitted, and (iii) the typographical error "practices policies" appears in every copy of the Second Proposal. On November 13, 2001, Boston Trust Investment Management, Inc. provided a letter to the Company stating "We noticed one typo in the resolution and enclose an amended version on behalf of ourselves and all co-filers." The attached supporting statement was modified to change "modest money" to "modest cost" and asked that all correspondence on this matter be directed to Timothy Smith, Senior Vice President of Walden. See, e.g., TPI Enterprises (July 15, 1987) (omission of multiple proposals permitted where preambles in all proposals were virtually identical and some proposals contained the same typographical error).

- Walden / BBT Domestic Social Index Fund is listed as the "primary filer" in a letter dated October 30, 2001 that was sent to the Company by Boston Trust Investment Management, Inc., which is the adviser to Walden / BBT Domestic Social Index Fund. As noted above, Walden is a division of USTCB, which is the parent of Boston Trust Investment Management, Inc. Of the eight remaining letters sent by the proponents of the Second Proposal to the Company, five state that such proponent of the Second Proposal is filing together with Walden / BBT Domestic Social Index Fund, who is described as the "primary filer."

The principal reasons why the Company believes that Walden is the true proponent of the Third Proposal and that the other proponents thereof are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Third Proposal and the supporting statement thereto submitted by each proponent of the Third Proposal is identical. See, e.g., TPI Industries (July 15, 1987).

- Walden submitted a letter to the Company, dated October 30, 2001, on Walden's letterhead in which it stated that USTCB is the beneficial owner of a number of the Company's shares. Timothy Smith, Senior Vice President of Walden, signed such letter. Of the three remaining letters that the Company received from the proponents of the Third Proposal, one referred to Walden as the "co-primary filer" and one referred to Walden as the "co-sponsor."

The foregoing suggests that Walden is the true proponent behind the First Proposal, Second Proposal and Third Proposal. In addition to the foregoing, the Company believes that the following facts and circumstances demonstrate that Walden has been responsible for the overall coordination, arranging and masterminding of the proposals:

- Timothy Smith, Senior Vice President of Walden submitted two letters to the Company, dated October 16, 2001 (Exhibit G) and November 20, 2001 (Exhibit D, Schedule 5.3), respectively. In the letter dated October 16, 2001, Mr. Smith referred to "EMC's diversity initiatives," "corporate governance issues" and "in-person shareholder meetings." Furthermore, Mr. Smith stated as follows: "[a]t present it appears that shareholder resolutions on these three topics will be submitted. We know we speak on behalf of all the resolution sponsors when we say that we hope the submission of these resolutions will be taken in the constructive spirit in which they are meant and that they will lead to a positive dialogue with management. As we had agreed, we will keep you informed of any further actions." In the letter dated November 20, 2001, Mr. Smith purports to address the Company's assertion that Walden is the true proponent of the proposals. Mr. Smith also purports to substantiate the beneficial ownership of both Tides Foundation and Funding Exchange. See, e.g., Banc One Corporation (February 2, 1993) (omission of multiple proposals permitted where the true proponent admitted that he arranged for the other proponents to submit proposals, established the date for filing the proposals, and worked on the text of the other proponents' proposals); and TPI Enterprises (July 15, 1987) (omission of multiple proposals permitted where one of the proponents, using the word "we," advised the company by phone to expect proposals).

- The characterizations noted above of Walden and its affiliates as "primary" or "co-primary" filer or "co-sponsor" with reference to all three proposals.

- The designation by certain of the proponents of all three proposals of Timothy Smith, Senior Vice President of Walden, as the primary contact.

Accordingly, the Company believes that Walden, together with the nominal proponents of each of the Proposal, the Second Proposal and the Third Proposal (with the exception of Trillium Asset Management Corporation (on behalf of Anne Slepian), Trillium Asset Management Corporation (on behalf of Carla Kleefeld), Trillium Asset Management Corporation (on behalf of The Advocacy Fund), Unitarian Universalist Association of Congregations and Izetta Smith) constitute a single proponent subject to the one proposal limitation. All of such Proponents failed to indicate which of the Proposal, the Second Proposal and the Third Proposal they wish to include in the 2002 Proxy Materials after receiving an adequate notice of this deficiency from the Company. Given that the 14-day period provided by Rule 14a-8(f)(1) for such Proponents to inform the Company of any corrections to deficiencies has expired, the Company believes that it may exclude the Proposal as it relates to such Proponents under Rule 14a-8(f)(1). Substantiation for excluding the Proposal as it relates to such Proponent is provided in the Schedules attached hereto (Exhibit D).

III. Conclusion

In the event the Staff does not concur with the Company's view that the Proposal and Supporting Statement can be omitted entirely under Rules 14a-8(i)(3), 14a-8(i)(2), 14a-8(i)(10), 14a-8(e), 14a-8(f), 14a-8(b) and 14a-8(i)(c), the Company requests the Staff's concurrence that the form of the Supporting Statement submitted as Exhibit B may be omitted under Rule 14a-8(i)(11). Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

As noted earlier, the form of the Supporting Statement attached as Exhibit B, which was submitted to the Company after the form of the Supporting Statement attached as Exhibit A, is substantially identical to the form of Supporting Statement attached as Exhibit A. Exhibit C illustrates the minor differences between the two forms of Supporting Statement. Given that the proposals are identical and that the two forms of the Supporting Statement differ in only minor and unsubstantial ways, the Company intends to exclude the form of the Supporting Statement attached as Exhibit B under Rule 14a-8(i)(11).

Notwithstanding the reference to Rule 14a-8(i)(11), the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal and the

Supporting Statement from the 2002 Proxy Materials. The Company would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position.

In accordance with Staff Bulletin No. 14, section G.7., all relevant correspondence relating to each Proponent is attached hereto as a schedule to Exhibit D.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to each of the Proponents, informing them of the Company's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. The Company intends to begin distribution of the definitive 2002 Proxy Materials on or after March 15, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files the definitive 2002 Proxy Materials with the Commission.

Please do not hesitate to contact the undersigned at (508) 435-1000 ext. 77254 with any questions or comments regarding this matter.

Very truly yours,

Susan I. Permut
Assistant General Counsel

cc: Trillium Asset Management (on behalf of The Advocacy Fund)
The General Board of Pension and Health Benefits of the United Methodist Church
The Pax World Balanced Fund, Inc.
Trinity Health
The Tides Foundation
The Sisters of Notre Dame de Namur
The Sisters of Saint Joseph of Brighton
The Connecticut Retirement Plans and Trust Funds
The Funding Exchange
The Community Church of New York
The Unitarian Universalist Association of Congregations
Izetta Smith

Exhibit A

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

Exhibit B

REQUEST FOR BOARD INCLUSIVENESS COMMITMENT

WHEREAS: We believe that a diverse board of directors benefits the company and its shareholders by choosing its members from the broadest pool of talent and experience. Board diversity enhances business performance because decision-making better reflects the diverse needs of the customer the company serves the communities in which the company resides, and the workforce it relies on for production.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is in contrast to many leading companies. A report by the Investor Responsibility Research Center states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

A 1998 American Management Association reports states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

RESOLVED: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women and minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees.

November 5, 2001

Exhibit C

~~**WHEREAS**: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is to going to remain competitive in this new century.~~

WHEREAS: We believe that a diverse board of directors benefits the company and its shareholders by choosing its members from the broadest pool of talent and experience. Board diversity enhances business performance because decision-making better reflects the diverse needs of the customer the company serves the communities in which the company resides, and the workforce it relies on for production.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is in contrast to many leading companies. A report by the Investor Responsibility Research Center ~~(IRRC)~~ states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

~~To remain a competitive business leader in an increasingly diverse global marketplace, we must provide the best qualified people regardless of race, gender, sexual orientation or background.~~ A 1998 American Management Association reports states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

~~Also, we believe that the judgement and prospectives of a diverse board will improve the quality of corporation decision making.~~ A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

~~We therefore, urge our company to enlarge its search for qualified board members.~~

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women and minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

- Efforts to encourage diversified representation on the board;
- Criteria for board qualification;
- The process of selecting board nominees;

~~**Concluding Statement:** We are confident that the management and leadership of EMC share that belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intensions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.~~

November 5, 2001

Exhibit D

SCHEDULES

Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Company's letter to the Commission to which these Schedules are attached.

Schedule Number 1: **Trillium Asset Management Corporation (on behalf of The Advocacy Fund)** (herein, "Trillium"), 711 Atlantic Avenue, Boston, MA 02111-2809

Trillium submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 1.1). By letter received by Trillium on November 28, 2001, the Company notified Trillium of deficiencies in its submission (herein, the "deficiency letter") (Schedule 1.2). Trillium responded with a letter purporting to address such deficiencies that was received by the Company on December 10, 2001 (Schedule 1.3). Forum Funds and Forum Trust, LLC also responded with letters purporting to address such deficiencies that were received by the Company on December 11, 2001 (Schedule 1.4). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Rule 14a-8(e): The Proposal was submitted by Trillium, purportedly acting on behalf of The Advocacy Fund. In its deficiency letter, the Company notified Trillium that The Advocacy Fund had failed to properly submit the Proposal prior to the November 18, 2001 deadline because the Company had not received any communication from The Advocacy Fund authorizing Trillium to act on its behalf. In the letter received by the Company on December 10, 2001, Trillium attached a letter dated November 15, 2001 from The Advocacy Fund authorizing Trillium to act on its behalf. However, because such letter was received after the November 18, 2001 deadline, the Company believes that neither The Advocacy Fund nor Trillium properly submitted the Proposal by the deadline for submitting a proposal for inclusion in the 2002 Proxy Materials within the meaning of Rule 14a-8(e).

Rule 14a-8(b):

(i) Through its deficiency letter, the Company notified Trillium that it had failed to provide an adequate written statement indicating The Advocacy Fund's intent to continue owning that level of the Company's securities required by Rule 14a-8(b) through the date of the Company's 2002 Annual Meeting of the Stockholders (the "2002 Annual Meeting"), as required by Rule 14a-8(b). Trillium responded by submitting a statement from Forum Funds regarding The Advocacy Fund's intent to continue ownership. The Company believes that Forum Funds' statement does not adequately address this deficiency because The Advocacy Fund (or Trillium on behalf of The Advocacy Fund) should make this statement.

(ii) Through its deficiency letter, the Company notified Trillium that it had failed to submit to the Company an adequate written statement verifying its holdings as of the date of the submission of the Proposal, as

required by Rule 14a-8(b). Trillium submitted a statement from Forum Trust, LLC regarding Trillium's holdings of Company securities that was received on December 11, 2001. The statement, however, does not adequately address this deficiency because, according to the Company's records, Forum Trust, LLC is not a record holder of Company securities and because the Company does not believe that Forum Trust, LLC is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i).

Schedule Number 2: **General Board of Pension and Health Benefits of The United Methodist Church** (herein, "General Board"), 201 Davis Street, Evanston, IL 60201-4118

General Board submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 2.1) and, by letter received by the Company on November 16, 2001 (Schedule 2.2), General Board sought to revise the Proposal. By letter received by General Board on November 16, 2001, the Company notified General Board of deficiencies in its submission (herein, the "deficiency letter") (Schedule 2.3). General Board responded to the deficiency letter by sending a letter to the Company and directing Mellon Trust to submit a written statement regarding General Board's holdings. The Company received both letters on November 30, 2001 (Schedule 2.4 and Schedule 2.5). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 3: **Pax World Balanced Fund, Inc.** (herein, "Pax World"), 4216 Pier Place, Liberty, MO 64068

Pax World submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 3.1). By letter received by Pax World on November 21, 2001, the Company notified Pax World of deficiencies in its submission (herein, the "deficiency letter") (Schedule 3.2). Pax World responded with a letter purporting to address such deficiencies that was received by the Company on November 27, 2001 (Schedule 3.3). The Company responded with a follow-up deficiency letter that was received by Pax World on December 8, 2001 (Schedule 3.4). The Company received a written statement regarding Pax World's holdings of Company securities from State Street on December 13, 2001 (Schedule 3.5). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Schedule Number 4: **Trinity Health**, 29000 Eleven Mile Road, Farmington Hills, MI 48336

Trinity Health submitted the Proposal attached to a letter received by the Company on November 15, 2001 (Schedule 4.1) and, by letter received by the Company on November 15, 2001 (Schedule 4.2), sought to revise the Proposal. By letter received by Trinity Health on November 21, 2001, the Company notified Trinity Health of

deficiencies in its submission (herein, the "deficiency letter") (Schedule 4.3). The Company received a written statement from Northern Trust Company regarding Trinity Health's holdings of Company securities on November 29, 2001 (Schedule 4.4) and a letter from Trinity Health addressing other deficiencies on November 30, 2001 (Schedule 4.5). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 5: **Tides Foundation** (herein, "Tides"), The Presidio, P.O. Box 29903, San Francisco, CA 94129-0903

Tides submitted the Proposal attached to a letter received by the Company on November 1, 2001 (Schedule 5.1). By letter received by Tides on November 14, 2001, the Company notified Tides of deficiencies in its submission (herein, the "deficiency letter") (Schedule 5.2). Walden responded with a letter purporting to address such deficiencies that was received by the Company on November 21, 2001 (Schedule 5.3). The Company responded with a follow-up deficiency letter dated December 7, 2001 (Schedule 5.4). Walden responded with a written statement received by the Company on December 18, 2001 (Schedule 5.5). Walden's written statement refers to an electronic mail message sent by Tides to the Company. To date, the Company has not received the electronic mail message from Tides. These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Rule 14a-8(b):

(i) Through its deficiency letters, the Company notified Tides that its statement regarding its intent to "continue to be an investor" did not comply with Rule 14a-8(b), which requires a statement regarding the intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting. As noted in the deficiency letter, Tides could sell all but one share of Company stock and it would continue to be an investor. To date, the Company has not received any written statement of such intent from Tides.

(ii) Through its deficiency letter, the Company notified Tides that the written statement submitted by Walden verifying Tides' holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities. The letters submitted by Walden did not address this deficiency.

(iii) Through its deficiency letter, the Company notified Tides that the written statement submitted by Walden verifying Tides' holdings of Company securities was dated as of October 30, 2001 rather than the date of submission of the Proposal, which was October 31, 2001. The letters submitted by Walden did not address this deficiency.

Schedule Number 6: **Sisters of Notre Dame de Namur** (herein, "Sisters of Notre Dame"), Boston Province Center, 351 Broadway, Everett, MA 02149-3425

Sisters of Notre Dame submitted the Proposal attached to a letter received by the Company on November 13, 2001 (Schedule 6.1). By letter received by Sisters of Notre Dame on November 21, 2001, the Company notified Sisters of Notre Dame of deficiencies in submission (herein, the "deficiency letter") (Schedule 6.2). The Company received a letter from Walden on November 28, 2001 purporting to address certain of these deficiencies (Schedule 6.3). The Company responded with a follow-up deficiency letter that was received by Sisters of Notre Dame on December 8, 2001 (Schedule 6.4). Sisters of Notre Dame responded with an electronic mail message received by the Company on December 14, 2001 (Schedule 6.5). Finally, Walden responded with a written statement received by the Company on December 18, 2001 (Schedule 6.6). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b):

(i) Through its deficiency letters, the Company notified Sisters of Notre Dame that it had failed to provide an adequate written statement regarding its intent to continue owning that level of the Company's securities required by Rule 14a-8(b) through the date of the 2002 Annual Meeting, as required by Rule 14a-8(b). A statement from Sisters of Notre Dame addressing this deficiency was received by the Company on December 14, 2001 via electronic mail after the 14-day period provided by Rule 14a-8(f)(1).

(ii) Through its deficiency letters, the Company notified Sisters of Notre Dame that the written statement submitted by Walden verifying Sisters of Notre Dame's holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities, and because the Company does not believe that Walden is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i). Furthermore, the letter submitted by Walden was received by the Company on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

(iii) Through its deficiency letters, the Company notified Sisters of Notre Dame that the written statement submitted by Walden verifying Sisters of Notre Dame's holdings of Company securities was dated as of October 25, 2001 rather than the date of submission of the Proposal, which was October 30, 2001, as required by Rule 14a-8(b). A revised written statement from Walden addressing this deficiency was received by the Company on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

Schedule Number 7: **Sisters of Saint Joseph of Brighton** (herein, "Sisters of Saint Joseph"), 637 Cambridge Street, Brighton, MA 02135-2800

Sisters of Saint Joseph submitted the Proposal attached to a letter received by the Company on November 13, 2001 (Schedule 7.1). By letter received by Sisters of Saint Joseph on November 21, 2001, the Company notified Sisters of Saint Joseph of deficiencies in its submission (herein, the "deficiency letter") (Schedule 7.2). The Company received two letters from Walden on November 28, 2001 purporting to address certain of these deficiencies (Schedule 7.3 and Schedule 7.4). The Company responded with a follow-up deficiency letter that was received by Sisters of Saint Joseph on December 8, 2001 (Schedule 7.5). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b):

(i) Through its deficiency letter, the Company notified Sisters of Saint Joseph that it had failed to provide an adequate written statement regarding its intent to continue owning that level of the Company's securities required by Rule 14a-8(b) through the date of the 2002 Annual Meeting, as required by Rule 14a-8(b). Sisters of Saint Joseph did not correct this deficiency.

(ii) Through its deficiency letter, the Company notified Sisters of Saint Joseph that the written statement submitted by Walden verifying Sisters of Saint Joseph's holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities, and because the Company does not believe that Walden is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i). Sisters of Saint Joseph did not correct this deficiency.

Schedule Number 8: **Connecticut Retirement Plans and Trust Funds** (herein, "CRPTF"), State of Connecticut, Office of the Treasurer, 55 Elm Street, Hartford, CT 06106-1773

CRPTF submitted the Proposal attached to a letter received by the Company on November 13, 2001 (Schedule 8.1). By letter received by CRPTF on November 23, 2001, the Company notified CRPTF of deficiencies in its submission (herein, the "deficiency letter") (Schedule 8.2). CRPTF responded with a letter purporting to address such deficiencies that was received by the Company on December 3, 2001 (Schedule 8.3). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 9: **Funding Exchange**, 666 Broadway, Suite 500, New York, NY 10012

Funding Exchange submitted the Proposal attached to a letter received by the Company on November 7, 2001 (Schedule 9.1). By letter received by Funding Exchange on November 14, 2001, the Company notified Funding Exchange of deficiencies in its submission (herein, the "deficiency letter") (Schedule 9.2). Funding Exchange submitted a letter attaching a revised proposal received by the Company on November 19, 2001 (Schedule 9.3). Walden responded with letters purporting to address certain deficiencies that were received by the Company on November 21, 2001 (Schedule 9.4) and November 26, 2001 (Schedule 9.5) respectively. The Company responded with a follow-up deficiency letter that was received by Funding Exchange on December 7, 2001 (Schedule 9.6). Funding Exchange responded with an electronic mail message received by the Company on December 13, 2001 (Schedule 9.7). Finally, Walden responded with a written statement received by the Company on December 18, 2001 (Schedule 9.8). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b):

(i) Through its deficiency letters, the Company notified Funding Exchange that it had failed to provide an adequate written statement regarding its intent to continue owning that level of the Company's securities required by Rule 14a-8(b) through the date of the 2002 Annual Meeting, as required by Rule 14a-8(b). Furthermore, the electronic statement submitted by Funding Exchange was received by the Company on December 13, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

(ii) Through its deficiency letters, the Company notified Funding Exchange that the written statement submitted by Walden verifying Funding Exchange's holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities, and because the Company does not believe that Walden is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i). Furthermore, the letter submitted by Walden was received by the Company on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

(iii) Through its deficiency letters, the Company notified Funding Exchange that the written statement submitted by Walden verifying Funding Exchange's holding of Company securities was dated as of November 28, 2001 rather than the date of submission of the Proposal, which was November 1, 2001, as is required by Rule 14a-8(b). Furthermore, the letter submitted by Walden was received on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

Schedule Number 10: **The Community Church of New York** (herein, "Community Church"), 40 East 35th Street, New York, NY 10016

Community Church submitted the Proposal attached to a letter received by the Company on November 21, 2001 (Schedule 10.1). Community Church submitted an additional letter enclosing an amended version of the Proposal that was also received by the Company on November 21, 2001 (Schedule 10.2). Walden submitted a letter that was received by the Company on November 30, 2001 (Schedule 10.3). By letter received by Community Church on November 30, 2001, the Company notified Community Church of deficiencies in its submission (herein, the "deficiency letter") (Schedule 10.4). The Company responded with a subsequent deficiency letter dated December 6, 2001 (Schedule 10.5). Walden responded with a letter that was received by the Company on December 12, 2001 (Schedule 10.6) and Community Church responded with an electronic mail message received by the Company on December 13, 2001 (Schedule 10.7). Finally, Walden responded with a written statement received by the Company on December 18, 2001 (Schedule 10.8). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b):

(i) Through its deficiency letters, the Company notified Community Church that the written statement submitted by Walden verifying the Community Church's holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities, and because the Company does not believe that Walden is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i). Furthermore, the letter submitted by Walden was received by the Company on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

(ii) Through its deficiency letter, the Company notified Community Church that the written statement submitted by Walden verifying Community Church's holding of Company securities was dated as of November 28, 2001 rather than the date of submission of the Proposal, which was October 31, 2001, as is required by Rule 14a-8(b). The letters submitted by Walden do not address this deficiency. Furthermore, the letter received on December 18, 2001 was received after the 14-day period provided by Rule 14a-8(f)(1).

Schedule Number 11: **Unitarian Universalist Association of Congregations** (herein, the "UUAC"), 25 Beacon Street, Boston, MA 02108

UUAC submitted the Proposal attached to a letter dated November 17, 2001 and received by the Company November 26, 2001 (Schedule 11.1). Although the Company

believes that, as described below, UUAC failed to timely submit the Proposal, the Company responded with a letter that was received by UUAC on December 11, 2001 addressing the deficiencies of its submission (herein, the "deficiency letter") (Schedule 11.2). Oppenheimer Capital responded with a written statement purporting to address certain of these deficiencies that was received by the Company on December 19, 2001 (Schedule 11.3). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Rule 14a-8(e): Because the deadline for receiving the Proposal fell on November 18, 2001, which is a Sunday, the Staff's position indicates that the Proposal should have been received on Friday, November 16, 2001, the last business day preceding such date. As the date of the letter to which the Proposal is attached is November 17, 2001, it clearly was not received by the Company until after November 16, 2001. The Company believes that this failure to timely submit the Proposal is an incurable deficiency.

Schedule Number 12: **Izetta Smith**, c/o Ms. Laurie McClain, 132 E. Broadway, Suite 501, Eugene, OR 97401

Izetta Smith submitted the Proposal attached to a letter received by the Company on November 7, 2001 (Schedule 12.1). By letter received by Ms. Smith on November 20, 2001, the Company notified Ms. Smith of deficiencies in her submission (herein, the "deficiency letter") (Schedule 12.2). Walden responded with a letter purporting to address certain of these deficiencies that was received by the Company on November 26, 2001 (Schedule 12.3). The Company responded with a follow-up deficiency letter that was received by Ms. Smith on December 7, 2001, (Schedule 12.4). Finally, Walden responded with a written statement received by the Company on December 18, 2001 (Schedule 12.5). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b): Through its deficiency letters, the Company notified Ms. Smith that the written statement of Walden verifying Ms. Smith's holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities, and because the Company does not believe that Walden is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i). Furthermore, the letter submitted by Walden was received by the Company on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

SCHEDULES

Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Company's letter to the Commission to which these Schedules are attached.

Schedule Number 1: **Trillium Asset Management Corporation (on behalf of The Advocacy Fund)** (herein, "Trillium"), 711 Atlantic Avenue, Boston, MA 02111-2809

Trillium submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 1.1). By letter received by Trillium on November 28, 2001, the Company notified Trillium of deficiencies in its submission (herein, the "deficiency letter") (Schedule 1.2). Trillium responded with a letter purporting to address such deficiencies that was received by the Company on December 10, 2001 (Schedule 1.3). Forum Funds and Forum Trust, LLC also responded with letters purporting to address such deficiencies that were received by the Company on December 11, 2001 (Schedule 1.4). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Rule 14a-8(e): The Proposal was submitted by Trillium, purportedly acting on behalf of The Advocacy Fund. In its deficiency letter, the Company notified Trillium that The Advocacy Fund had failed to properly submit the Proposal prior to the November 18, 2001 deadline because the Company had not received any communication from The Advocacy Fund authorizing Trillium to act on its behalf. In the letter received by the Company on December 10, 2001, Trillium attached a letter dated November 15, 2001 from The Advocacy Fund authorizing Trillium to act on its behalf. However, because such letter was received after the November 18, 2001 deadline, the Company believes that neither The Advocacy Fund nor Trillium properly submitted the Proposal by the deadline for submitting a proposal for inclusion in the 2002 Proxy Materials within the meaning of Rule 14a-8(e).

Rule 14a-8(b):

(i) Through its deficiency letter, the Company notified Trillium that it had failed to provide an adequate written statement indicating The Advocacy Fund's intent to continue owning that level of the Company's securities required by Rule 14a-8(b) through the date of the Company's 2002 Annual Meeting of the Stockholders (the "2002 Annual Meeting"), as required by Rule 14a-8(b). Trillium responded by submitting a statement from Forum Funds regarding The Advocacy Fund's intent to continue ownership. The Company believes that Forum Funds' statement does not adequately address this deficiency because The Advocacy Fund (or Trillium on behalf of The Advocacy Fund) should make this statement.

(ii) Through its deficiency letter, the Company notified Trillium that it had failed to submit to the Company an adequate written statement verifying its holdings as of the date of the submission of the Proposal, as

required by Rule 14a-8(b). Trillium submitted a statement from Forum Trust, LLC regarding Trillium's holdings of Company securities that was received on December 11, 2001. The statement, however, does not adequately address this deficiency because, according to the Company's records, Forum Trust, LLC is not a record holder of Company securities and because the Company does not believe that Forum Trust, LLC is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i).

Schedule Number 2: **General Board of Pension and Health Benefits of The United Methodist Church** (herein, "General Board"), 201 Davis Street, Evanston, IL 60201-4118

General Board submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 2.1) and, by letter received by the Company on November 16, 2001 (Schedule 2.2), General Board sought to revise the Proposal. By letter received by General Board on November 16, 2001, the Company notified General Board of deficiencies in its submission (herein, the "deficiency letter") (Schedule 2.3). General Board responded to the deficiency letter by sending a letter to the Company and directing Mellon Trust to submit a written statement regarding General Board's holdings. The Company received both letters on November 30, 2001 (Schedule 2.4 and Schedule 2.5). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 3: **Pax World Balanced Fund, Inc.** (herein, "Pax World"), 4216 Pier Place, Liberty, MO 64068

Pax World submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 3.1). By letter received by Pax World on November 21, 2001, the Company notified Pax World of deficiencies in its submission (herein, the "deficiency letter") (Schedule 3.2). Pax World responded with a letter purporting to address such deficiencies that was received by the Company on November 27, 2001 (Schedule 3.3). The Company responded with a follow-up deficiency letter that was received by Pax World on December 8, 2001 (Schedule 3.4). The Company received a written statement regarding Pax World's holdings of Company securities from State Street on December 13, 2001 (Schedule 3.5). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Schedule Number 4: **Trinity Health**, 29000 Eleven Mile Road, Farmington Hills, MI 48336

Trinity Health submitted the Proposal attached to a letter received by the Company on November 15, 2001 (Schedule 4.1) and, by letter received by the Company on November 15, 2001 (Schedule 4.2), sought to revise the Proposal. By letter received by Trinity Health on November 21, 2001, the Company notified Trinity Health of

deficiencies in its submission (herein, the "deficiency letter") (Schedule 4.3). The Company received a written statement from Northern Trust Company regarding Trinity Health's holdings of Company securities on November 29, 2001 (Schedule 4.4) and a letter from Trinity Health addressing other deficiencies on November 30, 2001 (Schedule 4.5). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 5: **Tides Foundation** (herein, "Tides"), The Presidio, P.O. Box 29903, San Francisco, CA 94129-0903

Tides submitted the Proposal attached to a letter received by the Company on November 1, 2001 (Schedule 5.1). By letter received by Tides on November 14, 2001, the Company notified Tides of deficiencies in its submission (herein, the "deficiency letter") (Schedule 5.2). Walden responded with a letter purporting to address such deficiencies that was received by the Company on November 21, 2001 (Schedule 5.3). The Company responded with a follow-up deficiency letter dated December 7, 2001 (Schedule 5.4). Walden responded with a written statement received by the Company on December 18, 2001 (Schedule 5.5). Walden's written statement refers to an electronic mail message sent by Tides to the Company. To date, the Company has not received the electronic mail message from Tides. These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Rule 14a-8(b):

(i) Through its deficiency letters, the Company notified Tides that its statement regarding its intent to "continue to be an investor" did not comply with Rule 14a-8(b), which requires a statement regarding the intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting. As noted in the deficiency letter, Tides could sell all but one share of Company stock and it would continue to be an investor. To date, the Company has not received any written statement of such intent from Tides.

(ii) Through its deficiency letter, the Company notified Tides that the written statement submitted by Walden verifying Tides' holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities. The letters submitted by Walden did not address this deficiency.

(iii) Through its deficiency letter, the Company notified Tides that the written statement submitted by Walden verifying Tides' holdings of Company securities was dated as of October 30, 2001 rather than the date of submission of the Proposal, which was October 31, 2001. The letters submitted by Walden did not address this deficiency.

Schedule Number 6: **Sisters of Notre Dame de Namur** (herein, "Sisters of Notre Dame"), Boston Province Center, 351 Broadway, Everett, MA 02149-3425

Sisters of Notre Dame submitted the Proposal attached to a letter received by the Company on November 13, 2001 (Schedule 6.1). By letter received by Sisters of Notre Dame on November 21, 2001, the Company notified Sisters of Notre Dame of deficiencies in submission (herein, the "deficiency letter") (Schedule 6.2). The Company received a letter from Walden on November 28, 2001 purporting to address certain of these deficiencies (Schedule 6.3). The Company responded with a follow-up deficiency letter that was received by Sisters of Notre Dame on December 8, 2001 (Schedule 6.4). Sisters of Notre Dame responded with an electronic mail message received by the Company on December 14, 2001 (Schedule 6.5). Finally, Walden responded with a written statement received by the Company on December 18, 2001 (Schedule 6.6). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b):

(i) Through its deficiency letters, the Company notified Sisters of Notre Dame that it had failed to provide an adequate written statement regarding its intent to continue owning that level of the Company's securities required by Rule 14a-8(b) through the date of the 2002 Annual Meeting, as required by Rule 14a-8(b). A statement from Sisters of Notre Dame addressing this deficiency was received by the Company on December 14, 2001 via electronic mail after the 14-day period provided by Rule 14a-8(f)(1).

(ii) Through its deficiency letters, the Company notified Sisters of Notre Dame that the written statement submitted by Walden verifying Sisters of Notre Dame's holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities, and because the Company does not believe that Walden is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i). Furthermore, the letter submitted by Walden was received by the Company on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

(iii) Through its deficiency letters, the Company notified Sisters of Notre Dame that the written statement submitted by Walden verifying Sisters of Notre Dame's holdings of Company securities was dated as of October 25, 2001 rather than the date of submission of the Proposal, which was October 30, 2001, as required by Rule 14a-8(b). A revised written statement from Walden addressing this deficiency was received by the Company on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

Schedule Number 7: **Sisters of Saint Joseph of Brighton** (herein, "Sisters of Saint Joseph"), 637 Cambridge Street, Brighton, MA 02135-2800

Sisters of Saint Joseph submitted the Proposal attached to a letter received by the Company on November 13, 2001 (Schedule 7.1). By letter received by Sisters of Saint Joseph on November 21, 2001, the Company notified Sisters of Saint Joseph of deficiencies in its submission (herein, the "deficiency letter") (Schedule 7.2). The Company received two letters from Walden on November 28, 2001 purporting to address certain of these deficiencies (Schedule 7.3 and Schedule 7.4). The Company responded with a follow-up deficiency letter that was received by Sisters of Saint Joseph on December 8, 2001 (Schedule 7.5). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b):

(i) Through its deficiency letter, the Company notified Sisters of Saint Joseph that it had failed to provide an adequate written statement regarding its intent to continue owning that level of the Company's securities required by Rule 14a-8(b) through the date of the 2002 Annual Meeting, as required by Rule 14a-8(b). Sisters of Saint Joseph did not correct this deficiency.

(ii) Through its deficiency letter, the Company notified Sisters of Saint Joseph that the written statement submitted by Walden verifying Sisters of Saint Joseph's holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities, and because the Company does not believe that Walden is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i). Sisters of Saint Joseph did not correct this deficiency.

Schedule Number 8: **Connecticut Retirement Plans and Trust Funds** (herein, "CRPTF"), State of Connecticut, Office of the Treasurer, 55 Elm Street, Hartford, CT 06106-1773

CRPTF submitted the Proposal attached to a letter received by the Company on November 13, 2001 (Schedule 8.1). By letter received by CRPTF on November 23, 2001, the Company notified CRPTF of deficiencies in its submission (herein, the "deficiency letter") (Schedule 8.2). CRPTF responded with a letter purporting to address such deficiencies that was received by the Company on December 3, 2001 (Schedule 8.3). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 9: **Funding Exchange**, 666 Broadway, Suite 500, New York, NY 10012

Funding Exchange submitted the Proposal attached to a letter received by the Company on November 7, 2001 (Schedule 9.1). By letter received by Funding Exchange on November 14, 2001, the Company notified Funding Exchange of deficiencies in its submission (herein, the "deficiency letter") (Schedule 9.2). Funding Exchange submitted a letter attaching a revised proposal received by the Company on November 19, 2001 (Schedule 9.3). Walden responded with letters purporting to address certain deficiencies that were received by the Company on November 21, 2001 (Schedule 9.4) and November 26, 2001 (Schedule 9.5) respectively. The Company responded with a follow-up deficiency letter that was received by Funding Exchange on December 7, 2001 (Schedule 9.6). Funding Exchange responded with an electronic mail message received by the Company on December 13, 2001 (Schedule 9.7). Finally, Walden responded with a written statement received by the Company on December 18, 2001 (Schedule 9.8). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b):

(i) Through its deficiency letters, the Company notified Funding Exchange that it had failed to provide an adequate written statement regarding its intent to continue owning that level of the Company's securities required by Rule 14a-8(b) through the date of the 2002 Annual Meeting, as required by Rule 14a-8(b). Furthermore, the electronic statement submitted by Funding Exchange was received by the Company on December 13, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

(ii) Through its deficiency letters, the Company notified Funding Exchange that the written statement submitted by Walden verifying Funding Exchange's holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities, and because the Company does not believe that Walden is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i). Furthermore, the letter submitted by Walden was received by the Company on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

(iii) Through its deficiency letters, the Company notified Funding Exchange that the written statement submitted by Walden verifying Funding Exchange's holding of Company securities was dated as of November 28, 2001 rather than the date of submission of the Proposal, which was November 1, 2001, as is required by Rule 14a-8(b). Furthermore, the letter submitted by Walden was received on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

Schedule Number 10: **The Community Church of New York** (herein, "Community Church"), 40 East 35th Street, New York, NY 10016

Community Church submitted the Proposal attached to a letter received by the Company on November 21, 2001 (Schedule 10.1). Community Church submitted an additional letter enclosing an amended version of the Proposal that was also received by the Company on November 21, 2001 (Schedule 10.2). Walden submitted a letter that was received by the Company on November 30, 2001 (Schedule 10.3). By letter received by Community Church on November 30, 2001, the Company notified Community Church of deficiencies in its submission (herein, the "deficiency letter") (Schedule 10.4). The Company responded with a subsequent deficiency letter dated December 6, 2001 (Schedule 10.5). Walden responded with a letter that was received by the Company on December 12, 2001 (Schedule 10.6) and Community Church responded with an electronic mail message received by the Company on December 13, 2001 (Schedule 10.7). Finally, Walden responded with a written statement received by the Company on December 18, 2001 (Schedule 10.8). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b):

(i) Through its deficiency letters, the Company notified Community Church that the written statement submitted by Walden verifying the Community Church's holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities, and because the Company does not believe that Walden is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i). Furthermore, the letter submitted by Walden was received by the Company on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

(ii) Through its deficiency letter, the Company notified Community Church that the written statement submitted by Walden verifying Community Church's holding of Company securities was dated as of November 28, 2001 rather than the date of submission of the Proposal, which was October 31, 2001, as is required by Rule 14a-8(b). The letters submitted by Walden do not address this deficiency. Furthermore, the letter received on December 18, 2001 was received after the 14-day period provided by Rule 14a-8(f)(1).

Schedule Number 11: **Unitarian Universalist Association of Congregations** (herein, the "UUAC"), 25 Beacon Street, Boston, MA 02108

UUAC submitted the Proposal attached to a letter dated November 17, 2001 and received by the Company November 26, 2001 (Schedule 11.1). Although the Company

believes that, as described below, UUAC failed to timely submit the Proposal, the Company responded with a letter that was received by UUAC on December 11, 2001 addressing the deficiencies of its submission (herein, the "deficiency letter") (Schedule 11.2). Oppenheimer Capital responded with a written statement purporting to address certain of these deficiencies that was received by the Company on December 19, 2001 (Schedule 11.3). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Rule 14a-8(e): Because the deadline for receiving the Proposal fell on November 18, 2001, which is a Sunday, the Staff's position indicates that the Proposal should have been received on Friday, November 16, 2001, the last business day preceding such date. As the date of the letter to which the Proposal is attached is November 17, 2001, it clearly was not received by the Company until after November 16, 2001. The Company believes that this failure to timely submit the Proposal is an incurable deficiency.

Schedule Number 12: **Izetta Smith**, c/o Ms. Laurie McClain, 132 E. Broadway, Suite 501, Eugene, OR 97401

Izetta Smith submitted the Proposal attached to a letter received by the Company on November 7, 2001 (Schedule 12.1). By letter received by Ms. Smith on November 20, 2001, the Company notified Ms. Smith of deficiencies in her submission (herein, the "deficiency letter") (Schedule 12.2). Walden responded with a letter purporting to address certain of these deficiencies that was received by the Company on November 26, 2001 (Schedule 12.3). The Company responded with a follow-up deficiency letter that was received by Ms. Smith on December 7, 2001, (Schedule 12.4). Finally, Walden responded with a written statement received by the Company on December 18, 2001 (Schedule 12.5). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b): Through its deficiency letters, the Company notified Ms. Smith that the written statement of Walden verifying Ms. Smith's holdings of Company securities did not comply with Rule 14a-8(b) because, according to the Company's records, Walden is not a record holder of Company securities, and because the Company does not believe that Walden is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i). Furthermore, the letter submitted by Walden was received by the Company on December 18, 2001, which is after the 14-day period provided by Rule 14a-8(f)(1).

SCHEDULE 1:
Trillium Asset Management
(on behalf of the Advocacy Fund)



SCHEDULE 1.1



Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

Investing for a Better World

Joseph Tucci
President and CEO
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103


RECEIVED
NOV 15 2001
By

Via fax and special delivery

November 15, 2001

Dear Mr. Tucci:

I am authorized to notify you of our intention to present the enclosed proposals for consideration and action by the stockholders at the next annual meeting. Trillium Asset Management submits these resolutions for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. These three proposals are identical to those being submitted by with several other investors, and we are filing in cooperation with them.

As you may recall, Trillium Asset Management took part in last July's meeting between shareholders and yourself, Polly Pearson and Susan Perlmut, in which we discussed equal employment issues. We appreciated the briefing and were optimistic that EMC would consider seriously our request for EEO-1 data and the other concerns that we raised, board diversity and board independence. Since that time, we have been dismayed by the company's loss or misplacement of letters in which we, as a group and individually, have attempted to follow up, particularly given EMC's loss of Walden Asset Management's shareholder proposal last fall. We are further disheartened by EMC's active support of the Massachusetts legislation to eliminate the need for in-person meetings, given the degree of difficulty we have experienced in bringing our concerns to the attention of management. In total, the perspective that comes across, whether willingly or inadvertently, is one of indifference to shareholder concerns. We hope that these filings will help to catalyze the dialogue with EMC that we have been seeking.

Collectively, our clients hold approximately 440,000 shares in EMC stock. We are filing the proposal addressing the establishment of an independent board on behalf of our client Anne Slepian, who is the beneficial owner of 200 shares of EMC stock purchased more than one year prior to this date. We will soon forward to you a letter from Ms. Slepian authorizing Trillium Asset Management to represent her in this matter, and provide verification of her ownership of these shares.

On behalf of Ms. Carla Kleefeld, we are filing the enclosed proposal concerning in-person annual stockholder meetings. We are an investment advisor to Ms. Kleefeld, who is the beneficial owner of 1,000 shares of EMC stock purchased more than one year prior to this date. We will soon forward to you a letter from Ms. Kleefeld authorizing Trillium Asset Management to represent her in this matter, along with verification of her ownership of these shares.

Regarding the board diversity resolution, Trillium Asset Management is filing on behalf of The Advocacy Fund, to which we are an advisor. The Advocacy Fund holds 2,075 shares of EMC common stock. Verification of ownership will be submitted shortly.

We hope that you will consider our proposals carefully and look forward to your response.

Sincerely,

Shelley Alpern
Assistant Vice President
Trillium Asset Management

Cc: Susan Perlmut, General Counsel
Polly Pearson, Vice President of Global Investor Relations

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson stated that "An annual meeting as a forum for public causes - that's not the purpose." **We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.**

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest cost and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

Last updated 11/15/01

EMC - REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key Board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received majority shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

Resolved: The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

SCHEDULE 1.2


EMC2
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 27, 2001

VIA FEDERAL EXPRESS

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809
Attn: Ms. Shelley Alpern

Dear Ms. Alpern:

Reference is hereby made to the letter dated November 15, 2001 (the "Letter") from Trillium Asset Management ("Trillium") to EMC Corporation (the "Company" or "EMC"), including the three proposals attached thereto (collectively, the "Proposals").

Under Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the shareholder seeking to submit a proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") must have submitted the proposal to EMC and such proposal must have been received at the Company's principal executive offices on or before November 18, 2001. Trillium purports to be submitting the Proposals on behalf of three of its clients (collectively, the "Clients"). In the Letter, Trillium represents that each Client will provide a letter to EMC indicating that Trillium is authorized to submit the respective Proposal on such Client's behalf. To date, the Company has not received any communication from any Client with respect to the Proposals nor has Trillium provided EMC with any authorization from the Clients for Trillium to submit a Proposal on their behalf, despite stating in the Letter that such authorizations would be forthcoming. As a result, EMC believes that the Clients have failed to properly submit the Proposals prior to November 18, 2001, the deadline for submitting a proposal for the 2002 Annual Meeting under Rule 14a-8 of Regulation 14A of the Exchange Act. Accordingly, EMC will not include any of the Proposals in its proxy materials for the 2002 Annual Meeting.

The Company hereby further notifies you that each Client has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that such

Client is eligible to submit its respective Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, the Client must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 15, 2001 (the "Ownership Eligibility Requirement"). According to our records, none of the Clients is a registered holder of EMC securities so the Company cannot verify whether any Client meets the Ownership Eligibility Requirement. Because none of the Clients is the registered holder of the EMC securities it allegedly holds, each Client must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that it meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, each Client may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that the Client meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by the Client with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), each Client is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

None of the Clients has provided any of the foregoing documents with its respective Proposal. Trillium states in the Letter that each Client will be providing verification of its ownership of EMC securities. Under Rule 14a-8(b), the Client is required to provide such verification with its Proposal and, notwithstanding the foregoing, has failed to provide such verification by November 18, 2001, the deadline for submitting a proposal for the 2002 Annual Meeting.

Each Client also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

Alternatively, if Trillium is submitting the Proposals on its own behalf (and not on behalf of the Clients as stated in the Letter), then the Company believes that Trillium has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Trillium is eligible to submit one of the Proposals for inclusion in EMC's proxy materials for the 2002 Annual Meeting. According to our records, Trillium is not a registered holder of EMC securities so the Company cannot verify whether Trillium meets the Ownership Eligibility Requirement. Because Trillium is not the registered holder of the EMC securities it allegedly holds, Trillium, as noted above, must

prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that it meets the Ownership Eligibility Requirement. Trillium did not provide any verification that it meets the Ownership Eligibility Requirement. In fact, there is no indication in the Letter that Trillium holds any EMC securities.

Trillium also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

Unless Trillium proves that it is eligible to submit one of the Proposals in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include any of the Proposals in its proxy materials for the 2002 Annual Meeting.

Notwithstanding the foregoing, EMC hereby further notifies you that under Rule 14a-8(c), Trillium (assuming it is eligible to submit a shareholder proposal under Rule 14a-8) may submit only one of the Proposals for inclusion in the Company's proxy materials for the 2002 Annual Meeting. Accordingly, to the extent Trillium believes that it is eligible to submit a Proposal, it must notify EMC within 14 days from the date you receive this letter which of the Proposals it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposals in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposals or ultimately omit the Proposals from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

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(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Ms. Shelley Alpern
(617) 423-6655
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

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Tracking Number	790227409876
Reference Number	AC1006
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SCHEDULE 1.3



Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

Investing for a Better World

Susan I. Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103

December 10, 2001

Dear Ms. Permut:

I write to reply to your letter of November 27, 2001, regarding outstanding documentation that TRILLIUM ASSET MANAGEMENT CORPORATION needs to provide EMC Corporation in connection with the shareholder proposals for which our clients are co-proponents.

Please find attached:

1) A signed letter from our client Anne Slepian authorizing TRILLIUM ASSET MANAGEMENT CORPORATION on her behalf to (co)file the proposal regarding an independent board, and declaring her intent to hold her position in EMC through the 2002 annual meeting.

2) Signed letters from Charles Schwab & Co. and Fleet Investment Services Group establishing Ms. Slepian's ownership of the requisite position for over one year and her beneficial ownership. (Please note: The letters are fax copies. You will be receiving originals from Schwab and Fleet shortly, if they have not been received already.)

Under separate cover from the Forum Funds, you are being sent via overnight mail:

3) A signed letter authorizing TRILLIUM ASSET MANAGEMENT CORPORATION to (co)file the proposal regarding board diversity on behalf of the Advocacy Fund. TRILLIUM ASSET MANAGEMENT CORPORATION is investment advisor to Forum Funds, an open-end investment management company of which the Advocacy Fund is a series.

4) A signed separate letter from Forum Funds confirming that the Advocacy Fund has been the beneficial owner of the requisite position needed to file the proposal, and our intention to retain that position through the 2002 annual meeting.

Unfortunately, due to conflicting schedules, we were unable to obtain Carla A. Kleefeld's letter authorizing TRILLIUM ASSET MANAGEMENT CORPORATION to (co)file the proposal regarding in-person stockholder meetings. However, we do wish to go on record again in strong support of in-person stockholder meetings, and we ask you to drop your support for Massachusetts legislation that would make them optional.

Your letter states (page 3, para. 4), "Notwithstanding the foregoing, EMC hereby further notifies you that under Rule 14a-8©, Trillium may submit only one of the Proposals for inclusion in the



Organization's proxy materials for the 2002 Annual Meeting." We believe that we have established through the attached documentation that above proposals are, in fact, being submitted by separate entities.

EMC certainly has the right to challenge these resolutions at the Securities and Exchange Commission, and should you choose to do so, we will defend energetically our right to file them. However, as you know, we and our co-filers have made numerous good faith efforts to engage in substantive dialogue with EMC. In this context, the act of challenging the proposals at the SEC seems like little more than diversion from the legitimate issues that we have raised. As your shareholders, we are acting from the premise that our goals are, or at least should be, aligned. Would it not be preferable to treat our continued plea for dialogue with the respect it deserves and work toward finding common ground and a win-win situation for both parties?

Sincerely,

Shelley Alpern
Assistant Vice President

enclosures


Trillium
ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179

→ Dana

FAX TRANSMITTAL FORM

TO: EMC Corp FROM: S. Alpern

FAX #: 508-497-6915 DATE: 12/10/01

ATTN: Susan Permut TIME: 4:55 pm

PAGES (Including Form): 6 REPLY REQUESTED YES (NO)

COMMENTS:

FORUM FUNDS
Two Portland Square
Portland, Maine 04101

November 15, 2001

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Dear Ms. Alpern:

As secretary to Forum Funds (the "Trust"), an open-end investment management company (mutual fund family) of which The Advocacy Fund (the "Fund") is a series, please note that it is the Trust's position that Trillium Asset Management Company ("TAMC") has the authority to file a shareholder resolution at EMC Corp. regarding a board diversity issue. It is the position of the Trust that TAMC's authority to file and deal with any and all aspects of such resolution is set forth in Section 3 of the Investment Advisory Agreement between the Trust and TAMC dated July 26, 2000 (the "Agreement"). Consistent with this Agreement, TAMC's ability to file such resolutions is clearly reflected in the Fund's prospectus.

The Fund is the beneficial owner of 2,575 shares of EMC Corp. common stock, 125 of which have been held for over one year as of the date of this letter. It is my understanding that TAMC intends to hold this position in the Fund's portfolio through the date of EMC Corp.'s annual meeting in 2002.

Very truly yours,

Leslie K. Klenk
Secretary

FORUM TRUST, LLC
Two Portland Square
Portland, Maine 04101

November 15, 2001

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111


RECEIVED
DEC 11 2001
By Legal

Dear Ms. Alpern:

As secretary of Forum Trust, LLC, custodian to Forum Funds, an open-end investment management company (mutual fund family) of which The Advocacy Fund (the "Fund") is a series, I hereby certify that the Fund is the beneficial owner of 2,575 shares of EMC Corp. common stock, 125 shares of which have been held for over one year as of November 15, 2001.

Very truly yours,

David I. Goldstein
Secretary

SCHEDULE 2:
General Board of Pension and Health Benefits of the United Methodist Church

SCHEDULE 2.1


RECEIVED
NOV 15 2001
By Legal 11:30am

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
847.869.4550

November 14, 2002

Joseph Tucci, CEO
EMC
35 Parkwood Drive
Hopkinton, MA 07148-9103

Dear Mr. Tucci:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $11 billion. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. The Social Principles of our denomination encourage the General Board to invest in companies that are supportive of inclusiveness and fairness at all levels, as an expression of our belief that equal employment opportunity and workplace diversity are important. In such capacity, the General Board has an investment position of 330,234 shares of common stock in EMC Corporation, as of October 25, 2001.

While we acknowledge efforts made in dialogue to address inclusiveness issues this past year, we believe that EMC has a unique responsibility to demonstrate its social sensitivity on the issue of Board Inclusiveness. Since this is a high priority issue for the General Board we are filing this proposal and look forward to productive dialogue.

Therefore, I am hereby authorized to notify you of our intention to co-file with the State of Connecticut and Walden Asset Management this resolution for consideration and action by the stockholders at the 2002 Annual Meeting of EMC. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of EMC Corporation shares, with a value of at least $2,000 for at least twelve months prior to the filing date of this proposed 2002 shareholder resolution. Proof of the General Board's ownership of these shares is enclosed. It is our intent to maintain ownership of EMC company stock through the date of the Annual Meeting.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns

Honor, Remembrance, Protection

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.



Mellon Trust

October 17, 2001

Ms. Vidette Bullock Mixon
The General Board of Pension and Health
Benefits of the The United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Vidette:

This letter is in response to your request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has owned shares of **EMC Corporation** for a least one year since September 2000, and such investment had a market value of at least $2000.00.

This security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-1440 with any questions.

Sincerely,

Lee F. Schmitt
Service Delivery Officer
Mellon Trust

Global Securities Services
Room 1015 • One Mellon Center • Pittsburgh, PA 15258-0001

A Mellon Financial Company℠



SCHEDULE 2.2


RECEIVED
NOV 16 2001
By Legal

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH



1201 Davis Street
Evanston, Illinois 60201-4118
847.869.4550

November 16, 2001

Susan Permut
EMC

FAX: 508-497-6915

Dear Susan:

It is our understanding that the resolution, EMC: Request for Board Inclusiveness Review, submitted by the primary filer, the State of Connecticut, is correct.

We are faxing the attached copy to ensure that the resolution co-filed by the General Board of Pension and Health Benefits (330,234 shares) appears as the one filed by the State of Connecticut.

If you have any questions or need clarification regarding this matter, please call me at 847-866-4592.

Thank you for your kind attention to this matter.

Sincerely,

Laurie Michalowski

Laurie Michalowski
Coordinator of Socially Responsible Investing

cc: State of Connecticut
Walden Asset Management/US Trust Boston

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.



SCHEDULE 2.3



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

General Board of Pension
And Health Benefits of
The United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118
Attn: Ms. Vidette Bullock Mixon

Dear Ms. Mixon:

Reference is hereby made to the letter dated November 14, 2001 (the "Letter") from the General Board of Pension and Health Benefits of The United Methodist Church ("General Board") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on communications received from other shareholders, including Walden Asset Management ("Walden"), relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden is the true proponent of the Proposal and that the General Board is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that the General Board has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that the General Board is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, the General Board must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 14, 2001 (the "Ownership Eligibility Requirement"). According to our records, the General Board is not a registered holder of EMC securities so the Company cannot verify whether the General Board meets the Ownership Eligibility Requirement. Because the General Board is not the registered holder of the EMC securities it allegedly holds, the General Board must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that the General Board meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, the General Board may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that the General Board meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by the General Board with the Securities Exchange Commission (the "SEC") reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), the General Board is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

The General Board submitted a written statement from Mellon Trust with the Letter. However, Mellon Trust's written confirmation of the number of shares of EMC stock held by the General Board is as of October 17, 2001, and not November 14, 2001, the time the General Board submitted the Proposal, as required by Rule 14a-8(b).

Furthermore, Mellon Trust failed to verify that the General Board continuously held the securities for at least one year by the date the General Board submitted the Proposal. Mellon Trust confirmed that the General Board has owned shares of EMC for at least one year "since September 2000." If the General Board had sold all of its shares of EMC stock in October 2001, the Mellon Trust confirmation would still be true and the General Board would not meet the Ownership Eligibility Requirement. In addition, Mellon Trust further confirms that "such investment had a market value of at least $2,000.00." However, it is not clear whether the original investment in September 2000 had a market value of at least $2,000.00 or whether the General Board has actually held

shares continuously for one year by the date of the Proposal with a market value of at least $2,000.00, as calculated in accordance with the SEC rules and regulations.

The General Board also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, the General Board simply states that it intends "to maintain ownership of EMC company stock through the date of the Annual Meeting." However, the General Board could sell nearly all of its EMC securities and it would maintain ownership of EMC stock. The General Board has not confirmed that it intends to maintain its current ownership of EMC stock. Thus, the General Board's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless the General Board proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel



EMC Corporation . Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 29, 2001

VIA FACSIMILE 847-475-5061

General Board of Pension
and Health Benefits of
The United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

ATTN: Laurie Michalowski
Vidette Bullock Mixon

Attached for your reference is another copy of the letter I sent to you on November 20, 2001 by Federal Express which you indicated you had lost or misplaced.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

General Board of Pension
And Health Benefits of
The United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118
Attn: Ms. Vidette Bullock Mixon

Dear Ms. Mixon:

Reference is hereby made to the letter dated November 14, 2001 (the "Letter") from the General Board of Pension and Health Benefits of The United Methodist Church ("General Board") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on communications received from other shareholders, including Walden Asset Management ("Walden"), relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden is the true proponent of the Proposal and that the General Board is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that the General Board has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that the General Board is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, the General Board must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 14, 2001 (the "Ownership Eligibility Requirement"). According to our records, the General Board is not a registered holder of EMC securities so the Company cannot verify whether the General Board meets the Ownership Eligibility Requirement. Because the General Board is not the registered holder of the EMC securities it allegedly holds, the General Board must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that the General Board meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, the General Board may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that the General Board meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by the General Board with the Securities Exchange Commission (the "SEC") reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), the General Board is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

The General Board submitted a written statement from Mellon Trust with the Letter. However, Mellon Trust's written confirmation of the number of shares of EMC stock held by the General Board is as of October 17, 2001, and not November 14, 2001, the time the General Board submitted the Proposal, as required by Rule 14a-8(b).

Furthermore, Mellon Trust failed to verify that the General Board continuously held the securities for at least one year by the date the General Board submitted the Proposal. Mellon Trust confirmed that the General Board has owned shares of EMC for at least one year "since September 2000." If the General Board had sold all of its shares of EMC stock in October 2001, the Mellon Trust confirmation would still be true and the General Board would not meet the Ownership Eligibility Requirement. In addition, Mellon Trust further confirms that "such investment had a market value of at least $2,000.00." However, it is not clear whether the original investment in September 2000 had a market value of at least $2,000.00 or whether the General Board has actually held

shares continuously for one year by the date of the Proposal with a market value of at least $2,000.00, as calculated in accordance with the SEC rules and regulations.

The General Board also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, the General Board simply states that it intends "to maintain ownership of EMC company stock through the date of the Annual Meeting." However, the General Board could sell nearly all of its EMC securities and it would maintain ownership of EMC stock. The General Board has not confirmed that it intends to maintain its current ownership of EMC stock. Thus, the General Board's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless the General Board proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 30, 2001

VIA FACSIMILE 847-475-5061

General Board of Pension
and Health Benefits of
The United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

ATTN: Laurie Michalowski
Vidette Bullock Mixon

Attached for your reference is a copy of the Federal Express Tracking Detail Report, evidencing your receipt of our November 20, 2001 letter at 9:02am on November 21, 2001. The deadline for your response as set forth in our November 20 letter pertains.

Very truly yours,

Susan I. Permut
Assistant General Counsel

cc: Mr. Timothy Smith, Senior Vice President, *Walden Asset Management*
Professor Paul Neuhauser, Esq. Legal Counsel, *ICCR*
Mr. Gary Brouse, Equality Program Director, *ICCR*
St. Patricia Wolf, RSM, Executive Director, *ICCR*

FedEx Ship
Tracking Detail Report

Recipient: Vidette Bullock Mixon
Tracking #: 791710841451
Reference: Cost Center AC1006
Service Type: SL

Activity	City	St/Prov	Date	Time
Delivered	SKOKIE	IL	11/21/2001	9:02 AM
On FedEx vehicle for delivery	SKOKIE	IL	11/21/2001	8:13 AM
On FedEx vehicle for delivery	SKOKIE	IL	11/21/2001	7:48 AM
Arrived at FedEx Destination Location	SKOKIE	IL	11/21/2001	6:31 AM
Left FedEx Sort Facility	INDIANAPOLIS	IN	11/21/2001	4:59 AM
Held at Sort Facility	INDIANAPOLIS	IN	11/21/2001	4:08 AM
Held at Sort Facility	INDIANAPOLIS	IN	11/21/2001	4:08 AM
Arrived at Sort Facility	CHICAGO	IL	11/21/2001	4:00 AM
Arrived at Sort Facility	INDIANAPOLIS	IN	11/21/2001	1:04 AM
Left FedEx Ramp	EAST BOSTON	MA	11/20/2001	11:24 PM
Left FedEx Origin Location	BOSTON	MA	11/20/2001	8:32 PM
Picked up by FedEx	BOSTON	MA	11/20/2001	7:20 PM

Delivered To: Receptionist/Front desk
Signed For By: R.RODRIGUIZ
Delivery Date: 11/21/2001
Delivery Time: 9:02 AM

ves

Corporation Hopkinton, Massachusetts 01748-9103

Mr. Timothy Smith
Senior Vice President
Walden Asset Management
40 Court Street
Boston, MA 02108

Professor Paul Neuhauser, Esq.
Legal Counsel
Interfaith Center on Corporate Responsibility
Room 550
475 Riverside Drive
New York, NY 10115

Mr. Gary Brouse
Equality Program Director
Interfaith Center on Corporate Responsibility
Room 550
475 Riverside Drive
New York, NY 10115

Sister Patricia Wolf, RSM
Executive Director
Interfaith Center on Corporate Responsibility
Room 550
475 Riverside Drive
New York, NY 10115

Confirmation Report – Memory Send

Time : Nov-30-2001 03:32am
Tel line : 5084976915
Name : EMC LAW DEPARTMENT

Job number	:	579
Date	:	Nov-30 03:31am
To	:	918474755061
Document pages	:	003
Start time	:	Nov-30 03:31am
End time	:	Nov-30 03:32am
Pages sent	:	003
Status	:	OK

Job number : 579 *** SEND SUCCESSFUL ***

Facsimile

EMC²
where information lives

EMC Corporation
Office of the General Counsel
35 Parkwood Drive
Hopkinton, Massachusetts

File No.:
Fax: 508-497-6915
Voice: 508-435-1000

To: Laurie Michalowski Vidette Bullock Mixon General Board of Pension & Health Benefits of The United Methodist Church **fax:** 847-475-5061	**Date:** November 30, 2001
From: Susan I. Permut *Assistant General Counsel* x77254	**No. pages:** 3 including this cover sheet

CONFIDENTIAL

FedEx Ship

Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Vidette Bullock Mixon
(847) 869-4550
The United Methodist Church
1201 Davis Street
General Board of Pension
Evanston, IL 60201-4118

COD Return Address:
N/A

Date: 20NOV01
Track Number: 791710841451
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $6.99
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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/30315

FedEx Ship
Tracking Detail Report

Recipient:
Tracking #: 791710841451
Reference:
Service Type:

Activity	City	St/Prov	Date	Time
Delivered			11/21/2001	9:02 AM

Delivered To:
Signed For By: R.RODRIGUIZ
Delivery Date: 11/21/2001
Delivery Time: 9:02 AM



<u>**SCHEDULE 2.4**</u>

November 30, 2001


RECEIVED
NOV 3 0 2001
By Legal


GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH



1201 Davis Street
Evanston, Illinois 60201-4118
847.869.4550

Susan Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103
Phone: 508.435.1000

FAX: 508.497.6915

Dear Susan,

The General Board of Pension and Health Benefits joins with our colleagues in expressing concern that EMC Corporation has taken an adversarial approach to our filing of a shareholder resolution. Having seen the correspondence between the company and Walden Asset Management, it appears that communication has decidedly gone awry. We join with Rev. Judd and Mr. Smith in the hope that we could find ways to get back on track with dialogue on the issues of concern.

In regard to some of the of the legal issues that you have raised in your letter of November 20, 2001, we offer this response:

1. Regarding further proof of ownership, we believe the letter you are receiving by FedEx and fax from Mellon Trust demonstrates that the General Board of Pension and Health Benefits has held EMC Corporation stock through the additional time period beginning October 17, 2001 through the time of this letter. Further, as our letter to the company, dated November 14, 2001, indicated, the General Board intends to retain the requisite number of shares required by Security and Exchange Commission Law to comply with the Ownership Eligibility Requirement through the time of the EMC Corporation 2002 Annual Meeting.

2. Like our colleagues, we ask that if there are other issues regarding our ownership, please advise us, otherwise we will conclude that this matter is settled.

3. We wish to reiterate the statement included in Timothy Smith's letter to you on November 20, 2001, in which he states: '"Finally, you state in each of these letters that unless the proponent "proves it is eligible to submit the Proposal," EMC will not include the proposal in its proxy materials." While you are free to follow the democratic process and file a brief with the SEC challenging the resolution and allowing the proponent to respond, you are not free to omit the resolution without the SEC's no action letter. As you'll remember from Professor Paul Neuhauser's correspondence of last year, such an action leaves EMC open to legal action, an alternative that is hardly in the best interest of the company.'

4. Lastly, we find it necessary to clarify once again that your assertion (Memo of November 29, 2001) that the letter you sent to Ms Bullock Mixon was lost or misplaced is inaccurate. As I stated during our phone conversation, we never received a letter via Federal Express. However, we thank you for sending our copy by fax since we are dealing with time sensitive materials.

As is our tradition, we look forward to the opportunity to resume dialogue and to resolving this issue expeditiously and respectfully.

Sincerely,

Laurie Michalowski

Laurie Michalowski
Coordinator of Socially Responsible Investing

Cc: Mr. Timothy Smith, Senior Vice President, *Walden Asset Management*
Professor Paul Neuhauser, Esq. Legal Counsel, *ICCR*
Mr. Gary Brouse, Equality Program Director, *ICCR*
Sr. Patricia Wolf, RSM, Executive Director, *ICCR*

SCHEDULE 2.5




November 30, 2001

RECEIVED
NOV 30 2001
By Legal

Ms. Susan I. Permut
Assistant General Council
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103
Phone Number: 508-435-1000
Fax: 508-497-6915

Dear Ms. Peanut:

I have been advised by Laurie Michalowski, Coordinator of Socially Responsible Investing for the General Board of Pension and Health Benefits of the United Methodist Church (General Board), that your office, in a letter dated November 20, 2001 (the "Letter"), [but which the General Board received via fax on November 29, 2001], requested further information from Mellon Trust. The request was in regards to the General Board's ownership of shares of Common Stock of EMC Corporation required by the Securities and Exchange Commission's law to submit a shareholder proposal.

In my letter to Vidette Bullock Mixon, dated October 17, 2001, I noted that the General Board has continuously held at least $2000 in market value of EMC Corporation Common Stock before, on and since September 1, 2000.

This letter further attests that Mellon Trust has continuously held at least $2,000 in market value of EMC Corporation Common Stock for the General Board to this day, November 30, 2001, including the time period that is of concern to EMC's "Letter," i.e., October 17, 2001 through November 14, 2001. The General Board has held shares of EMC Corporation in two accounts at Mellon, each of which held the required minimum for the time period listed.

If you have any questions regarding this that my office can answer, please do not hesitate to contact me at (412)236-1440.

Sincerely,

Lee F. Schmitt
Service Delivery Officer

Cc. Vidette Bullock Mixon
Cc. Laurie Michalowski

SCHEDULE 3:
Pax World Balanced Fund, Inc.



SCHEDULE 3.1


PAX WORLD


RECEIVED
NOV 15 2001
By Legal 11:30am

Social Research &
Corporate Activity

14216 Pier Place
Liberty MO 64068

TEL 816.415.2687
888.869.9672
FAX 816.415.2687
www.paxfund.com

November 14, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut:

The **Pax World Balanced Fund, Inc.** holds **350,000 shares of EMC Corporation** stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that their companies are doing all that they can to act responsibly in their operations globally.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We have been a shareholder for more than one year and will provide verification of our ownership position under separate cover. We will continue to hold at least $2000 market value of EMC stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us on correspondence related to this matter. The **Connecticut Retirement Plans and Trust Funds** is the primary filer of this resolution, and Tim Smith at **Walden Asset Management** is serving as the primary contact. Mr. Smith can be reached by phone at (617) 695-5177, by fax at (617) 227-2696, or by e-mail at Tsmith@ustrustboston.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Anita Green
Director
agreen@paxfund.com

Encl. Resolution Text
CC: Thomas Grant, President, Pax World Balanced Fund, Inc.
Tim Smith, SVP, Walden Asset Management

REQUEST FOR BOARD INCLUSIVENESS COMMITMENT

WHEREAS: We believe that a diverse board of directors benefits the company and its shareholders by choosing its members from the broadest pool of talent and experience. Board diversity enhances business performance because decision-making better reflects the diverse needs of the customer the company serves the communities in which the company resides, and the workforce it relies on for production.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is in contrast to many leading companies. A report by the Investor Responsibility Research Center states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

A 1998 American Management Association reports states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

RESOLVED: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women and minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees.

November 5, 2001


STATE STREET.
For Everything You Invest In

Investor Services
One Heritage Drive
North Quincy, Ma 02171

November 15, 2001

Anita Green
Pax World Fund Family
14216 Pier Place
Liberty, MO 64068

Re: Holdings of Pax World Balanced Fund

Dear Anita,

State Street Bank and Trust Company acts as custodian for the assets of Pax World Balanced Fund (the "Fund"), a portfolio of Pax World Balanced Fund, Inc. The Fund has requested State Street to provide the holdings of certain securities of the Fund. The Portfolio Position Report, as of November 15, 2001, for the Pax World Balanced Fund includes positions of the following two securities: Bemis Inc. (cusip 081437105) and E M C Corp. (cusip 268648102). The positions are as follows: 125,000.000 shares of Bemis and 350,000.000 shares of E M C Corp.

Sincerely,

Elizabeth J. McEachern
Assistant Vice President
State Street Bank and Trust Company

SCHEDULE 3.2

EMC[2]
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Pax World
14216 Pier Place
Liberty, MO 64068
Attn: Ms. Anita Green

Dear Mr. Smith and Ms. Green:

Reference is hereby made to the letter dated November 14, 2001 (the "Letter") from Pax World Balanced Fund, Inc. ("Pax World") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that Pax World is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Pax World has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Pax World is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Pax World must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 14, 2001 (the "Ownership Eligibility Requirement"). According to our records, Pax World is not a registered holder of EMC securities so the Company cannot verify whether Pax World meets the Ownership Eligibility Requirement. Because Pax World is not the registered holder of the EMC securities it allegedly holds, Pax World must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that Pax World meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Pax World may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that Pax World meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Pax World with the Securities Exchange Commission reflecting its ownership of EMC securities.

Pax World did not provide any of the foregoing documents with the Proposal and, instead, simply stated in the Letter that it "will provide verification of [its] ownership position under separate cover." However, under Rule 14a-8(b), Pax World is required to provide such verification with the Proposal.

Unless Pax World proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan I. Permut
Assistant General Counsel

FedEx Ship

Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Anita Green
(508) 435-1000
Pax World
14216 Pier Place
Liberty, MO 64068

COD Return Address:
N/A

Date: 20NOV01
Track Number: 790973848791
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $7.32
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by reference, for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carriage (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, local authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. *You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further* certify that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or require such information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to, 13 U.S.C. § 305; 22 U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated Nationals as published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon these limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

FedEx Ship
Tracking Detail Report

Recipient:
Tracking #: 790973848791
Reference:
Service Type: SL

Activity	City	St/Prov	Date	Time
Delivered	LIBERTY	MO	11/21/2001	3:00 PM

Delivered To:
Signed For By: 4684061
Delivery Date: 11/21/2001
Delivery Time: 3:00 PM

FedEx Ship
Shipment Receipt

From:	To:	COD Return Address:
Heather Sullivan (508) 435-1000 EMC Corporation Legal 35 Parkwood Dr. Hopkinton, MA 01748-9103	Timothy Smith (617) 726-7250 Walden Asset Management 40 Court Street Boston, MA 02108	N/A

Date: 20NOV01
Track Number: 790222653545
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

/30315

FedEx Ship
Tracking Detail Report

Recipient:
Tracking #: 790222653545
Reference:
Service Type: SL

Activity	City	St/Prov	Date	Time
Delivered	BOSTON	MA	11/21/2001	12:16 PM

Delivered To:
Signed For By: M.O BRIEN
Delivery Date: 11/21/2001
Delivery Time: 12:16 PM



SCHEDULE 3.3


PAX WORLD


RECEIVED
NOV 27 2001
By Legal

Social Research &
Corporate Activity

14216 Pier Place
Liberty MO 64068

TEL 816.415.2687
888.869.9672
FAX 816.415.2687
www.paxfund.com

VIA FEDEX

November 26, 2001

Susan Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut,

Regarding the shareholder resolution co-filed by Pax World Balanced Fund, Inc., enclosed please find Proof of Ownership of 350,000 shares of EMC Corp stock. I am in receipt of your letter dated November 20, and I must say that I am disappointed by the letter's hostile tone.

In your letter you state, "The Company further believes that Walden is the true proponent of the Proposal" and that others are merely "nominal proponents." This is an incorrect assumption. Pax World Balanced Fund, Inc., is acting in conjunction with the other sponsors, but is not a nominal proponent. As you should know, the SEC has favorably ruled upon such shareholder cooperation in the past.

We believe our resolution to be in compliance with Rule 14a-8 of Regulation 14 of the Securities Exchange Act of 1934. Should you desire further information from us, or should you wish to resume meaningful dialogue, please do not hesitate to contact me.

Sincerely,

Anita Green
Director

Cc: Thomas W. Grant, President, Pax World Funds
Timothy Smith, Sr. Vice President, Walden Asset Management


STATE STREET.
For Everything You Invest In

Investor Services
One Heritage Drive
North Quincy, Ma 02171

November 15, 2001

Anita Green
Pax World Fund Family
14216 Pier Place
Liberty, MO 64068

Re: Holdings of Pax World Balanced Fund

Dear Anita,

State Street Bank and Trust Company acts as custodian for the assets of Pax World Balanced Fund (the "Fund"), a portfolio of Pax World Balanced Fund, Inc. The Fund has requested State Street to provide the holdings of certain securities of the Fund. The Portfolio Position Report, as of November 15, 2001, for the Pax World Balanced Fund includes positions of the following two securities: Bemis Inc. (cusip 081437105) and E M C Corp. (cusip 268648102). The positions are as follows: 125,000.000 shares of Bemis and 350,000.000 shares of E M C Corp.

Sincerely,

Elizabeth J. McEachern
Assistant Vice President
State Street Bank and Trust Company



SCHEDULE 3.4

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 7, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Pax World
14216 Pier Place
Liberty, MO 64068
Attn: Ms. Anita Green

Dear Mr. Smith and Ms. Green:

Reference is hereby made to the letter (the "November 26 Letter") dated November 26, 2001 from Pax World Balanced Fund, Inc. ("Pax World") to EMC Corporation (the "Company" or "EMC"), including the written statement from State Street Investor Services ("State Street") attached thereto (the "State Street Statement"), the letter dated November 14, 2001 (the "November 14 Letter") from Pax to EMC, including the proposal attached thereto (the "Proposal"), and the letter dated November 20, 2001 (the "EMC Response Letter") from the Company to Pax World and Walden Asset Management ("Walden") responding to the November 14 Letter.

The Company hereby notifies you that the State Street Statement does not comply with the requirements of Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully described in the EMC Response Letter, and, accordingly, that Pax World has still failed to prove to EMC in accordance with Rule 14a-8 that it meets the Ownership Eligibility Requirement (as such term is defined in the EMC Response Letter) and is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting").

The State Street Statement is not sufficient to prove to EMC in accordance with Rule 14a-8 that Pax World meets the Ownership Eligibility Requirement for two reasons. First, State Street fails to verify that Pax World continuously held at least $2,000 in

market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 14, 2001. State Street simply verifies that as of November 15, 2001, Pax World held the requisite number of shares of EMC stock and does not indicate whether Pax World continuously held such shares or held any shares of EMC stock prior to such date. Second, the State Street Statement is as of November 15, 2001, and not November 14, 2001, the time Pax World submitted the Proposal, as required by Rule 14a-8(b).

Unless Pax World proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Ms. Anita Green
(816) 415-2687
Pax World
14216 Pier Place
Liberty, MO 64068

COD Return Address:
N/A

Date: 07DEC01
Track Number: 792688773775
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $7.30
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by ref for carriage of the shipment via FedEx delivery services to destinations located outside the United States. *If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carri* (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, loca authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other perso any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace documents for You at Your expense. *However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document* continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or requin information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to, 13 U.S.C. § 305: U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F. R. Part 764, Supp. 2, or the list of Special Designated National published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon th limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

/30315









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Tracking Number	792688773775
Reference Number	AC1006
Ship Date	12/07/2001
Delivered To	Recipient
Delivery Location	LIBERTY MO
Delivery Date/Time	12/10/2001 09:45
Signed For By	J.GREEN
Service Type	Priority Letter

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Scan Activity	Date/Time	Comments
Delivered KANSAS CITY MO	12/10/2001 09:45	
On FedEx vehicle for delivery KANSAS CITY MO	12/10/2001 07:43	
Left FedEx Ramp KANSAS CITY MO	12/08/2001 09:11	
Arrived at FedEx Destination Location KANSAS CITY MO	12/08/2001 08:17	
Package status KANSAS CITY MO	12/08/2001 08:17	Package not due for delivery
Arrived at FedEx Ramp KANSAS CITY MO	12/08/2001 04:55	
Left FedEx Sort Facility INDIANAPOLIS IN	12/08/2001 04:24	
Held at Sort Facility INDIANAPOLIS IN	12/08/2001 03:47	
Held at Sort Facility INDIANAPOLIS IN	12/08/2001 03:45	
Left FedEx Ramp EAST BOSTON MA	12/07/2001 23:34	
Arrived at FedEx Ramp EAST BOSTON MA	12/07/2001 21:26	
Left FedEx Origin Location FRAMINGHAM MA	12/07/2001 20:48	
Pickup status FRAMINGHAM MA	12/07/2001 18:34	Pre-routed meter pkg picked up

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FedEx Ship
Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 07DEC01
Track Number: 791725287265
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by ref *for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carri* (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, loca authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may *carried. You agree to furnish such information* and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other perso any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or requir information. You acknowledge that *civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to,* 13 U.S.C. § 305: U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated National published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon th limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

/30315






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Tracking Number	791725287265
Reference Number	AC1006
Ship Date	12/07/2001
Delivered To	Recept/Frnt desk
Delivery Location	BOSTON MA
Delivery Date/Time	12/10/2001 09:04
Signed For By	M.O BRIEN
Service Type	Priority Letter

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Scan Activity	Date/Time	Comments
Delivered SOUTH BOSTON MA	12/10/2001 09:04	
On FedEx vehicle for delivery SOUTH BOSTON MA	12/10/2001 07:30	
Arrived at FedEx Destination Location SOUTH BOSTON MA	12/08/2001 08:23	
Arrived at FedEx Ramp EAST BOSTON MA	12/07/2001 21:26	
Left FedEx Origin Location FRAMINGHAM MA	12/07/2001 20:48	
Pickup status FRAMINGHAM MA	12/07/2001 18:34	Pre-routed meter pkg picked up

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SCHEDULE 3.5


STATE STREET.
For Everything You Invest In

Investor Services
One Heritage Drive
North Quincy, Ma 02171

DEC 13 2001
By Legal

December 12, 2001

Susan Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Re: Holdings of Pax World Balanced Fund

Dear Susan,

State Street Bank and Trust Company acts as custodian for the assets of Pax World Balanced Fund (the "Fund"), a portfolio of Pax World Balanced Fund, Inc. The Fund has requested State Street to provide the holdings of a certain security of the Fund. The Appraisal by Client Account Report, as of November 14, 2001, for the Pax World Balanced Fund includes a position of 350,000.000 shares of E M C Corp (cusip 268648102), with a base market value of $5,442,500.00. In addition, the Fund General Ledger Report for the Pax World Balanced Fund for the period of November 14, 2000 to November 14, 2001 shows that the Fund continuously held a position of at least 300,000.000 shares within the stated period.

Sincerely,

Elizabeth J. McEachern
Assistant Vice President
State Street Bank and Trust Company

SCHEDULE 4:
Trinity Health



SCHEDULE 4.1


TRINITY HEALTH

27870 Cabot Drive
Novi, MI 48377-2920
ph 248.489.6000

34605 Twelve Mile Road
Farmington Hills, MI 48331-3221
ph 248.489.6000

3575 Moreau Court
South Bend, IN 46628-4320
ph 219.233.8558

www.trinity-health.org

November 12, 2001


RECEIVED
NOV 15 2001
By Legal

Joe Tucci, Chief Executive Officer
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton MA 01748-9103
508-435-1000

Dear Mr. Tucci and Ms. Permut,

Trinity Health, holding 22,900 shares in EMC Corporation, is filing on the enclosed shareholder resolution. The primary filer on this resolution is United States Trust Company, which has as its contact person on this initiative, Timothy Smith.

Trinity Health reflects the values, principles, and mission of Catholic social teachings. Trinity Health is an active shareholder, writing letters to its companies, entering into dialogue with senior managers, filing shareholder resolutions, and voting its proxies according to guidelines such as those set up by the Interfaith Center on Corporate Responsibility (ICCR).

Trinity Health requests that this resolution be included in the proxy statement for a vote at the next shareholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

It also requests that it be listed as a sponsor of this resolution in the company's annual proxy statement.

Proof of ownership of common stock in EMC Corporation is included here. Trinity Health has continuously held stock in EMC Corporation for over twelve months and intends to retain the requisite number of shares through the date of the Annual Meeting. We will be represented at this meeting.

Trinity Health, as a matter of policy, indicates its willingness to dialogue on this issue and to withdraw the resolution if such dialogue proceeds in a meaningful manner.

All communications on this matter pertaining to our filing letter should be directed to

(Rev.) Gordon Judd, CSB
Director, Corporate Responsibility
Sisters of Mercy Regional Community of Detroit
Trinity Health
>juddg@trinity-health.org<
29000 Eleven Mile Road
Farmington Hills, MI 48336
(248) 476-80000, ext. 213
(248) 477-0276

Thank you for attending to this matter.

Respectfully,

(Rev.) Gordon Judd, CSB
Director, Corporate Responsibility
Sisters of Mercy Regional Community of Detroit
Trinity Health

cc: Mr. James H. Combes, Chief Financial Officer, *Trinity Health*
Mr. Alan Nelson, Vice President, Finance, *Trinity Health*
Mr. Gary Brouse, Program Director, Equality, *ICCR*
Mr. Timothy Smith, *Walden Asset Management*
Ms. Margaret Weber, Coordinator, *Coalition for Corporate Responsibility of Indiana and Michigan*

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

500 words including title

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



October 30, 2001

Reverend Gordon Judd, CSB
Coordinator, Corporate Responsibility
Trinity Health
29000 Eleven Mile Road
Farmington Hills, MI 48336

Dear Reverend Judd:

This letter will certify that Northern Trust, as Trustee/Custodian, currently holds for the beneficial interest of Trinity Health 22,900 shares of Common Stock of EMC Corporation as of October 30, 2001.

Further, please note that Northern Trust has continuously held at least $2,500 in market value of EMC Corporation Common Stock on behalf of Trinity Health since on or before November 1, 2000.

If you have any questions concerning this matter, please do not hesitate to contact me.

Sincerely,

Elizabeth Fitzpatrick Carey
Vice President



SCHEDULE 4.2

CC: DN
BJL
PTD
P. Pears



TRANSMITTAL

to: Ms. Susan Permut, Assistant General Counsel, EMC Corporation

fax #: 508-497-6915

re: Correction to Resolution Filed by State of CT & US Trust Company

date: November 15, 2001

pages: 4, including this cover sheet.

Dear Susan,

I have been advised by Ms. Stefanie Haug at Walden Asset Management that the resolution being filed by the State of CT and US Trust Company, viz., "Request for Board Inclusiveness Review" contained a small error.

The corrected version is included here. Please let me know if you have any questions on this.

Respectfully,

Gordon

(Rev.) Gordon Judd, CSB
Director, Corporate Responsibility
Trinity Health

From the desk of...

(Rev.) Gordon Judd, CSB
Director, Corporate Responsibility
Sisters of Mercy Regional Community of Detroit
29000 Eleven Mile Road
Farmington Hills MI 48336
juddg@trinity-health.org
248.476.8000, ext. 213
Fax: 248.477.0278


TRINITY HEALTH

27870 Cabot Drive
Novi, MI 48377-2920
ph 248.489.6000

34605 Twelve Mile Road
Farmington Hills, MI 48331-3221
ph 248.489.6000

3575 Moreau Court
South Bend, IN 46628-4320
ph 219.233.8558

www.trinity-health.org

November 12, 2001

Joe Tucci, Chief Executive Officer
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton MA 01748-9103
508-435-1000

Dear Mr. Tucci and Ms. Permut,

Please note that this is an amended letter to that previously FedExed to your office (cf. underlined). The attached resolution is also amended. Every thing else submitted by FedEx is correct. If you have any questions, kindly contact me.

Trinity Health, holding 22,900 shares in EMC Corporation, is filing on the enclosed shareholder resolution. The primary filer on this resolution is the State of Connecticut and the United States Trust Company, which has as its contact person on this initiative, Timothy Smith.

Trinity Health reflects the values, principles, and mission of Catholic social teachings. Trinity Health is an active shareholder, writing letters to its companies, entering into dialogue with senior managers, filing shareholder resolutions, and voting its proxies according to guidelines such as those set up by the Interfaith Center on Corporate Responsibility (ICCR).

Trinity Health requests that this resolution be included in the proxy statement for a vote at the next shareholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

It also requests that it be listed as a sponsor of this resolution in the company's annual proxy statement.

Proof of ownership of common stock in EMC Corporation is included here. Trinity Health has continuously held stock in EMC Corporation for over twelve months and intends to retain the requisite number of shares through the date of the Annual Meeting. We will be represented at this meeting.

Trinity Health, as a matter of policy, indicates its willingness to dialogue on this issue and to withdraw the resolution if such dialogue proceeds in a meaningful manner.

All communications on this matter pertaining to our filing letter should be directed to

(Rev.) Gordon Judd, CSB
Director, Corporate Responsibility
Sisters of Mercy Regional Community of Detroit
Trinity Health
>juddg@trinity-health.org<
29000 Eleven Mile Road
Farmington Hills, MI 48336
(248) 476-80000, ext. 213
(248) 477-0276

Thank you for attending to this matter.

Respectfully,

(Rev.) Gordon Judd, CSB
Director, Corporate Responsibility
Sisters of Mercy Regional Community of Detroit
Trinity Health

cc: Mr. James H. Combes, Chief Financial Officer, *Trinity Health*
Mr. Alan Nelson, Vice President, Finance, *Trinity Health*
Mr. Gary Brouse, Program Director, Equality, *ICCR*
Mr. Timothy Smith, *Walden Asset Management*
Ms. Margaret Weber, Coordinator, *Coalition for Corporate Responsibility of Indiana and Michigan*

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

SCHEDULE 4.3

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

(Rev.) Gordon Judd, CSB
Director, Corporate Responsibility
Sisters of Mercy Regional Community of Detroit
Trinity Health
29000 Eleven Mile Road
Farmington Hills, MI 48336

Dear Mr. Judd:

Reference is hereby made to the letter dated November 12, 2001 (the "Letter") from you, on behalf of Trinity Health, to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on communications received from other shareholders, including Walden Asset Management ("Walden"), relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden is the true proponent of the Proposal and that Trinity Health is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Trinity Health has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Trinity Health is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Trinity Health must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 12, 2001 (the "Ownership Eligibility Requirement"). According to our records, Trinity Health is not a registered holder of EMC securities so the Company cannot verify whether Trinity Health meets the Ownership Eligibility Requirement. Because Trinity Health is not the registered holder of the EMC securities it allegedly holds, Trinity Health must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that Trinity Health meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Trinity Health may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that Trinity Health meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Trinity Health with the Securities Exchange Commission reflecting its ownership of EMC securities.

Trinity Health submitted a written statement from The Northern Trust Company ("Northern Trust") with the Letter. However, Northern Trust's written confirmation of the number of shares of EMC stock held by Trinity Health is as of October 30, 2001, and not November 12, 2001, the time Trinity Health submitted the Proposal, as required by Rule 14a-8(b).

Unless Trinity Health proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Rev. Gordon Judd, CSB
(248) 489-6000
Sisters of Mercy Regional Comm
29000 Eleven Mile Road
Farmington Hills, MI 48336

COD Return Address:
N/A

Date: 20NOV01
Track Number: 790222650101
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $6.99
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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/30315

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Activity	City	St/Prov	Date	Time
Delivered	FARMINGTON	MI	11/21/2001	1:08 PM

Delivered To:
Signed For By: L.BURROUGHS
Delivery Date: 11/21/2001
Delivery Time: 1:08 PM

SCHEDULE 4.4

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000


Northern Trust

November 28, 2001

Ms. Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton MA 01748-9103
[508.435.1000]

Dear Ms. Permut,

I have been advised by Rev. Gordon Judd, CSB that your office, in a letter dated November 20, 2001 (the "Letter"), requested further information from The Northern Trust Company regarding Trinity Health's ownership of 22, 900 shares of Common Stock of EMC Corporation.

In my letter to Rev. Judd, dated October 30, 2001, I noted that Trinity Health has continuously held at least $2,500 in market value of EMC Corporation Common Stock since on or before November 1, 2000.

This letter further attests that Trinity Health has continuously held at least $2,500 in market value of EMC Corporation Common Stock to this day, November 28, 2001, including the time period that is of concern to EMC's "Letter," i.e., October 30, 2001 through November 12, 2001.

If you have any questions regarding this that my office can answer, please do not hesitate to contact me.

Sincerely,

Elizabeth Fitzpatrick Carey
Vice President

Cc: Rev. Gordon Judd, CSB

SCHEDULE 4.5



27870 Cabot Drive
Novi, MI 48377-2920
ph 248.489.6000

34605 Twelve Mile Road
Farmington Hills, MI 48331-3221
ph 248.489.6000

3575 Moreau Court
South Bend, IN 46628-4320
ph 219.233.8558

www.trinity-health.org

November 28, 2001


RECEIVED
NOV 30 2001
By Legal

Susan Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103
508.435.1000

Dear Susan,

As mentioned in our phone conversation (11.27.01) I am concerned that EMC Corporation has taken an adversarial approach to our filing of a shareholder resolution. Having seen the correspondence between the company and Walden Asset Management, it appears that communication has decidedly gone awry. At this point, however, in the best interests of the issues that all of us appear to wish to address, I would suggest that we attempt to find ways to get back on track with the dialogue.

If there's any way that we can assist in bringing matters back to where they seemed to be in the spring, please let me know. As I stated in our phone conversation, filing a shareholder resolution is not automatically a hostile or adversarial action and not an indictment of management or the board. It is possible for owners of a company to see policy matters differently from management at times. Because shareholders are often dependent upon the good will of management when they attempt through letters or phone calls to engage management in dialogue, it sometimes seems that our only recourse for constructive dialogue is to file a shareholder resolution.

If we have judged this matter incorrectly and, as you say, the company is heading in a different, more positive direction, and continues to be open to dialogue, then why don't we resume that strategy and see if we cannot negotiate our way out of these legal stratagems. Such a direction would seem to offer more possibilities for addressing these issues.

In the meantime, another purpose of my letter is to address some of the legal issues that you have raised in your letter of November 20, 2001.

1. Regarding further proof of ownership, we believe the letter from Northern Trust that has been FedExed to your office in the past 24 hours demonstrates that Trinity Health has held EMC Corporation stock through the additional time period beginning October 30, 2001 through the time of this letter. Further, as our letter to the company, dated November 12, 2001, indicated, Trinity Health intends to retain ownership of the required amount of shares through the time of the EMC Corporation Annual Meeting.

2. If there are other issues regarding our ownership, please advise us, otherwise we will conclude that this matter is settled.

3. We wish to reiterate the statement included in Timothy Smith's letter to you on November 20, 2001, in which he states: '"Finally, you state in each of these letters that unless the proponent "proves it is eligible to submit the Proposal," EMC will not include the proposal in its proxy materials." While you are free to follow the democratic process and file a brief with the SEC challenging the resolution and allowing the proponent to respond, you are not free to omit the resolution without the SEC's no action letter. As you'll remember from Professor Paul Neuhauser's correspondence of last year, such an action leaves EMC open to legal action, an alternative that is hardly in the best interest of the company.'

I look forward to resolving this issue expeditiously and honorably.

Sincerely,

(Rev.) Gordon Judd, CSB

Cc: Mr. Timothy Smith, Senior Vice President, *Walden Asset Management*
Professor Paul Neuhauser, Esq. Legal Counsel, *ICCR*
Mr. Gary Brouse, Equality Program Director, *ICCR*
Sr. Patricia Wolf, RSM, Executive Director, *ICCR*

SCHEDULE 5:
Tides Foundation

SCHEDULE 5.1



T-I D E S


RECEIVED
NOV -1 2001
By

October 31, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut:

The **Tides Foundation** holds **6,000 shares** of **EMC Corporation** stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that their companies are doing all that they can to act responsibly in their operations globally.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Tides Foundation is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and have provided verification of our ownership position in this mailing. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us on correspondence related to this matter. Tim Smith at Walden Asset Management, is serving as the primary contact for us and can be reached by phone at (617) 695-5177, by fax at (617) 227-2696, or by e-mail at Tsmith@ustrustboston.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Lauren Webster

Lauren Webster
Chief Financial Officer

TIDES FOUNDATION
The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t| 415.561.6400
f| 415.561.6401
www.tides.org

Encl. Resolution Text
CC: Tim Smith, SVP, Walden Asset Management

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the [illegible] Directors of major corporations should reflect this diversity if our company is going to rema[illegible]petitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

    - Efforts to encourage diversified representation on the board;
    - Criteria for board qualification;
    - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

October 30, 2001

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for the **Tides Foundation**. We are writing to verify that the Tides Foundation currently owns **6,000 shares of EMC Corporation** (Cusip #268648102). We confirm that the Tides Foundation has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **EMC Corporation**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities and Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **EMC Corporation.**

Sincerely,

Stephen Moody
Senior Vice President
Portfolio Manager



SCHEDULE 5.2

EMC²
where information lives

EMC Corporation Internal Correspondence

November 13, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Tides Foundation
The Presidio
P.O. Box 29903
San Francisco, CA 94129-0903
Attn: Ms. Lauren Webster

Dear Mr. Smith and Ms. Webster:

Reference is hereby made to the letter dated October 31, 2001 (the "Letter") from Tides Foundation ("Tides") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that Tides is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents, including Calvert Asset Management Company, Inc., Boston Trust Investment Management, Inc., and Funding Exchange. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the

proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Tides has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Tides is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Tides must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by October 31, 2001 (the "Ownership Eligibility Requirement"). According to our records, Tides is not a registered holder of EMC securities so the Company cannot verify whether Tides meets the Ownership Eligibility Requirement. Because Tides is not the registered holder of the EMC securities it allegedly holds, Tides must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that Tides meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Tides may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that Tides meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Tides with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), Tides is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

Tides submitted a written statement from Walden in its capacity as asset manager and custodian for Tides. There is no indication in the written statement that Walden is the "record" holder of the EMC securities Tides allegedly holds and furthermore, according to our records, Walden is not a "record" holder of EMC securities. Accordingly, Walden's written statement included with the Letter does not comply with the specific requirements of Rule 14a-8(b) noted above. Furthermore, Walden's written confirmation of the number of shares of EMC stock held by Tides is as of October 30, 2001, and not October 31, 2001, the time Tides submitted the Proposal, as required by Rule 14a-8(b).

Tides also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter,

Tides simply states that "[it] will continue to be an investor through the stockholder meeting." However, Tides could sell all but one share of its EMC stock and it would continue to be an investor in EMC. Thus, Tides' written statement does not comply with the specific requirements of Rule 14a-8(b) noted above. Please note that Walden's statement regarding Tides' intent also does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless Tides proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FROM: Amy Gentry (508)435-1000
EMC Corporation
35 Parkwood Dr.

Hopkinton, MA 01748

SHIPPER'S FEDEX ACCOUNT NUMBER

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Tides Foundation
The Presidio Bldg 1014
Lincoln Blvd. and Torney Ave.
San Francisco, CA 94129-

REF: AC1006



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(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
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Date: 13NOV01
Track Number: 791704083781
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Rate Quote: $5.99
Reference: AC1006

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COD Amount: N/A
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Tracking Number	791704083781
Reference Number	AC1006
Ship Date	11/13/2001
Delivered To	
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Delivery Date/Time	11/14/2001 09:32
Signed For By	A.APFEL
Service Type	Priority Letter

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SCHEDULE 5.3


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston


NOV 21 2001
By

November 20, 2001

Susan Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Susan,

I received your four letters last week via Federal Express. I noted immediately that you responded to letters enclosing a resolution very quickly, when numerous letters sent to top management during the last months from major investors have gone unanswered. I wonder what this says about the state of EMC 's shareholder relations – the letters and issues that prompt a resolution go unanswered but minor questions about filing procedures receive a quick response. The concerned investors who wrote you stated again and again that they were open for dialogue but received no response from management and hence moved to sponsor official resolutions. Now it looks like EMC will be actively engaging them not on the substance of the issues but on legal technicalities regarding filing. Hardly a way to build bridges to your investors!

Your letters raise a series of issues that I will address briefly in this letter and then provide subsequent documentation. In each of the four letters you send you state "The Company further believes that Walden is the true proponent of the Proposal" and that others are merely "nominal proponents." Not only is this an outrageous and insulting charge, it demonstrates that EMC is limited in the knowledge of how the shareholder resolution process works. I'm sure the Treasurer of the State of Connecticut and representatives of investment firms such as Friends, Ivory Simes; Calvert; Pax World Fund; Trinity Health Care; and Trillium Asset Management, among others, will be interested to know that although they have been involved in this work for decades, they are only "nominal proponents." In fact, each investor acts consistent with their own policies and procedures in filing a resolution. Cooperation between sponsors, whether it is CALPERS and TIAA – CREF working together at a meeting of the Council of Institutional Investors, or religious investors co-operating at an ICCR meeting, is no indication that their independent judgement is given to another investor. It is simply a case of cooperation, a point that the SEC has ruled in favor in the past.

We also take issue with your assertion that the Tides Foundation and the Funding Exchange, as the beneficial owners of EMC stock in their separate accounts, are not able to sponsor a shareholder resolution independently simply because they are clients of Walden Asset Management. In fact, foundations such as these are eager to blend their

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 695-4150

mission and their investments. They come to firms like Walden to manage their funds because of their philosophy.

In short, as I'm sure your research into past practice and SEC rulings will confirm, being a client of a socially-concerned investment firm and co-operating with them in no way eliminates their right to act independently as an investor.

Regarding further proof of ownership, we believe the letters included with the filing letters of the Tides Foundation and the Walden/BBT Domestic Social Index Fund are responsive to the requirements set out by the SEC. In fact, they have never been challenged by other companies. However, we and our clients will be pleased to supply additional documentation which will be adequate for you and to any challenge you may send to the SEC.

Your claim that the filers did not comply with Rule 14a – 8 (b) regarding their intention to continue ownership through the 2,002 stockholder meeting is foolish. This is exactly what the filing letter says. However if you need additional letters for your files stating the proponents will do the obvious, i.e., comply with the SEC's rules, such an amended letter will be provided.

Finally, you state in each of these letters that unless the proponent "proves it is *eligible to submit the Proposal" EMC will not include the proposal in its proxy* materials." While you are free to follow the democratic process and file a brief with the SEC challenging the resolution and allowing the proponent to respond, you are not free to omit the resolution without the SEC's no action letter. As you'll remember from Professor Paul Neuhauser's correspondence of last year, such an action leaves EMC open to legal action, an alternative that is hardly in the best interestof the company. We look forward to further discussions on the substance of these issues.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Joseph Tucci - EMC
Polly Pearson - EMC
Professor Paul Neuhauser
Heidi Soumerai – Walden Asset Mgmt
Don Kirshbaum – State of Connecticut
Gordan Judd – Trinity Health
Ellen Gurzinsky – Funding Exchange
Shelley Alpern – Trillium Asset Mgmt
Elizabeth Elliot McGovern, - FIS
Anita Green – PaxWorld Fund
Laurie Michalowski - GBPUMC
Lauren Webster- Tides Foundation

SCHEDULE 5.4



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 7, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Tides Foundation
The Presidio
P.O. Box 29903
San Francisco, CA 94129-0903
Attn: Ms. Lauren Webster

Dear Mr. Smith and Ms. Webster:

Reference is hereby made to the letter dated November 20, 2001 (the "Walden Letter") from Walden Asset Management ("Walden") to EMC Corporation (the "Company" or "EMC"), the letter dated October 31, 2001 (the "Letter") from the Tides Foundation ("Tides") to EMC, including the proposal attached to the Letter (the "Proposal"), and the letter dated November 13, 2001 (the "EMC Response Letter") from EMC to Walden and Tides responding to the Letter.

The Company hereby notifies you that notwithstanding Walden's comments to the contrary in the Walden Letter, Tides has still failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Tides meets the Ownership Eligibility Requirement (as such term is defined in the EMC Response Letter) and has still failed to provide the requisite written statement regarding its intent to continue to own EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting"). Please refer to the EMC Response Letter for further details on the procedural deficiencies with respect to the Proposal.

As noted in the EMC Response Letter, unless Tides proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
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From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Ms. Lauren Webster
(415) 561-6400
Tides Foundation
The Presidio Bldg 1014
Lincoln Blvd. and Torney Ave.
San Francisco, CA 94129

COD Return Address:
N/A

Date: 07DEC01
Track Number: 790238670043
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $7.64
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
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License Exception Symbol:N/A
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Tracking Number	790238670043
Reference Number	AC1006
Ship Date	12/07/2001
Delivered To	Recept/Fmt desk
Delivery Location	SAN FRANCISCO CA
Delivery Date/Time	12/10/2001 11:40
Signed For By	H.VANATTA
Service Type	Priority Letter

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Delivered SAN FRANCISCO CA	12/10/2001 11:40	
On FedEx vehicle for delivery SAN FRANCISCO CA	12/10/2001 08:59	
Arrived at FedEx Destination Location SAN FRANCISCO CA	12/08/2001 05:31	
Left FedEx Sort Facility MEMPHIS TN	12/08/2001 05:10	
Arrived at Sort Facility OAKLAND CA	12/08/2001 04:51	
Left FedEx Sort Facility MEMPHIS TN	12/08/2001 04:29	
Left FedEx Sort Facility MEMPHIS TN	12/08/2001 00:45	
Arrived at Sort Facility MEMPHIS TN	12/07/2001 23:59	
Left FedEx Ramp EAST BOSTON MA	12/07/2001 23:14	
Arrived at FedEx Ramp EAST BOSTON MA	12/07/2001 21:26	
Left FedEx Origin Location FRAMINGHAM MA	12/07/2001 20:48	
Pickup status FRAMINGHAM MA	12/07/2001 18:34	Pre-routed meter pkg picked up

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From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 07DEC01
Track Number: 791725287265
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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For complete terms and conditions see the FedEx Ship License

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You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may carried. You agree to furnish such information *and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other perso* any loss or expense due to Your failure to comply with this provision.

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/30315



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Tracking Number	791725287265
Reference Number	AC1006
Ship Date	12/07/2001
Delivered To	Recept/Frnt desk
Delivery Location	BOSTON MA
Delivery Date/Time	12/10/2001 09:04
Signed For By	M.O BRIEN
Service Type	Priority Letter

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Scan Activity	Date/Time	Comments
Delivered SOUTH BOSTON MA	12/10/2001 09:04	
On FedEx vehicle for delivery SOUTH BOSTON MA	12/10/2001 07:30	
Arrived at FedEx Destination Location SOUTH BOSTON MA	12/08/2001 08:23	
Arrived at FedEx Ramp EAST BOSTON MA	12/07/2001 21:26	
Left FedEx Origin Location FRAMINGHAM MA	12/07/2001 20:48	
Pickup status FRAMINGHAM MA	12/07/2001 18:34	Pre-routed meter pkg picked up

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SCHEDULE 5.5


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston


RECEIVED
DEC 18 2001
By Legal

December 17, 2001

Ms. Susan Permut
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

On December 10th I received a FedEx Priority Overnight package which included copies of a series of letters from you dated December 7th. Included was a letter to The Tides Foundation.

Let us turn to the specific issues raised.

The Tides Foundation did send e-mail confirmation to you from Lauren Webster, their CFO, that they will continue to hold at least $2,000 worth of EMC shares through the 2002 EMC stockholder meeting

Let me conclude by stating as other sponsors have, that we are perplexed by EMC's combative approach to these initiatives and refusal to talk about the real issues raised in the resolutions.

We stand ready to talk about these issues as I'm sure the other sponsors do.

Sincerely,

Timothy Smith
Senior Vice President

c.c. Lauren Webster, The Tides Foundation

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 227-3664

<u>SCHEDULE 6</u>:
Sisters of Notre Dame de Namur

SCHEDULE 6.1


SISTERS OF
NOTRE DAME
DE NAMUR
ND
BOSTON
PROVINCE


RECEIVED
NOV 13 2001
By Legal Dept 5:00pm

October 30, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut:

The **Sisters of Notre Dame du Namur** hold **4,860 shares** of **EMC Corporation** stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that their companies are doing all that they can to act responsibly in their operations globally. The issue of corporate governance related to board diversity is a major concern for us.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The **Sisters of Notre Dame du Namur** is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and have provided verification of our ownership position in this mailing. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us on correspondence related to this matter. Tim Smith at Walden Asset Management, is serving as the primary contact for us and can be reached by phone at (617) 695-5177, by fax at (617) 227-2696, or by e-mail at Tsmith@ustrustboston.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Mary B. Barrett, SND
Chair, Investment Committee

Encl. Resolution Text
CC: Tim Smith, SVP, Walden Asset Management

BOSTON PROVINCE CENTER 351 Broadway Everett, MA 02149-3425
TEL: (617) 387-2500 FAX (617) 387-1303 BosProvCtr@aol.com www.SNDdeN.org

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

    - Efforts to encourage diversified representation on the board;
    - Criteria for board qualification;
    - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

October 25, 2001

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for the **Sisters of Notre Dame De Namor**. We are writing to verify that the Sisters of Notre Dame De Namor currently own **4,860 shares** of **EMC Corporation** (Cusip # 268648102). We confirm that the Sisters of Notre Dame De Namor have beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **EMC Corporation**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities and Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **EMC Corporation**.

Sincerely,

Stephen Moody
Senior Vice President
Portfolio Manager

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664



SCHEDULE 6.2



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Sisters of Notre Dame du Namur
Boston Province Center
351 Broadway
Everett, MA 02149-3425
Attn: Ms. Mary B. Barrett

Dear Mr. Smith and Ms. Barrett:

Reference is hereby made to the letter dated October 30, 2001 (the "Letter") from the Sisters of Notre Dame du Namur ("Sisters of Notre Dame") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal"). The Company received the Letter at its principal executive offices on November 13, 2001.

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that the Sisters of Notre Dame is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the

Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that the Sisters of Notre Dame has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that the Sisters of Notre Dame is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, the Sisters of Notre Dame must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by October 30, 2001 (the "Ownership Eligibility Requirement"). According to our records, the Sisters of Notre Dame is not a registered holder of EMC securities so the Company cannot verify whether the Sisters of Notre Dame meets the Ownership Eligibility Requirement. Because the Sisters of Notre Dame is not the registered holder of the EMC securities it allegedly holds, the Sisters of Notre Dame must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that it meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, the Sisters of Notre Dame may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that the Sisters of Notre Dame meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by the Sisters of Notre Dame with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), the Sisters of Notre Dame is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

The Sisters of Notre Dame submitted a written statement from Walden in its capacity as asset manager and custodian for the Sisters of Notre Dame. There is no indication in the written statement that Walden is the "record" holder of the EMC securities the Sisters of Notre Dame allegedly holds and furthermore, according to our records, Walden is not a "record" holder of EMC securities. Accordingly, Walden's written statement included with the Letter does not comply with the specific requirements of Rule 14a-8(b) noted above. Furthermore, Walden's written confirmation of the number of shares of EMC stock held by the Sisters of Notre Dame is as of October 25, 2001, and not October 30, 2001, the time the Sisters of Notre Dame submitted the Proposal, as required by Rule 14a-8(b).

The Sisters of Notre Dame also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, the Sisters of Notre Dame simply states that "[it] will continue to be an investor through the stockholder meeting." However, the Sisters of Notre Dame could sell all but one share of its EMC stock and it would continue to be an investor in EMC. Thus, the Sisters of Notre Dame's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless the Sisters of Notre Dame proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Mary B. Barrett
(617) 387-2500
Sisters of Notre Dame du Namur
351 Broadway
Boston Province Center
Everett, MA 02149-3425

COD Return Address:
N/A

Date: 20NOV01
Track Number: 791710769072
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by reference, for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carriage (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, local authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further certify that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or require such information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to, 13 U.S.C. § 305; 22 U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated Nationals as published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon these limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

FedEx Ship
Tracking Detail Report

Recipient:
Tracking #: 791710769072
Reference:
Service Type: SL

Activity	City	St/Prov	Date	Time
Delivered	EVERETT	MA	11/21/2001	2:55 PM

Delivered To:
Signed For By: B ARRETT
Delivery Date: 11/21/2001
Delivery Time: 2:55 PM

FedEx Ship

Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Timothy Smith
(617) 726-7250
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 20NOV01
Track Number: 790222653545
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by reference, for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carriage (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, local authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further certify that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or *require such information.* You acknowledge that civil and criminal penalties, including *forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to,* 13 U.S.C. § 305; 22 U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated Nationals as published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon these limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

/30315

FedEx Ship
Tracking Detail Report

Recipient:
Tracking #: 790222653545
Reference:
Service Type: SL

Activity	City	St/Prov	Date	Time
Delivered	BOSTON	MA	11/21/2001	12:16 PM

Delivered To:
Signed For By: M.O BRIEN
Delivery Date: 11/21/2001
Delivery Time: 12:16 PM



SCHEDULE 6.3



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston



RECEIVED
NOV 28 2001
By

Susan Permut
Assistant General Council
EMC
Hopkinton, MA 01748

Dear Susan,

I am responding to your two November 20th letters to Sister Maureen Doherty of the Sisters of St. Joseph and Sister Mary Barrett of the Sisters of Notre Dame de Namur. Both letters made the same points, which I will address here. Regarding the proof of ownership questions in your letter , as custodian for these two religious congregations Walden submitted proof of ownership letters as required under the SEC Rules. As you know the shares of many institutional investors are held in a street name, which will appear on your books. In the case of these clients, the shares are held in the name of Cede and Co. However as you may know from conversations with the SEC proof of ownership certification provided by the custodian is deemed adequate.

Regarding your claim that the Sisters did not use the language you considered adequate to confirm that they will continue to own shares satisfying the Ownership Eligibility Requirement , while the order believes they made exactly that promise in the letter they will write you to restate that pledge. The Sisters will also respond to your curious point about being a "nominal proponent" You might want to review the SEC procedures to better understand the process. A resolution may have one sponsor or twenty co-sponsors. Each of those co-sponsors is a legitimate sponsor in their own right The SEC has no category for "nominal " sponsors. In short if one sponsor were to drop out as a filer the others can take their place. Thus we are at a loss to understand this novel interpretation by EMC of the SEC rules and procedures.

I know the Sisters are long time strong supporters of the shareholder resolution process so would find it curious to be arbitrarily assigned this "nominal' status without even the courtesy of a phone call. At any rate Walden and its clients do want to make sure you have adequate responses to your queries. Please feel free to contact me if you need additional information.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Sister Mary Barrett
Sister Maureen Doherty

Investing for social change since 1975

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 695-4150



SCHEDULE 6.4

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 7, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Sisters of Notre Dame du Namur
Boston Province Center
351 Broadway
Everett, MA 02149-3425
Attn: Ms. Mary B. Barrett

Dear Mr. Smith and Ms. Barrett:

Reference is hereby made to the letter dated November 28, 2001 (the "Walden Letter") from Walden Asset Management ("Walden") to EMC Corporation (the "Company" or "EMC"), the letter dated October 30, 2001 (the "Letter") from the Sisters of Notre Dame du Namur (the "Sisters of Notre Dame") to EMC, including the proposal attached to the Letter (the "Proposal") and the written statement from Walden enclosed with the Letter (the "Walden Statement"), and the letter dated November 20, 2001 (the "EMC Response Letter") from EMC to Walden and the Sisters of Notre Dame responding to the Letter.

In the EMC Response Letter, we noted that, among other things, the Sisters of Notre Dame had failed to prove they meet the Ownership Eligibility Requirement (as such term is defined in the EMC Response Letter) in accordance with Rule 14a-8(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that they had also failed to provide a written statement that complies with Rule 14a-8(b) regarding the Sisters of Notre Dame's intent to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting").

The Company hereby notifies you that, even after taking into account the Walden Letter, the Sisters of Notre Dame have still failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that the Sisters of Notre Dame meet the Ownership Eligibility Requirement.

The Walden Statement still does not appear to satisfy the requirements of Rule 14a-8(b) (as more fully described in the EMC Response Letter). As noted in the EMC Response Letter, our records are unable to confirm that Walden is the "record" holder of the shares of EMC stock purportedly owned by the Sisters of Notre Dame (the "Shares") for purposes of Rule 14a-8(b). In the Walden Letter, Walden states that the Shares are held in the name of CEDE & Co. The Staff of the Securities and Exchange Commission has indicated that a proponent is not required to obtain written verification of ownership from CEDE & Co. but rather, where CEDE & Co. acts as agent or nominee for a bank or broker, the proponent may submit written verification of ownership from such bank or broker. In such case, the bank or broker will be deemed to be the "record" holder of the securities held through CEDE & Co. for purposes of Rule 14a-8(b). Accordingly, any written statement verifying ownership for the purposes of Rule 14a-8(b) must be provided by CEDE & Co., as the actual "record" holder, or by such bank or broker for whom CEDE & Co. acts as agent or nominee, as the deemed "record" holder.

CEDE & Co. does not appear to be holding the Shares as the agent or nominee of Walden. Please confirm that Walden is the "record" holder of the Shares by providing the Company with a complete chain of documentation with appropriate confirmation by source, tracing the Shares from CEDE & Co., through each intermediary, including Walden, back to the Sisters of Notre Dame. In the absence of such documentation confirming that Walden is the "record" holder of the Shares as described above, we believe that the Walden Statement fails to meet the requirements of Rule 14a-8(b) and that the Sisters of Notre Dame have failed to prove that they meet the Ownership Eligibility Requirement. Notwithstanding the foregoing, as noted in the EMC Response Letter, the Walden Statement is as of October 25, 2001, and not October 30, 2001, the time the Sisters of Notre Dame submitted the Proposal, as required by Rule 14a-8(b).

With respect to the Sisters of Notre Dame's failure to provide the requisite written statement regarding their intent to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement, Walden, in the Walden Letter, indicated that the Sisters of Notre Dame would be providing the required statement. We still have not received the required statement from the Sisters of Notre Dame. Accordingly, we hereby notify you again that the Sisters of Notre Dame have failed to provide a written statement regarding their intent to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement as required under Rule 14a-8(b).

Lastly, pursuant to the requirements for eligibility to submit a proposal pursuant to Rule 14a-8 of Regulation 14A of the Exchange Act, and in accordance with the guidance of the Staff of the Securities and Exchange Commission, please confirm that the nature of the Sisters of Notre Dame's beneficial ownership will permit them to vote the Shares at the 2002 Annual Meeting.

Unless the Sisters of Notre Dame prove that they are eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meet all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan I. Permut
Assistant General Counsel

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EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Ms. Mary B. Barrett
(617) 387-2500
Sisters of Notre Dame De Namur
Boston Province Center
351 Broadway
Everett, MA 02149

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Date: 07DEC01
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Tracking Number	790238667702
Reference Number	AC1006
Ship Date	12/07/2001
Delivered To	
Delivery Location	EVERETT MA
Delivery Date/Time	12/10/2001 09:42
Signed For By	B.ARRETT
Service Type	Priority Letter

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Delivered MEDFORD MA	12/10/2001 09:42	No signature required - release waiver on file
Delivered MEDFORD MA	12/10/2001 09:42	No signature required - release waiver on file
On FedEx vehicle for delivery MEDFORD MA	12/10/2001 06:58	
Left FedEx Ramp EAST BOSTON MA	12/08/2001 07:43	
Arrived at FedEx Destination Location MEDFORD MA	12/08/2001 05:38	
Arrived at FedEx Ramp EAST BOSTON MA	12/07/2001 21:26	
Left FedEx Origin Location FRAMINGHAM MA	12/07/2001 20:48	
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From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 07DEC01
Track Number: 791725287265
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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Tracking Number	791725287265
Reference Number	AC1006
Ship Date	12/07/2001
Delivered To	Recept/Frnt desk
Delivery Location	BOSTON MA
Delivery Date/Time	12/10/2001 09:04
Signed For By	M.O BRIEN
Service Type	Priority Letter

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Delivered SOUTH BOSTON MA	12/10/2001 09:04	
On FedEx vehicle for delivery SOUTH BOSTON MA	12/10/2001 07:30	
Arrived at FedEx Destination Location SOUTH BOSTON MA	12/08/2001 08:23	
Arrived at FedEx Ramp EAST BOSTON MA	12/07/2001 21:26	
Left FedEx Origin Location FRAMINGHAM MA	12/07/2001 20:48	
Pickup status FRAMINGHAM MA	12/07/2001 18:34	Pre-routed meter pkg picked up

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SCHEDULE 6.5

-----Original Message-----
From: CHESTNUSND@aol.com [mailto:CHESTNUSND@aol.com]
Sent: Friday, December 14, 2001 1:08 PM
To: permut_susan@emc.com
Cc: TSmith@ustrustboston.com
Subject: Verification of holding EMC

From: Sister Mary B. Barrett, SND
Sisters of Notre Dame de Namur

Thank you for your letter of December 7th. I have asked our money manager, Walden Asset Management, to respond to the details of your letter but I wanted to clarify a few points on behalf of our Order.

We see being a responsible investor as part of the mission of our Order. As such, we have policies about our investments that bind any of our money managers. Part of our policy is being an active investor working to have our voice as a shareholder heard. It is in this spirit that we filed this resolution on Board Diversity in support of the State of Connecticut.

I also wish to confirm that the Sisters of Notre Dame de Namur will continue to hold the requisite number of EMC shares as required by SEC regulations through the 2002 EMC stockholder meeting.

I trust this is responsive to your concerns.


SISTERS OF
NOTRE DAME
DE NAMUR
ND
BOSTON
PROVINCE


RECEIVED
DEC 1 8 2001
By

December 14, 2001

Ms Susan Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA

Dear Ms Permut,

Thank you for your letter of December 7th. I have asked our money manager, Walden Asset Management, to respond to the details of your letter but I wanted to clarify a few points on behalf of our Order.

We see a being a responsible investor as part of the mission of the Order. As such, we have policies about our investments that bind any of our money managers. Part of our policy is being an active investor working to have our voice as a shareholder heard. It is in this spirit that we filed this resolution on Board Diversity in support of the State of Connecticut.

I also wish to confirm that the Sisters of Notre Dame de Namur will continue to hold the requisite number of EMC shares as required by the SEC regulations through the 2002 EMC stockholder meeting.

I trust this is responsive to your concerns.

Sincerely yours,

Mary B. Barrett, SND de Namur

Mary B. Barrett, SND de Namur
Chair, Investment Committe

BOSTON PROVINCE CENTER 351 Broadway Everett, MA 02149-3425
TEL: (617) 387-2500 FAX (617) 387-1303 BosProvCtr@aol.com www.SNDdeN.org



SCHEDULE 6.6


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston


RECEIVED
DEC 18 2001
By Legal

December 17, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

On December 10th I received a FedEx Priority Overnight package which included copies of a series of letters from you dated December 7th. Included was a letter to Sisters of Notre Dame du Namur.

In this letter you questioned the proof of ownership provided.

As set forth in our letters the Sisters has proven their eligibility to file a shareholder resolution in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

Rule 14a-8(b)(2) establishes that to prove eligibility shareholders can provide a company with "a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." Walden/United States Trust Company of Boston, a Massachusetts chartered bank and trust Company, has provided such documentation in its capacity as custodian for the Sisters of Notre Dame du Namur. Although CEDE & Co. is the actual holder of record of the EMC shares in question, the staff of the Securities and Exchange Commission (SEC) has recognized that CEDE & Co. acts solely as an agent for the bank or broker and is not required to even be mentioned in proof of ownership documentation. This can be confirmed by reviewing SEC staff interpretations set forth in numerous no-action letters on this matter.

I know you are familiar with the above. We believe the intent of the rule is absolutely clear - that a letter of confirmation of ownership from one's broker or bank is responsive to SEC rules.

Nonetheless, in an effort to show our good faith, we are providing herewith, supplementary information that goes well beyond that which is required by SEC rules. Attached, as an Exhibit is a "POSITION/TAXLOT DETAIL" report. The report traces history of ownership of EMC stock for the Sisters of Notre Dame du Namur, including all purchases and sales.

To reiterate, we believe Sisters of Notre Dame du Namur have provided the necessary documentation attesting to its eligibility to file the shareholder resolution with EMC. If for any reason you deem this documentation to be insufficient, you must tell us with *specificity* what you believe is satisfactory documentation. Certainly, you are free to go to the SEC for interpretive advice on this matter, allowing the attorney for the sponsors to respond.

Further, we restate for the record, that the Sisters of Notre Dame du Namur will hold at least the requisite number of shares through the 2002 general annual meeting of EMC, according to SEC rules.

Given the multitude of challenges put forth by EMC to other filers on numerous issues, and in light of the "misplacement" of our proxy resolution last year, we are increasingly concerned that EMC lacks commitment to its shareowners and does not intend to proceed in good faith.

Let us turn to the specific issues raised.

The Sisters of Notre Dame du Namur's beneficial ownership do permit them to vote their shares at the 2002 AGM. They are sending you a letter confirming that they will continue to own shares required by the SEC rules.

Let me conclude by stating as other sponsors have, that we are perplexed by EMC's combative approach to these initiatives and refusal to talk about the real issues in the resolutions.

We stand ready to talk about these issues as I'm sure the other sponsors do.

Sincerely,

Timothy Smith
Senior Vice President

c.c. Sister Mary Barrett – Sisters of Notre Dame du Namur

POSITION/TAXLOT DETAIL PRICED AS OF:12/07/01

1-02843 ¬SISTERS NOTRE DAME PLANT FUND CASH BASIS

COMMAND ===>

EMC : EMC CORPORATION TAXABLE TO FEDERAL AND STATE

CUSIP: 268648102 ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
600.0000	8,928.66	10,302.00	8,901.72	0
	1,373.34	1,400.28	8,901.72	0

LOT #	P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A
236862	1	100.0000	2,501.50	04/19/1999		11	F	N	Y	P
		SOLD: 11/01/2000	2,501.50	04/22/1999		44	F		P	
172329	1	100.0000	2,446.72	04/19/1999	-730	11	F	N	Y	P
			2,446.72	04/22/1999		44	F		P	
270314	1	500.0000	6,455.00	09/25/2001	2,130	11	F	N	Y	P
			6,455.00	09/28/2001		44	F		P	

POSITION/TAXLOT DETAIL PRICED AS OF:12/07/01

1-05440 ¬SISTERS OF NOTRE DAME-APOSTOLIC SVC CASH BASIS

COMMAND ===>

EMC : EMC CORPORATION TAXABLE TO FEDERAL AND STATE

CUSIP: 268648102 ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
400.0000	11,415.23	6,868.00	4,849.20	0
	-4,547.23	2,018.80	4,849.20	0

LOT #	P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A
5744	1	100.0000	9,419.84	09/06/2000		11	F	N	Y	P
		SOLD: 11/27/2001	9,419.84	09/11/2000		44	F		P	
9667	1	400.0000	4,849.20	09/24/2001	2,019	11	F	N	Y	P
			4,849.20	09/27/2001		44	F		P	

POSITION/TAXLOT DETAIL PRICED AS OF:12/07/01
1-05441 ¬SISTERS OF NOTRE DAME CONTIN. CARE CASH BASIS
COMMAND ===>

EMC : EMC CORPORATION TAXABLE TO FEDERAL AND STATE

CUSIP: 268648102 ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
2,100.0000	51,770.35	36,057.00	32,976.02	0
	-15,713.35	3,080.98	32,976.02	0

LOT # P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A
5833 1	100.0000	8,925.50	08/07/2000		11	F	N	Y	P
SOLD: 09/19/2000		8,925.50	08/10/2000		44	F		P	
5999 1	100.0000	8,925.50	08/07/2000		11	F	N	Y	P
SOLD: 10/10/2000		8,925.50	08/10/2000		44	F		P	
6010 1	200.0000	17,851.00	08/07/2000		11	F	N	Y	P
SOLD: 10/11/2000		17,851.00	08/10/2000		44	F		P	
10307 1	300.0000	26,190.10	08/07/2000		11	F	N	Y	P
SOLD: 11/27/2001		26,190.10	08/10/2000		44	F		P	
5530 1	100.0000	8,730.03	08/07/2000	-7,013	11	F	N	Y	P
		8,730.03	08/10/2000		44	F		P	
9669 1	2,000.0000	24,245.99	09/24/2001	10,094	11	P	N	Y	P
		24,245.99	09/27/2001		44	F		P	

SCHEDULE 7:
Sisters of Saint Joseph of Brighton



SCHEDULE 7.1



Sisters of Saint Joseph of Boston
637 Cambridge Street
Brighton, Massachusetts 02135-2800

RECEIVED
NOV 13 2001
By Legal Dept 5:00pm

General Administration

October 30, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut:

The **Sisters of St. Joseph of Brighton** hold **600 shares** of **EMC Corporation** stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that their companies are doing all that they can to act responsibly in their operations globally. The issue of corporate governance related to board diversity is a major concern for us.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of St. Joseph of Brighton is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and have provided verification of our ownership position in this mailing. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us on correspondence related to this matter. Tim Smith at Walden Asset Management, is serving as the primary contact for us and can be reached by phone at (617) 695-5177, by fax at (617) 227-2696, or by e-mail at Tsmith@ustrustboston.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Sister Maureen Doherty csj
TREASURER

Encl. Resolution Text
CC: Tim Smith, SVP, Walden Asset Management

We live and work to bring all people into union with God and with one another.



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

October 30, 2001

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for the **Sisters of St. Joseph of Brighton**. We are writing to verify that the Funding Exchange currently owns **600 shares** of **EMC Corporation** (Cusip # 268648102). We confirm that the Funding Exchange has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **EMC Corporation**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities and Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **EMC Corporation.**

Sincerely,

Stephen Moody
Senior Vice President
Portfolio Manager

Investing for social change since 1975

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

    - Efforts to encourage diversified representation on the board;
    - Criteria for board qualification;
    - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.



SCHEDULE 7.2



EMC²

where information lives



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Sisters of St. Joseph of Brighton
637 Cambridge Street
Brighton, MA 02135-2800
Attn: Sister Maureen Doherty

Dear Mr. Smith and Sister Doherty:

Reference is hereby made to the letter dated October 30, 2001 (the "Letter") from the Sisters of St. Joseph of Brighton ("Sisters of St. Joseph") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal"). The Company received the Letter at its principal executive offices on November 13, 2001.

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that the Sisters of St. Joseph is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the

Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that the Sisters of St. Joseph has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that the Sisters of St. Joseph is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, the Sisters of St. Joseph must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by October 30, 2001 (the "Ownership Eligibility Requirement"). According to our records, the Sisters of St. Joseph is not a registered holder of EMC securities so the Company cannot verify whether the Sisters of St. Joseph meets the Ownership Eligibility Requirement. Because the Sisters of St. Joseph is not the registered holder of the EMC securities it allegedly holds, the Sisters of St. Joseph must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that it meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, the Sisters of St. Joseph may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that the Sisters of St. Joseph meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by the Sisters of St. Joseph with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), the Sisters of St. Joseph is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

The Sisters of St. Joseph submitted a written statement from Walden in its capacity as asset manager and custodian for the Sisters of St. Joseph. There is no indication in the written statement that Walden is the "record" holder of the EMC securities the Sisters of St. Joseph allegedly holds and furthermore, according to our records, Walden is not a "record" holder of EMC securities. Accordingly, Walden's written statement included with the Letter does not comply with the specific requirements of Rule 14a-8(b) noted above.

The Sisters of St. Joseph also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual

Meeting. In the Letter, the Sisters of St. Joseph simply states that "[it] will continue to be an investor through the stockholder meeting." However, the Sisters of St. Joseph could sell all but one share of its EMC stock and it would continue to be an investor in EMC. Thus, the Sisters of St. Joseph's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless the Sisters of St. Joseph proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Sister Maureen Doherty
(617) 695-5177
Sisters of St. Joseph of Brighto
637 Cambridge Street
Brighton, MA 02135-2800

COD Return Address:
N/A

Date: 20NOV01
Track Number: 791710776497
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by reference, for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carriage (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, local authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

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Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon these limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

/30315

FedEx Ship
Tracking Detail Report

Recipient:
Tracking #: 791710776497
Reference:
Service Type: SL

Activity	City	St/Prov	Date	Time
Delivered	BRIGHTON	MA	11/21/2001	10:55 AM

Delivered To:
Signed For By: S.P LOGAN
Delivery Date: 11/21/2001
Delivery Time: 10:55 AM

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Timothy Smith
(617) 726-7250
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 20NOV01
Track Number: 790222653545
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by reference, for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carriage (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, local authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further certify that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or require such information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to, 13 U.S.C. § 305; 22 U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated Nationals as published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon these limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

FedEx Ship
Tracking Detail Report

Recipient:
Tracking #: 790222653545
Reference:
Service Type: SL

Activity	City	St/Prov	Date	Time
Delivered	BOSTON	MA	11/21/2001	12:16 PM

Delivered To:
Signed For By: M.O BRIEN
Delivery Date: 11/21/2001
Delivery Time: 12:16 PM



SCHEDULE 7.3



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston


RECEIVED
NOV 28 2001
By

Susan Permut
Assistant General Council
EMC
Hopkinton, MA 01748

Dear Susan,

I am responding to your two November 20th letters to Sister Maureen Doherty of the Sisters of St. Joseph and Sister Mary Barrett of the Sisters of Notre Dame de Namur. Both letters made the same points, which I will address here. Regarding the proof of ownership questions in your letter , as custodian for these two religious congregations Walden submitted proof of ownership letters as required under the SEC Rules. As you know the shares of many institutional investors are held in a street name, which will appear on your books. In the case of these clients, the shares are held in the name of Cede and Co. However as you may know from conversations with the SEC proof of ownership certification provided by the custodian is deemed adequate.

Regarding your claim that the Sisters did not use the language you considered adequate to confirm that they will continue to own shares satisfying the Ownership Eligibility Requirement , while the order believes they made exactly that promise in the letter they will write you to restate that pledge. The Sisters will also respond to your curious point about being a "nominal proponent" You might want to review the SEC procedures to better understand the process. A resolution may have one sponsor or twenty co-sponsors. Each of those co-sponsors is a legitimate sponsor in their own right The SEC has no category for "nominal " sponsors. In short if one sponsor were to drop out as a filer the others can take their place. Thus we are at a loss to understand this novel interpretation by EMC of the SEC rules and procedures.

I know the Sisters are long time strong supporters of the shareholder resolution process so would find it curious to be arbitrarily assigned this "nominal' status without even the courtesy of a phone call. At any rate Walden and its clients do want to make sure you have adequate responses to your queries. Please feel free to contact me if you need additional information.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Sister Mary Barrett
Sister Maureen Doherty

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 695-4150

SCHEDULE 7.4


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

November 28, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Susan,

I enclose amended proof of ownership letters for the Community Church of New York and for the Sisters of St. Joseph of Brighton. You should already be in receipt of their filing letters and resolutions, which were filed in full compliance with SEC rules.

The two letters are from Walden Asset Management confirming that the Community Church of New York and for the Sisters of St. Joseph of Brighton have beneficial ownership of their EMC stock. As Tim Smith indicated in his letter of November 27th, the shares of many institutional investors are held in a street name, which will appear on your books. In the case of these clients, the shares are held in the name of Cede and Co. However, as you may know from conversations with the SEC, proof of ownership certification provided by the custodian is deemed adequate.

Sincerely,

Stefanie Haug
Socially Responsive Investment Officer


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

November 28, 2001

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for the **Sisters of St. Joseph of Brighton**. We are writing to verify that the **Sisters of St. Joseph of Brighton** currently owns **600 shares** of **EMC Corporation** (Cusip # 268648102). We confirm that the **Sisters of St. Joseph of Brighton** has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **EMC Corporation**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities and Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **EMC Corporation.**

Sincerely,

Stephen Moody
Senior Vice President
Portfolio Manager

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664

SCHEDULE 7.5

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 7, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Sisters of St. Joseph of Brighton
637 Cambridge Street
Brighton, MA 02135-2800
Attn: Sister Maureen Doherty

Dear Mr. Smith and Sister Doherty:

Reference is hereby made to the letter dated November 28, 2001 (the "Walden Letter") from Walden Asset Management ("Walden") to EMC Corporation (the "Company" or "EMC"), the letter dated October 30, 2001 (the "Letter") from the Sisters of St. Joseph of Brighton (the "Sisters of St. Joseph") to EMC, including the proposal attached to the Letter (the "Proposal") and the written statement from Walden enclosed with the Letter (the "Walden Statement"), and the letter dated November 20, 2001 (the "EMC Response Letter") from EMC to Walden and the Sisters of St. Joseph responding to the Letter.

In the EMC Response Letter, we noted that, among other things, the Sisters of St. Joseph had failed to prove they meet the Ownership Eligibility Requirement (as such term is defined in the EMC Response Letter) in accordance with Rule 14a-8(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that they had also failed to provide a written statement that complies with Rule 14a-8(b) regarding the Sisters of St. Joseph's intent to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting").

The Company hereby notifies you that, even after taking into account the Walden Letter, the Sisters of St. Joseph have still failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that the Sisters of St. Joseph meet the Ownership Eligibility Requirement.

The Walden Statement still does not appear to satisfy the requirements of Rule 14a-8(b) (as more fully described in the EMC Response Letter). As noted in the EMC Response Letter, our records are unable to confirm that Walden is the "record" holder of the shares of EMC stock purportedly owned by the Sisters of St. Joseph (the "Shares") for purposes of Rule 14a-8(b). In the Walden Letter, Walden states that the Shares are held in the name of CEDE & Co. The Staff of the Securities and Exchange Commission has indicated that a proponent is not required to obtain written verification of ownership from CEDE & Co. but rather, where CEDE & Co. acts as agent or nominee for a bank or broker, the proponent may submit written verification of ownership from such bank or broker. In such case, the bank or broker will be deemed to be the "record" holder of the securities held through CEDE & Co. for purposes of Rule 14a-8(b). Accordingly, any written statement verifying ownership for the purposes of Rule 14a-8(b) must be provided by CEDE & Co., as the actual "record" holder, or by such bank or broker for whom CEDE & Co. acts as agent or nominee, as the deemed "record" holder.

CEDE & Co. does not appear to be holding the Shares as the agent or nominee of Walden. Please confirm that Walden is the "record" holder of the Shares by providing the Company with a complete chain of documentation with appropriate confirmation by source, tracing the Shares from CEDE & Co., through each intermediary, including Walden, back to the Sisters of St. Joseph. In the absence of such documentation confirming that Walden is the "record" holder of the Shares as described above, we believe that the Walden Statement fails to meet the requirements of Rule 14a-8(b) and that the Sisters of St. Joseph have failed to prove that they meet the Ownership Eligibility Requirement.

With respect to the Sisters of St. Joseph's failure to provide the requisite written statement regarding their intent to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement, Walden, in the Walden Letter, indicated that the Sisters of St. Joseph would be providing the required statement. We still have not received the required statement from the Sisters of St. Joseph. Accordingly, we hereby notify you again that the Sisters of St. Joseph have failed to provide a written statement regarding their intent to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement as required under Rule 14a-8(b).

Lastly, pursuant to the requirements for eligibility to submit a proposal pursuant to Rule 14a-8 of Regulation 14A of the Exchange Act, and in accordance with the guidance of the Staff of the Securities and Exchange Commission, please confirm that the nature of the Sisters of St. Joseph's beneficial ownership will permit them to vote the Shares at the 2002 Annual Meeting.

Unless the Sisters of St. Joseph prove that they are eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meet all of

the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Sister Maureen Doherty
(508) 293-7717
Sisters of Saint Joseph
637 Cambridge Street
Brighton, MA 02135

COD Return Address:
N/A

Date: 07DEC01
Track Number: 790238668797
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by ref for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carri (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, loca authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other persor any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document continue to govern. *FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.*

Export Control. *You authorize FedEx to act as forwarding agent for You for export and customs purposes.* You hereby *certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct.* You further that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or requin *information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to,* 13 U.S.C. § 305; U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated National *published by the Office of Foreign Assets* Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon th limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

/30315


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Tracking Number	790238668797
Reference Number	AC1006
Ship Date	12/07/2001
Delivered To	Recept/Fmt desk
Delivery Location	BRIGHTON MA
Delivery Date/Time	12/10/2001 10:05
Signed For By	S.NEWMAN
Service Type	Priority Letter

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Scan Activity	Date/Time	Comments
Delivered NEEDHAM MA	12/10/2001 10:05	
On FedEx vehicle for delivery NEEDHAM MA	12/10/2001 09:56	
On FedEx vehicle for delivery NEEDHAM MA	12/10/2001 08:45	
Left FedEx Ramp EAST BOSTON MA	12/08/2001 07:43	
Arrived at FedEx Destination Location NEEDHAM MA	12/08/2001 05:37	
Arrived at FedEx Ramp EAST BOSTON MA	12/07/2001 21:26	
Left FedEx Origin Location FRAMINGHAM MA	12/07/2001 20:48	
Pickup status FRAMINGHAM MA	12/07/2001 18:34	Pre-routed meter pkg picked up

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FedEx Ship
Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 07DEC01
Track Number: 791725287265
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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/30315



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Tracking Number	791725287265
Reference Number	AC1006
Ship Date	12/07/2001
Delivered To	Recept/Frnt desk
Delivery Location	BOSTON MA
Delivery Date/Time	12/10/2001 09:04
Signed For By	M.O BRIEN
Service Type	Priority Letter

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Scan Activity	Date/Time	Comments
Delivered SOUTH BOSTON MA	12/10/2001 09:04	
On FedEx vehicle for delivery SOUTH BOSTON MA	12/10/2001 07:30	
Arrived at FedEx Destination Location SOUTH BOSTON MA	12/08/2001 08:23	
Arrived at FedEx Ramp EAST BOSTON MA	12/07/2001 21:26	
Left FedEx Origin Location FRAMINGHAM MA	12/07/2001 20:48	
Pickup status FRAMINGHAM MA	12/07/2001 18:34	Pre-routed meter pkg picked up

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<u>SCHEDULE 8</u>:
Connecticut Retirement Plans and Trust Fund



SCHEDULE 8.1



State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

November 2, 2001

RECEIVED
NOV 13 2001
By________

Mr. Michael Ruettgers
Executive Chairman
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748

Re: Shareholder Resolution

Dear Mr. Ruettgers:

The purpose of this letter is to submit a shareholder resolution on behalf of the Connecticut Retirement Plans & Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of EMC Corporation.

As the principal fiduciary of the CRPTF under Connecticut law, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of October 31, 2001, the CRPTF held 783,552 shares of EMC Corporation common stock. The CRPTF will continue to own EMC Corporation shares through the annual meeting date. For your information, I have attached a verification letter from State Street Bank, which serves as the custodian bank of the CRPTF.

Please do not hesitate to contact Meredith Miller, Assistant Treasurer for Policy at (860) 702-3294, if you have any questions or comments concerning this resolution.

Sincerely,

Denise L. Nappier

Denise L. Nappier

Attachments

cc: Polly Pearson, Vice President
Global Investor Relations



Re: Shareholder resolution submitted by the Connecticut Retirement Plans & Trust Funds

REQUEST FOR BOARD INCLUSIVENESS COMMITMENT

WHEREAS: We believe that a diverse board of directors benefits the company and its shareholders by choosing its members from the broadest pool of talent and experience. Board diversity enhances business performance because decision-making better reflects the diverse needs of the customer the company serves the communities in which the company resides, and the workforce it relies on for production.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is in contrast to many leading companies. A report by the Investor Responsibility Research Center states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

A 1998 American Management Association reports states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

RESOLVED: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women and minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees.

November 5, 2001


STATE STREET.
Serving Institutional Investors Worldwide

Public Funds
One Enterprise Drive
N. Quincy, MA 02171

October 30, 2001

Re: Connecticut Retirement Plans and trust Fund

To Whom It May Concern:

This is to advise you that the Connecticut Retirement Plans and Trust Fund held over $2,000 in market value of EMC Corporation common stock (cusip 268648102) continuously for over one year based on monthly valuations.

Please contact me if you have any questions or concerns.

Sincerely,

Auta A. Lopes
Client Relationship Officer



SCHEDULE 8.2



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

Ms. Meredith Miller
Assistant Treasurer for Policy
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Dear Ms. Miller:

Reference is hereby made to the letter dated November 2, 2001 (the "Letter") from Denise L. Nappier on behalf of the Connecticut Retirement Plans & Trust Funds ("CRPTF") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal"). The Company received the Letter at its principal executive offices on November 13, 2001.

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on communications received from other shareholders, including Walden Asset Management ("Walden"), relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden is the true proponent of the Proposal and that CRPTF is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that CRPTF has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that CRPTF is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, CRPTF must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 2, 2001 (the "Ownership Eligibility Requirement"). According to our records, CRPTF is not a registered holder of EMC securities so the Company cannot verify whether CRPTF meets the Ownership Eligibility Requirement. Because CRPTF is not the registered holder of the EMC securities it allegedly holds, CRPTF must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that CRPTF meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, CRPTF may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that CRPTF meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by CRPTF with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), CRPTF is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

CRPTF submitted a written statement from State Street Public Funds ("State Street") with the Letter. However, State Street's written confirmation of the number of shares of EMC stock held by CRPTF is as of October 30, 2001, and not November 2, 2001, the time CRPTF submitted the Proposal, as required by Rule 14a-8(b).

CRPTF also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, CRPTF simply states that it "will continue to own EMC Corporation shares through the annual meeting date." However, CRPTF could sell nearly all of its EMC securities and it would continue to own shares in EMC. Thus, CRPTF's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless CRPTF proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other

requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Meredith Miller
(860) 702-3000
State of Connecticut
55 Elm Street
Office of the Treasurer
Hartford, CT 06106-1773

COD Return Address:
N/A

Date: 20NOV01
Track Number: 791710799101
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by reference, for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carriage (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, local authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further certify that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or require such information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to, 13 U.S.C. § 305; 22 U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated Nationals as published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon these limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

FedEx Ship
Tracking Detail Report

Recipient: Meredith Miller
Tracking #: 791710799101
Reference: Cost Center AC1006
Service Type: SL

Activity	City	St/Prov	Date	Time
Delivered	HARTFORD	CT	11/21/2001	2:00 PM

Delivered To:
Signed For By: S.WILLIAMS
Delivery Date: 11/21/2001
Delivery Time: 2:00 PM



SCHEDULE 8.3



State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

November 30, 2001

Ms. Susan Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

This letter responds directly to the issues raised in your correspondence and follow-up conversation with Assistant Treasurer Meredith Miller on November 20 and 27, respectively.

First, let me express my profound disappointment with EMC's response to date to the resolution we have submitted. We have raised an important issue regarding the corporate governance of EMC, and it was our expectation and stated desire to initiate a substantive discussion with the company on this issue. Instead, you have opted to ignore the substance of the resolution and the issue and raise a series of minor technical issues. This response is certainly troubling, and, having worked constructively with other companies on this and other corporate governance issues, quite disappointing.

Nevertheless, our goal remains to work with you to pursue a meaningful discussion of this issue, either at or prior to the meeting of the shareholders. As we have stated before, we stand ready to withdraw the resolution if an agreement can be reached with EMC on this issue. Obviously, this cannot happen without a substantive discussion, and I continue to welcome your willingness to pursue that dialogue.

For the record, let me address the issues in your letter of November 20.

- We filed only one resolution. Therefore, your reference to multiple resolutions is not applicable.

- The Connecticut Retirement Plans and Trust Funds (CRPTF) is the real and true proponent of this resolution, and to suggest otherwise is both inaccurate and inappropriate. The CRPTF is a significant and long-term investor in EMC (we hold over 800,000 shares). For your information, we have comprehensive proxy voting policies (which you can find on our website – www.state.ct.us/ott) and in 2000 and 2001 we filed shareholder resolutions at a number of companies on a number of corporate governance issues. In fact, I originally wrote to Michael Ruettgers on July 9, and again on October 4, expressing the desire to discuss the lack of diversity on the EMC Board of Directors. While other institutional investors are also

55 ELM STREET, HARTFORD, CONNECTICUT 06106-1773, TELEPHONE: (860)702-3000

interested in our resolution, we are not what you describe as a "nominal proponent." We are an active, serious and prudent institutional investor concerned about corporate governance policies and practices where we own shares, and about the return on our investment.

- As your letter recognizes, we submitted a letter from our master custodian – State Street Bank – stating that we have held the requisite equity interest in the company for the requisite amount of time. In order to give you additional comfort on this, we have attached another letter from State Street Bank with additional information. In addition this letter is dated November 29, and should meet your concern about the date of this certification.

- My letter of November 2 included the statement "the CRPTF will continue to own EMC Corporation shares through the annual meeting". Since you found that statement unclear, let me reiterate that the CRPTF will continuously hold at least $2,000 worth of EMC stock through the date of the 2002 EMC annual meeting.

I hope this letter addresses all the concerns in your November 20 letter. If not, I trust that you will follow SEC procedures, and request a no action letter from the SEC – without which you cannot exclude our shareholder proposal from your proxy statement. If you choose to submit a no action request, let me assure you that we will vigorously oppose your request at the SEC.

Most importantly, let me reiterate that our interest is in pursuing discussions on the issue because we believe it is in the long-term best interest of the company. I recognize and appreciate, as I have mentioned previously, the efforts at diversity and providing opportunity that EMC has undertaken in its workforce and in the community. That record, however, does not eliminate the need to reflect the diversity and independence that we believe is necessary in the Board.

I look forward to discussing the substance of our resolution with representatives of EMC in the near future, and thank you for your time and attention to this matter. Should you have any further questions or comments, please contact Assistant Treasurer Miller at (860) 702-3294.

Sincerely,

Denise L. Nappier
State Treasurer

cc: Michael C. Ruettgers, Executive Chairman of the Board
Joseph M. Tucci, Chief Executive Officer
Polly Pearson, Vice President, Global Investor Relations


STATE STREET.
Serving Institutional Investors Worldwide

Public Funds
One Enterprise Drive
N. Quincy, MA 02171

Auta A. Lopes
Client Relationship Officer

Telephone: (617) 985-4590
Facsimile: (617) 537-1721
aalopes@statestreet.com

November 29, 2001

Re: Connecticut Retirement Plans and trust Fund

To Whom It May Concern:

This is to advise you that the Connecticut Retirement Plans and Trust Fund held over $2,000 in market value of EMC Corporation (nominee name Pondwave & Co.) common stock (cusip 268648102) continuously for over one year based on monthly valuations.

The following three funds hold EMC Corporation on behalf of Connecticut Retirement Plans and Trust Fund.

Wells Enhanced S & P 500 (SC2Z), total shares 490,990.
JP Morgan Enhanced S & P 500 (SC3Y), total shares 22,900.
State Street S & P 500 (SC3Z), total shares 364,583.

Please contact me if you have any questions or concerns.

Sincerely,

Auta A. Lopes
Client Relationship Officer

SCHEDULE 9:
Funding Exchange

SCHEDULE 9.1




RECEIVED
NOV - 7 2001
By

"Change, Not Charity"

666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org

November 1, 2001

Joe Tucci
CEO
Susan Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut:

The Funding Exchange holds 700 shares of EMC Corporation stock. The Funding Exchange is a network of regionally-based community foundations that currently makes grants of approximately $12 million each year for projects related to social and economic justice.

We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that their companies are doing all that they can to act responsibly in their operations globally. The issue of corporate governance related to board diversity is a major concern for us.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Funding Exchange is the beneficial owner, as defined in Rule 13d-3 of the Securities Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and would be happy to provide verification of our ownership position upon request. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy correspondence related to this matter. Tim Smith, our fund manager at Walden Asset Management can be reached by phone at (617) 695-5177, by fax at (617) 227-2696, or by e-mail at Tsmith@ustrustboston.com. Our best wishes for your continued success.



Funding Exchange

"Change, Not Charity"™

666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org

MEMBERSHIP

Appalachian Community Fund
Knoxville, TN

...ead and Roses Community Fund
Philadelphia, PA

Chinook Fund
Denver, CO

Crossroads Fund
Chicago, IL

Fund for Santa Barbara
Santa Barbara, CA

...und for Southern Communities
Atlanta, GA

Haymarket People's Fund
Boston, MA

Headwaters Fund
Minneapolis, MN

Liberty Hill Foundation
Los Angeles, CA

The People's Fund
Honolulu, HI

McKenzie River Gathering Foundation
Portland/Eugene, OR

North Star Fund
New York, NY

Three Rivers Community Fund
Pittsburgh, PA

Vanguard Public Foundation
San Francisco, CA

Wisconsin Community Fund
Madison/Milwaukee, WI

NATIONAL GRANTS PROGRAMS

Donor-Advised Funds

OUT Fund for Lesbian and Gay Liberation

Paul Robeson Fund for Independent Media

Saguaro Fund

Sincerely,

Ellen Gurzinsky
Executive Director

CC. Resolution Text
c.c. Tim Smith

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.



SCHEDULE 9.2

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 13, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Funding Exchange
666 Broadway
Suite 500
New York, NY 10012
Attn: Ms. Ellen Gurzinsky

Dear Mr. Smith and Ms. Gurzinsky:

Reference is hereby made to the letter dated November 1, 2001 (the "Letter") from Funding Exchange ("Funding") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that Funding is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents, including Calvert Asset Management Company, Inc., Tides Foundation, and Boston Trust Investment Management, Inc. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the

proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Funding has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Funding is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Funding must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 1, 2001 (the "Ownership Eligibility Requirement"). According to our records, Funding is not a registered holder of EMC securities so the Company cannot verify whether Funding meets the Ownership Eligibility Requirement. Because Funding is not the registered holder of the EMC securities it allegedly holds, Funding must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that Funding meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Funding may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that Funding meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Funding with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), Funding is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

Funding did not provide any of the foregoing documents with the Proposal and, instead, simply stated in the Letter that it "would be happy to provide verification of [its] ownership position upon request." However, under Rule 14a-8(b), Funding is required to provide such verification with the Proposal.

Funding also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, Funding simply states that "[it] will continue to be an investor through the stockholder meeting." However, Funding could sell all but one share of its EMC stock and it would continue to be an investor in EMC. Thus, Funding's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless Funding proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FROM: Amy Gentry (508)435-1000
EMC Corporation
35 Parkwood Dr.

Hopkinton, MA 01748

SHIPPER'S FEDEX ACCOUNT NUMBER

FedEx
Federal Express

TO: Ms. Ellen Gurzinsky (212)529-5300
Funding Exchange
666 Broadway
Suite 500

New York, NY 10012-

REF: AC1006

SHIP DATE: 13NOV01
MAN-WGT: 1 LBS

DELIVERY ADDRESS BARCODE (FEDEX-EDR)

CAD # 4878623 **PRIORITY OVERNIGHT** **WED**
A1

TRK # **7911 6029 4766** FORM 0201

Deliver By:
EWR 14NOV01

10012-NY-US

Z1 JWSA



Li

If t
and
appl

Do

Vis
or i
Inte

©20
Fede

1554
1554
REV

FedEx Ship

Tracking Detail Report

Recipient:
Tracking #: 791160294766
Reference:
Service Type: PL

Activity	City	St/Prov	Date	Time
Delivered	NEW YORK	NY	11/14/2001	9:22 AM
Delivered	NEW YORK	NY	11/14/2001	9:22 AM
On FedEx vehicle for delivery	NEW YORK	NY	11/14/2001	8:29 AM
Left FedEx Ramp	EAST BOSTON	MA	11/13/2001	11:21 PM
Left FedEx Origin Location	FRAMINGHAM	MA	11/13/2001	8:39 PM
Arrived at FedEx Ramp	EAST BOSTON	MA	11/13/2001	8:22 PM
Pickup status	FRAMINGHAM	MA	11/13/2001	6:13 PM

Delivered To:
Signed For By: E.LLEN GURZINSKY
Delivery Date: 11/14/2001
Delivery Time: 9:22 AM

Status Exception: No signature required - release waiver o

FedEx Ship
Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 13NOV01
Track Number: 791704083781
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.99
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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Tracking Number	791704083781
Reference Number	AC1006
Ship Date	11/13/2001
Delivered To	
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Signed For By	A.APFEL
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SCHEDULE 9.3


Funding
Exchange

"Change, Not Charity"™

666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org


RECEIVED
NOV 19 2001
By Legal dept.

November 15, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

You have received already a copy of a resolution that we are filing to request EMC to take the necessary steps to nominate candidates for Director in order to ensure a truly diverse Board of Directors.

We noticed one typo in the resolution and enclose an amended version. We ask that you use the text of the attached resolution as it has one very slight modification to the resolution that we submitted earlier along with a verification letter showing our proof of ownership.

To reiterate, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the number of shares stated in our original filing letter. We have been a shareholder for more than one year and have provided verification of our ownership position to you in our previous mailing. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us on correspondence related to this matter. Tim Smith at Walden Asset Management, is serving as the primary contact for us and can be reached by phone at (617) 695-5177, by fax at (617) 227-2696, or by e-mail at Tsmith@ustrustboston.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Ellen Gurzinsky,
Executive Director
Funding Exchange, Inc.
Encl. Resolution Text



"Change, Not Charity"™

666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1.The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

- Efforts to encourage diversified representation on the board;
- Criteria for board qualification;
- The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.



SCHEDULE 9.4



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston



NOV 21 2001
By Legal

November 20, 2001

Susan Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Susan,

I received your four letters last week via Federal Express. I noted immediately that you responded to letters enclosing a resolution very quickly, when numerous letters sent to top management during the last months from major investors have gone unanswered. I wonder what this says about the state of EMC 's shareholder relations – the letters and issues that prompt a resolution go unanswered but minor questions about filing procedures receive a quick response. The concerned investors who wrote you stated again and again that they were open for dialogue but received no response from management and hence moved to sponsor official resolutions. Now it looks like EMC will be actively engaging them not on the substance of the issues but on legal technicalities regarding filing. Hardly a way to build bridges to your investors!

Your letters raise a series of issues that I will address briefly in this letter and then provide subsequent documentation. In each of the four letters you send you state "The Company further believes that Walden is the true proponent of the Proposal" and that others are merely "nominal proponents." Not only is this an outrageous and insulting charge, it demonstrates that EMC is limited in the knowledge of how the shareholder resolution process works. I'm sure the Treasurer of the State of Connecticut and representatives of investment firms such as Friends, Ivory Simes; Calvert; Pax World Fund; Trinity Health Care; and Trillium Asset Management, among others, will be interested to know that although they have been involved in this work for decades, they are only "nominal proponents." In fact, each investor acts consistent with their own policies and procedures in filing a resolution. Cooperation between sponsors, whether it is CALPERS and TIAA – CREF working together at a meeting of the Council of Institutional Investors, or religious investors co-operating at an ICCR meeting, is no indication that their independent judgement is given to another investor. It is simply a case of cooperation, a point that the SEC has ruled in favor in the past.

We also take issue with your assertion that the Tides Foundation and the Funding Exchange, as the beneficial owners of EMC stock in their separate accounts, are not able to sponsor a shareholder resolution independently simply because they are clients of Walden Asset Management. In fact, foundations such as these are eager to blend their

mission and their investments. They come to firms like Walden to manage their funds because of their philosophy.

In short, as I'm sure your research into past practice and SEC rulings will confirm, being a client of a socially-concerned investment firm and co-operating with them in no way eliminates their right to act independently as an investor.

Regarding further proof of ownership, we believe the letters included with the filing letters of the Tides Foundation and the Walden/BBT Domestic Social Index Fund are responsive to the requirements set out by the SEC. In fact, they have never been challenged by other companies. However, we and our clients will be pleased to supply additional documentation which will be adequate for you and to any challenge you may send to the SEC.

Your claim that the filers did not comply with Rule 14a – 8 (b) regarding their intention to continue ownership through the 2,002 stockholder meeting is foolish. This is exactly what the filing letter says. However if you need additional letters for your files stating the proponents will do the obvious, i.e., comply with the SEC's rules, such an amended letter will be provided.

Finally, you state in each of these letters that unless the proponent "proves it is eligible to submit the Proposal" EMC will not include the proposal in its proxy materials." While you are free to follow the democratic process and file a brief with the SEC challenging the resolution and allowing the proponent to respond, you are not free to omit the resolution without the SEC's no action letter. As you'll remember from Professor Paul Neuhauser's correspondence of last year, such an action leaves EMC open to legal action, an alternative that is hardly in the best interestof the company. We look forward to further discussions on the substance of these issues.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Joseph Tucci - EMC
Polly Pearson - EMC
Professor Paul Neuhauser
Heidi Soumerai – Walden Asset Mgmt
Don Kirshbaum – State of Connecticut
Gordan Judd – Trinity Health
Ellen Gurzinsky – Funding Exchange
Shelley Alpern – Trillium Asset Mgmt
Elizabeth Elliot McGovern, - FIS
Anita Green – PaxWorld Fund
Laurie Michalowski - GBPUMC
Lauren Webster- Tides Foundation



SCHEDULE 9.5



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston


RECEIVED
NOV 26 2001
By Legal

November 21, 2001

Susan Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103

Re: Letter to Izetta Smith and proof of ownership for the Funding Exchange

Dear Susan:

I enclose proof of ownership for the Funding Exchange. Please note that these shares have record ownership in the name of Cede & Company.

Regarding your letter to Izetta Smith, we enclose an amended proof of ownership letter from Walden Asset Management confirming she has beneficial ownership of 125 shares. Walden is the custodian for these shares which are held in the street name Cede & Co.

With reference to the dollar value of those 125 shares, you are correct that EMC stock has fallen to the extent that these shares, at present, are worth less than $2,000. However, since Ms. Smith is co-filing the resolution with the State of Connecticut owner of over 700,000 shares and the cumultative share value of all the sponsors is over $2,000, her co-sponsorship is valid under the SEC rules. She is not filing a separate proposal but co-sponsoring a proposal filed by a number of investors. Thus you are not legally permitted to ignore her duly filed co-sponsorship.

If necessary, we will be pleased to explain this to the SEC Division of Corporate Finance should you feel the need to file a brief.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Professor Paul Neuhauser
Izetta Smith
Fred Humphrey – Funding Exchange

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 695-4150


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

November 5, 2001

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for **Izetta Smith**. We are writing to verify that the **Izetta Smith** currently owns **125 shares** of **EMC Corporation** (Cusip # 268648102). We confirm that the **Izetta Smith** has beneficial ownership of the voting securities of **EMC Corporation**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities and Exchange Act of 1934. Further, it is **Izetta Smith's** intent to hold these shares through the next annual meeting of **EMC Corporation.**

Sincerely,

Jane White
Portfolio Manager

Investing for social change since 1975

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 695-4150


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

November 15, 2001

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for Funding Exchange. We are writing to verify that Funding Exchange currently owns 2,200 shares of EMC Corporation (Cusip #268648102). We confirm that Funding Exchange has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of EMC Corporation , and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of EMC Corporation.

Sincerely,

Stephen Moody
Senior Vice President
Portfolio Manager

Investing for social change since 1975

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 695-4150



SCHEDULE 9.6



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 6, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Funding Exchange
666 Broadway
Suite 500
New York, NY 10012
Attn: Ms. Ellen Gurzinsky

Dear Mr. Smith and Ms. Gurzinsky:

Reference is hereby made to the letter dated November 28, 2001 (the "Walden Letter") from Walden Asset Management ("Walden") to EMC Corporation (the "Company" or "EMC"), including the written statement from Walden with respect to Funding Exchange ("Funding") attached thereto (the "Walden Statement"), the letter dated November 1, 2001 (the "Letter") from Funding to EMC, including the proposal attached thereto (the "Proposal"), and the letter dated November 13, 2001 (the "EMC Response Letter") from EMC to Walden and Funding responding to the Letter.

The Company hereby notifies you that, even after taking into account the Walden Letter and the Walden Statement, Funding has still failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Funding meets the Ownership Eligibility Requirement (as such term is defined in the EMC Response Letter) and has still failed to provide the requisite written statement regarding its intent to continue to own EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting").

The Walden Statement does not appear to satisfy the requirements of Rule 14a-8(b) (as more fully described in the EMC Response Letter). Our records are unable to confirm that Walden is the "record" holder of the shares of EMC stock purportedly owned by Funding (the "Shares") for purposes of Rule 14a-8(b). In the Walden Letter, Walden states that the Shares are held in the name of CEDE & Co. The Staff of the

Securities and Exchange Commission has indicated that a proponent is not required to obtain written verification of ownership from CEDE & Co. but rather, where CEDE & Co. acts as agent or nominee for a bank or broker, the proponent may submit written verification of ownership from such bank or broker. In such case, the bank or broker will be deemed to be the "record" holder of the securities held through CEDE & Co. for purposes of Rule 14a-8(b). Accordingly, any written statement verifying ownership for the purposes of Rule 14a-8(b) must be provided by CEDE & Co., as the actual "record" holder, or by such bank or broker for whom CEDE & Co. acts as agent or nominee, as the deemed "record" holder.

CEDE & Co. does not appear to be holding the Shares as the agent or nominee of Walden. Please confirm that Walden is the "record" holder of the Shares by providing the Company with a complete chain of documentation with appropriate confirmation by source, tracing the Shares from CEDE & Co., through each intermediary, including Walden, back to Funding. In the absence of such documentation confirming that Walden is the "record" holder of the Shares as described above, we believe that the Walden Statement fails to meet the requirements of Rule 14a-8(b) and that Funding has failed to prove that it meets the Ownership Eligibility Requirement. Notwithstanding the foregoing, the Walden Statement is as of November 28, 2001, and not November 1, 2001, the time Funding submitted the Proposal, as required by Rule 14a-8(b).

With respect to Funding's failure to provide the requisite written statement regarding its intent to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement, Walden, in its letter dated November 20, 2001 to EMC, on behalf of its clients, has stated that "if you need additional letters for your files stating the proponents will do the obvious, i.e., comply with the SEC's rules, such an amended letter will be provided." As noted in the EMC Response Letter and in our other letters responding to correspondence from Walden's other clients, the statements made by Walden's clients do not meet the technical requirements of, or the purpose behind, Rule 14a-8(b). The clients generally stated that they will remain stockholders or will continue to hold shares of EMC stock, or used words of similar effect; however, in each such case, the clients failed to state that they intend to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the 2002 Annual Meeting, a requirement designed to ensure that each stockholder submitting a proposal to a company has and will maintain more than a nominal interest in that company.

Accordingly, we hereby notify you again that Funding has failed to provide a written statement regarding its intent to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement as required under Rule 14a-8(b).

Lastly, pursuant to the requirements for eligibility to submit a proposal pursuant to Rule 14a-8 of Regulation 14A of the Exchange Act, and in accordance with the guidance of the Staff of the Securities and Exchange Commission, please confirm that the

nature of Funding's beneficial ownership will permit it to vote the Shares at the 2002 Annual Meeting.

Unless Funding proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Ms. Ellen Gurzinsky
(212) 529-5300
Funding Exchange
666 Broadway
Suite 500
New York, NY 10012

COD Return Address:
N/A

Date: 06DEC01
Track Number: 791724350301
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $6.46
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
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Tracking Number	791724350301
Reference Number	AC1006
Ship Date	12/06/2001
Delivered To	
Delivery Location	NEW YORK NY
Delivery Date/Time	12/07/2001 09:44
Signed For By	E.LLEN GURZINSKY
Service Type	Priority Letter

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Delivered NEW YORK NY	12/07/2001 09:44	No signature required - release waiver on file
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On FedEx vehicle for delivery NEW YORK NY	12/07/2001 08:31	
Arrived at FedEx Destination Location NEW YORK NY	12/07/2001 07:02	
Left FedEx Ramp EAST BOSTON MA	12/06/2001 23:12	
Arrived at FedEx Ramp EAST BOSTON MA	12/06/2001 21:01	
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SCHEDULE 10.4



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 29, 2001

VIA FACSIMILE

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

The Community Church of New York
Unitarian Universalist
40 East 35th Street
New York, NY 10016
Attn: Ms. Kay Aler-Maida

Dear Mr. Smith and Ms. Aler-Maida:

Reference is hereby made to the letters dated October 31, 2001 (the "October 31 Letter") and November 15, 2001 (the "November 15 Letter," and together with the October 31 Letter, the "Letters") from The Community Church of New York (the "Community Church") to EMC Corporation (the "Company" or "EMC"), including the proposal attached to the November 15 Letter (the "Proposal"). Pursuant to the Letters, you are requesting that the Proposal (and not the proposal attached to the October 31 Letter) be included in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letters, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that the Community Church is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals

submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that the Community Church has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that the Community Church is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, the Community Church must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 15, 2001 (the "Ownership Eligibility Requirement"). According to our records, the Community Church is not a registered holder of EMC securities so the Company cannot verify whether the Community Church meets the Ownership Eligibility Requirement. Because the Community Church is not the registered holder of the EMC securities it allegedly holds, the Community Church must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that the Community Church meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, the Community Church may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that the Community Church meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by the Community Church with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), the Community Church is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

The Community Church has submitted to the Company a written statement from Walden in its capacity as asset manager and custodian for the Community Church. Such written statement does not satisfy the requirements of Rule 14a-8(b)(2)(i) for two reasons. First, there is no indication in the written statement that Walden is the "record" holder of the EMC securities the Community Church allegedly holds and furthermore, according to our records, Walden is not a "record" holder of EMC securities. Second, Walden fails to confirm that the Community Church has continuously held the requisite shares of EMC stock for at least a year by the date of the submission of the Proposal because (i) Walden refers to shares held by the "Funding Exchange" and not the Community Church, and (ii) Walden's written confirmation of the number of shares of EMC stock held by the Community Church is as of October 25, 2001, and not the date of

the submission of the Proposal, as required by Rule 14a-8(b). Accordingly, Walden's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above.

The Community Church also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, the Community Church simply states that "[it] will continue to be an investor through the stockholder meeting." However, the Community Church could sell all but one share of its EMC stock and it would continue to be an investor in EMC. Thus, the Community Church's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above. Please note that Walden's statement regarding the Community Church's intent also does not comply with the specific requirements of Rule 14a-8(b) noted above.

In addition, the Company is not able to confirm timely receipt of the Proposal pursuant to Rule 14a-8(e). Please provide the Company with any evidence you may have of timely submission of the Letters (e.g., Federal Express tracking information) as soon as practicable in order that we may continue to properly consider the Proposal and any further correspondence that you may provide.

Unless the Community Church proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, any response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut JN

Susan I. Permut
Assistant General Counsel

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Company The Community Church of New York

Address Unitarian Universalist
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Tracking Number	825824011973
Reference Number	
Ship Date	11/29/2001
Delivered To	Recept/Frnt desk
Delivery Location	NEW YORK NY
Delivery Date/Time	11/30/2001 10:47
Signed For By	F.WALCOX
Service Type	Standard Letter

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Scan Activity	Date/Time	Comments
Delivered NEW YORK NY	11/30/2001 10:47	
On FedEx vehicle for delivery NEW YORK NY	11/30/2001 08:25	
Arrived at FedEx Destination Location NEW YORK NY	11/30/2001 06:47	
Left FedEx Ramp EAST BOSTON MA	11/29/2001 23:13	
Arrived at FedEx Ramp EAST BOSTON MA	11/29/2001 21:33	
Left FedEx Origin Location FRAMINGHAM MA	11/29/2001 20:54	
Picked up by FedEx FRAMINGHAM MA	11/29/2001 18:41	


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FedEx® Express USA Airbill FedEx Tracking Number 8258 2401 1962

0215 **Sender's Copy**

1 From *Please print and press hard.*

Date 11/29/01 Sender's FedEx Account Number 2457-1507-2

Sender's Name Susan I. Permut, Esq. Phone (508) 435-1000

Company EMC CORPORATION

Address 35 PARKWOOD DR FL 3 Dept./Floor/Suite/Room

City HOPKINTON State MA ZIP 01748

2 Your Internal Billing Reference A/C 12101 OPTIONAL
First 24 characters will appear on invoice.

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Recipient's Name Mr. Timothy Smith Phone (617) 695-5177

Company Walden Asset Management

Address 40 Court Street We cannot deliver to P.O. boxes or P.O. ZIP codes.
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0171032246

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402

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Tracking Number	825824011962
Reference Number	A/C 12101
Ship Date	11/29/2001
Delivered To	Recept/Frnt desk
Delivery Location	BOSTON MA
Delivery Date/Time	11/30/2001 10:49
Signed For By	B.BONEN
Service Type	Standard Letter

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Left FedEx Ramp EAST BOSTON MA	11/30/2001 08:43	
Arrived at FedEx Destination Location SOUTH BOSTON MA	11/30/2001 06:34	
Left FedEx Origin Location FRAMINGHAM MA	11/29/2001 20:54	
Arrived at FedEx Ramp EAST BOSTON MA	11/29/2001 20:53	
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SCHEDULE 10.5



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 6, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

The Community Church of New York
Unitarian Universalist
40 East 35th Street
New York, NY 10016
Attn: Ms. Kay Aler-Maida

Dear Mr. Smith and Ms. Aler-Maida:

Reference is hereby made to the letter dated November 28, 2001 (the "Walden Letter") from Walden Asset Management ("Walden") to EMC Corporation (the "Company" or "EMC"), including the written statement from Walden with respect to The Community Church of New York (the "Community Church") attached thereto (the "Walden Statement"), the letters dated October 31, 2001 (the "October 31 Letter") and November 15, 2001 (the "November 15 Letter," and together with the October 31 Letter, the "Letters") from the Community Church to EMC, including the proposal attached to the November 15 Letter (the "Proposal"), and the letter dated November 29, 2001 (the "EMC Response Letter") from EMC to Walden and the Community Church responding to the Letters.

In the EMC Response Letter (which was sent prior to our receipt of the Walden Letter), we noted that, among other things, the Community Church had failed to prove it meets the Ownership Eligibility Requirement (as such term is defined in the EMC Response Letter) in accordance with Rule 14a-8(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that it had also failed to provide a written statement that complies with Rule 14a-8(b) regarding the Community Church's intent to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting").

The Company hereby notifies you that, even after taking into account the Walden Letter and the Walden Statement, the Community Church has still failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that the Community Church meets the Ownership Eligibility Requirement and has still failed to provide the requisite written statement regarding its intent to continue to own EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

The Walden Statement does not appear to satisfy the requirements of Rule 14a-8(b) (as more fully described in the EMC Response Letter). As noted in the EMC Response Letter, our records are unable to confirm that Walden is the "record" holder of the shares of EMC stock purportedly owned by the Community Church (the "Shares") for purposes of Rule 14a-8(b). In the Walden Letter, Walden states that the Shares are held in the name of CEDE & Co. The Staff of the Securities and Exchange Commission has indicated that a proponent is not required to obtain written verification of ownership from CEDE & Co. but rather, where CEDE & Co. acts as agent or nominee for a bank or broker, the proponent may submit written verification of ownership from such bank or broker. In such case, the bank or broker will be deemed to be the "record" holder of the securities held through CEDE & Co. for purposes of Rule 14a-8(b). Accordingly, any written statement verifying ownership for the purposes of Rule 14a-8(b) must be provided by CEDE & Co., as the actual "record" holder, or by such bank or broker for whom CEDE & Co. acts as agent or nominee, as the deemed "record" holder.

CEDE & Co. does not appear to be holding the Shares as the agent or nominee of Walden. Please confirm that Walden is the "record" holder of the Shares by providing the Company with a complete chain of documentation with appropriate confirmation by source, tracing the Shares from CEDE & Co., through each intermediary, including Walden, back to the Community Church. In the absence of such documentation confirming that Walden is the "record" holder of the Shares as described above, we believe that the Walden Statement fails to meet the requirements of Rule 14a-8(b) and that the Community Church has failed to prove that it meets the Ownership Eligibility Requirement. Notwithstanding the foregoing, as noted in the EMC Response Letter, the Walden Statement is as of November 28, 2001, and not October 31, 2001, the time the Community Church submitted the Proposal, as required by Rule 14a-8(b).

With respect to the Community Church's failure to provide the requisite written statement regarding its intent to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement, Walden, in its letter dated November 20, 2001 to EMC, on behalf of its clients, has stated that "if you need additional letters for your files stating the proponents will do the obvious, i.e., comply with the SEC's rules, such an amended letter will be provided." As noted in the EMC Response Letter and in our other letters responding to correspondence from Walden's other clients, the statements made by Walden's clients do not meet the technical requirements of, or the purpose behind, Rule

14a-8(b). The clients generally stated that they will remain stockholders or will continue to hold shares of EMC stock, or used words of similar effect; however, in each such case, the clients failed to state that they intend to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the 2002 Annual Meeting, a requirement designed to ensure that each stockholder submitting a proposal to a company has and will maintain more than a nominal interest in that company.

Accordingly, we hereby notify you again that the Community Church has failed to provide a written statement regarding its intent to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement as required under Rule 14a-8(b).

Lastly, pursuant to the requirements for eligibility to submit a proposal pursuant to Rule 14a-8 of Regulation 14A of the Exchange Act, and in accordance with the guidance of the Staff of the Securities and Exchange Commission, please confirm that the nature of the Community Church's beneficial ownership will permit it to vote the Shares at the 2002 Annual Meeting.

Unless the Community Church proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Ms. Kay Aler-Maida
(212) 683-4988
The Community Church of New York
40 East 35th Street
New York, NY 10016

COD Return Address:
N/A

Date: 06DEC01
Track Number: 790237622251
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $6.46
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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Tracking Number	790237622251
Reference Number	AC1006
Ship Date	12/06/2001
Delivered To	Recept/Frnt desk
Delivery Location	NEW YORK NY
Delivery Date/Time	12/07/2001 08:41
Signed For By	A.TAYLOR
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SCHEDULE 10.6



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston


RECEIVED
DEC 12 2001
By

Ms. Susan Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9143

December 6, 2001

Dear Susan:

I am responding to your November 29th letter to Kay Adler-Maida, of the Community Church of New York and myself.

This letter, as others you have sent, repeats the same baseless charge that the Community Church is a "nominal proponent". As I have stated in previous letters, being a client of Walden Asset Management does not make the Community Church of New York a "nominal proponent". They have standing to file a resolution just as any other investor does.

There is no precedent under the SEC regulations to disillusion an investor in EMC from sponsoring a resolution simply because their money manager is also a sponsor. Regarding the proof of ownership point. I enclose the copy of the November 28th letter sent by Stefanie Haug of Walden with the amended proof of ownership for the Community Church of New York.

This letter confirms the ownership of EMC shares which are held in a street name and have been held for at least a year.

Your comment about the "timely receipt of the proposal" asking for the filer to provide evidence of its timely submission is especially ironic in that EMC has a record of losing or misplacing shareholder resolutions.

This year EMC told the State of Connecticut when they first called about their resolution, that you couldn't find it. One would expect that EMC had improved its administrative procedures for dealing with legal documents after the fracas of last year.

Are you alleging that the Community Church of New York resolution was received after the filing date? If so, what is your evidence?

As you have heard from other filers, we would be glad to talk to the company about the substance of this resolution at any time. The issue of Board diversity deserves serious discussion. We are both wasting time on legal minutiae rather than the real issues.

Sincerely,

Timothy Smith

Senior Vice President



SCHEDULE 9.7

Dana - fyi.

Heather - copy for file.

-----Original Message-----
From: Fred Humphrey [mailto:fred.humphrey@fex.org]
Sent: Thursday, December 13, 2001 2:10 PM
To: permut_susan@emc.com
Cc: Timothy Smith
Subject: Re:Your letter of December 6, 2001

To: Susan Permut

From: Fred Humphrey

Thank you for your letter of Dec 6 . I have asked our money manager, Walden Asset Management, to respond to the details of your letter but I wanted to clarify a few points on behalf of The Funding Exchange .

We see being a responsible investor as part of our mission . As such, we have policies about our investments that bind any of our money managers. Part of our policy is being an active investor working to have our voice heard as a shareholder. It is in this spirit that we filed this resolution on Board Diversity in support of the State of Connecticut.

I also wish to confirm that the Funding Exchange will continue to hold the requisite number of EMC shares as required by SEC regulations through the 2002 EMC stockholder meeting (at least $2,000 worth). These are shares that are able to be voted at the EMC stockholder meeting.

I trust this is responsive to your concerns.



SCHEDULE 9.8



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

December 17, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

On December 10th I received a FedEx Priority Overnight package which included copies of a series of letters from you dated December 7th. Included was a letter to The Funding Exchange.

In this letter you challenged the proof of ownership provided.

As set forth in our letters The Funding Exchange has proven their eligibility to file a shareholder resolution in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

Rule 14a-8(b)(2) establishes that to prove eligibility shareholders can provide a company with "a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." Walden/United States Trust Company of Boston, a Massachusetts chartered bank and trust Company, has provided such documentation in its capacity as custodian for The Funding Exchange. Although CEDE & Co. is the actual holder of record of the EMC shares in question, the staff of the Securities and Exchange Commission (SEC) has recognized that CEDE & Co. acts solely as an agent for the bank or broker and is not required to even be mentioned in proof of ownership documentation. This can be confirmed by reviewing SEC staff interpretations set forth in numerous no-action letters on this matter.

I know you are familiar with the above. We believe the intent of the rule is absolutely clear - that a letter of confirmation of ownership from one's broker or bank is responsive to SEC rules.

Nonetheless, in an effort to show our good faith, we are providing herewith, supplementary information that goes well beyond that which is required by SEC rules. Attached, as an Exhibit is a "POSITION/TAXLOT DETAIL" report. The report traces The Funding Exchange's history of ownership of EMC stock for The Funding Exchange, including all purchases and sales.

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 227-3664

To reiterate, we believe The Funding Exchange has provided the necessary documentation attesting to its eligibility to file the shareholder resolution with EMC. If for any reason you deem this documentation to be insufficient, you must tell us with *specificity* what you believe is satisfactory documentation. Certainly, you are free to go to the SEC for interpretive advice on this matter, allowing the attorney for the sponsors to respond.

Further, we restate for the record, that The Funding Exchange will hold at least the requisite number of shares through the 2002 general annual meeting of EMC, according to SEC rules.

Given the multitude of challenges put forth by EMC to other filers on numerous issues, and in light of the "misplacement" of our proxy resolution last year, we are increasingly concerned that EMC lacks commitment to its shareowners and does not intend to proceed in good faith.

Let us turn to the specific issues raised.

The Funding Exchange has confirmed that they intend to own shares satisfying the Ownership Eligibility Requirement through 2002 EMC AGM. An addiitonal letter from the custodian is enclosed confirming the shares were held on the date of the filing letter, November 1st.

Your Funding Exchange letter referers to the "Walden Statement of November 28th", however, the proof of ownership letter signed by Stephen Moody is dated November 15th and states The Funding Exchange will continue to own greater than $2,000.00 in EMC shares through the 2002 AGM.

Let me conclude by stating as other sponsors have, that we are perplexed by EMC's combative approach to these initiatives and refusal to talk about the real issues in the resolutions.

We stand ready to talk about these issues as I'm sure the other sponsors do.

Sincerely,

Timothy Smith
Senior Vice President

c.c. Ellen Gurzinsky and Fred Humphrey, The Funding Exchange


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

December 12, 2001

To: Susan Permut

Consistent with your letters requesting additional information on the Funding Exchange Holdings in EMC, Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for the Funding Exchange. We are writing to verify that the Funding Exchange currently owns 2,200 shares of EMC Corporation (Cusip # 268648102) and held those shares on the date of their resolution filing letter (November 1st). These shares are entitled to be voted at the 2002 stockholder meeting by Funding Exchange.

We confirm that the Funding Exchange has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of EMC Corporation, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities and Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of EMC Corporation. These are shares able to be voted at the EMC 2002 AGM.

Sincerely,

Stephen Moody
Senior Vice President
Portfolio Manager

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 227-3664

POSITION/TAXLOT DETAIL PRICED AS OF:12/07/01

1-04371 ¬FUNDING EXCHANGE POOLED FUND CASH BASIS

COMMAND ===>

EMC : EMC CORPORATION TAXABLE TO FEDERAL AND STATE

CUSIP: 268648102 ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
700.0000	22,627.89	12,019.00	17,288.70	0
	-10,608.89	-5,269.70	17,288.70	0

LOT #	P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A
215412	1	200.0000	12,706.75	04/12/2000		11	F	N	Y	P
		SOLD: 11/01/2000	12,706.75	04/17/2000		44	F		P	
236877	1	100.0000	2,556.60	02/26/1999		11	F	N	Y	P
		SOLD: 11/01/2000	2,556.60	03/03/1999		44	F		P	
166424	1	300.0000	7,501.83	02/26/1999	-2,351	11	F	N	Y	P
			7,501.83	03/03/1999		44	F		P	
172370	1	400.0000	9,786.87	04/19/1999	-2,919	11	F	N	Y	P
			9,786.87	04/22/1999		44	F		P	

SCHEDULE 10:
Community Church of New York

SCHEDULE 10.1

THE COMMUNITY CHURCH OF NEW YORK

UNITARIAN UNIVERSALIST
40 East 35th Street, New York, N.Y. 10016
Telephone (212) 683-4988
Fax (212) 683-4998



October 31, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut:

The **Community Church of New York** holds **3,900 shares of EMC Corporation** stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that their companies are doing all that they can to act responsibly in their operations globally. The issue of corporate governance related to board diversity is a major concern for us.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Community Church of New York is the beneficial owner, as defined in Rule 13d-3 of the Securities Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and have provided verification of our ownership position in this mailing. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us on correspondence related to this matter. Tim Smith at Walden Asset Management, is serving as the primary contact for us and can be reached by phone at (617) 695-5177, by fax at (617) 227-2696, or by e-mail at Tsmith@ustrustboston.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Kay Aler-Maida
Administrator

Encl. Resolution Text
CC: Tim Smith, SVP, Walden Asset Management

"Knowing not sect, class, nation or race, welcomes each to the service of all."

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

October 25, 2001

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for the **Community Church of New York**. We are writing to verify that the Funding Exchange currently owns **3,900 shares of EMC Corporation** (Cusip # 268648102). We confirm that the Funding Exchange has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **EMC Corporation**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities and Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **EMC Corporation.**

Sincerely,

Stephen Moody
Senior Vice President
Portfolio Manager

SCHEDULE 10.2

THE COMMUNITY CHURCH OF NEW YORK

UNITARIAN UNIVERSALIST
40 East 35th Street, New York, N.Y. 10016
Telephone (212) 683-4988
Fax (212) 683-4998



Mossaye Marans - Sculptor

"Swords into Plowshares"
Isaiah 2:4

November 15, 2001



Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

You have received already a copy of a resolution that we are filing to request EMC to take the necessary steps to nominate candidates for Director in order to ensure a truly diverse Board of Directors.

We noticed one typo in the resolution and enclose an amended version. We ask that you use the text of the attached resolution as it has one very slight modification to the resolution that we submitted earlier along with a verification letter showing our proof of ownership.

To reiterate, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the number of shares stated in our original filing letter. We have been a shareholder for more than one year and have provided verification of our ownership position to you in our previous mailing. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us on correspondence related to this matter. Tim Smith at Walden Asset Management, is serving as the primary contact for us and can be reached by phone at (617) 695-5177, by fax at (617) 227-2696, or by e-mail at Tsmith@ustrustboston.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Kay Aler-Maida, Administrator

Encl. Resolution Text

"Knowing not sect, class, nation or race, welcomes each to the service of all."

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

SCHEDULE 10.3


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston


RECEIVED
NOV 30 2001
By Legal

November 28, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Susan,

I enclose amended proof of ownership letters for the Community Church of New York and for the Sisters of St. Joseph of Brighton. You should already be in receipt of their filing letters and resolutions, which were filed in full compliance with SEC rules.

The two letters are from Walden Asset Management confirming that the Community Church of New York and for the Sisters of St. Joseph of Brighton have beneficial ownership of their EMC stock. As Tim Smith indicated in his letter of November 27th, the shares of many institutional investors are held in a street name, which will appear on your books. In the case of these clients, the shares are held in the name of Cede and Co. However, as you may know from conversations with the SEC, proof of ownership certification provided by the custodian is deemed adequate.

Sincerely,

Stefanie Haug
Socially Responsive Investment Officer

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

November 28, 2001

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for the **Community Church of New York**. We are writing to verify that the **Community Church of New York** currently owns **3,900 shares** of **EMC Corporation** (Cusip # 268648102). We confirm that the **Community Church of New York** has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **EMC Corporation**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities and Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **EMC Corporation.**

Sincerely,

Stephen Moody
Senior Vice President
Portfolio Manager

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664



SCHEDULE 10.7

Ng, Dana

From: Permut, Susan
Sent: Thursday, December 13, 2001 1:58 PM
To: Sullivan, Heather
Cc: Ng, Dana
Subject: FW: stockholder status

H - for file
Dana - fyi.

-----Original Message-----
From: Kay Aler-Maida [mailto:kalermaida@ccny.org]
Sent: Thursday, December 13, 2001 2:02 PM
To: permut_susan@emc.com
Cc: TSmith@USTrustBoston.com
Subject: stockholder status

To: Susan Permut

From: Kay Aler-Maida
Community Church of New York

Thank you for your letter of November 29th. I have asked our money manager, Walden Asset Management, to respond to the details of your letter but I wanted to clarify a few points on behalf of our Church.

We see being a responsible investor as part of the mission of our Church. As such, we have policies about our investments that bind any of our money managers. Part of our policy is being an active investor working to have our voice as a shareholder heard. It is in this spirit that we filed this resolution on Board Diversity in support of the State of Connecticut.

I also wish to confirm that the Community Church of New York will continue to hold the requisite number of EMC shares as required by SEC regulations through the 2002 EMC stockholder meeting.

I trust this is responsive to your concerns.

Kay Aler-Maida
Community Church of New York
40 East 35 Street, New York, NY 10016

kalermaida@ccny.org
212/683-4988 Ext 19 212/683-4998 fax

---copy-WALDEN ASSET MANAGEMENT



SCHEDULE 10.8


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston


RECEIVED
DEC 18 2001
By Legal

December 17, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

On December 10th I received a FedEx Priority Overnight package which included copies of a series of letters from you dated December 7th. Included was a letter to Community Church of New York.

In this letter you challenged the proof of ownership provided.

As set forth in our letters the Community Church of New York has proven their eligibility to file a shareholder resolution in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

Rule 14a-8(b)(2) establishes that to prove eligibility shareholders can provide a company with "a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." Walden/United States Trust Company of Boston, a Massachusetts chartered bank and trust Company, has provided such documentation in its capacity as custodian for the Community Church of New York. Although CEDE & Co. is the actual holder of record of the EMC shares in question, the staff of the Securities and Exchange Commission (SEC) has recognized that CEDE & Co. acts solely as an agent for the bank or broker and is not required to even be mentioned in proof of ownership documentation. This can be confirmed by reviewing SEC staff interpretations set forth in numerous no-action letters on this matter.

I know you are familiar with the above. We believe the intent of the rule is absolutely clear - that a letter of confirmation of ownership from one's broker or bank is responsive to SEC rules.

Nonetheless, in an effort to show our good faith, we are providing herewith, supplementary information that goes well beyond that which is required by SEC rules. Attached, as an Exhibit is a "POSITION/TAXLOT DETAIL" report. The report traces The Community Church of New York's history of ownership of EMC stock for the Community Church of New York, including all purchases and sales.

Investing for social change since 1975

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 227-3664

To reiterate, we believe the Community Church of New York has provided the necessary documentation attesting to its eligibility to file the shareholder resolution with EMC. If for any reason you deem this documentation to be insufficient, you must tell us with *specificity* what you believe is satisfactory documentation. Certainly, you are free to go to the SEC for interpretive advice on this matter, allowing the attorney for the sponsors to respond.

Further, we restate for the record, that the Community Church of New York will hold at least the requisite number of shares through the 2002 general annual meeting of EMC, according to SEC rules.

Given the multitude of challenges put forth by EMC to other filers on numerous issues, and in light of the "misplacement" of our proxy resolution last year, we are increasingly concerned that EMC lacks commitment to its shareowners and does not intend to proceed in good faith.

Let us turn to the specific issues raised.

In your letter to the Community Church of New York, you stated that no letter confirming the Church's intent to continue to hold over $2,000 shares through the 2002 EMC AGM was provided. This not correct.

Nevertheless, the Church has reconfirmed this to you in an e-mail.

Let me conclude by stating as other sponsors have, that we are perplexed by EMC's combative approach to these initiatives and refusal to talk about the real issues in the resolutions.

We stand ready to talk about these issues as I'm sure the other sponsors do.

Sincerely,

Timothy Smith
Senior Vice President

c.c. Kay Aler-Maida, Community Church of New York

POSITION/TAXLOT DETAIL PRICED AS OF:12/07/01

1-05453 THE-COMMUNITY CHURCH OF NEW YORK CASH BASIS

COMMAND ===>

EMC : EMC CORPORATION TAXABLE TO FEDERAL AND STATE

CUSIP: 268648102 ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
800.0000	10,448.60	13,736.00	10,448.60	0
	3,287.40	3,287.40	10,448.60	0

LOT # P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A
9670 1	800.0000	10,448.60	09/24/2001	3,287	11	F	N	Y	P
		10,448.60	09/27/2001		44	F		P	

POSITION/TAXLOT DETAIL PRICED AS OF:12/07/01
1-05601 ¬COMMUNITY CHURCH-ETHELWYN DOOLITTLE CASH BASIS
COMMAND ===>

EMC : EMC CORPORATION TAXABLE TO FEDERAL AND STATE

CUSIP: 268648102 ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
300.0000	4,797.61	5,151.00	3,636.90	0
	353.39	1,514.10	3,636.90	0

LOT #	P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A
23487	1	100.0000	2,759.92	03/10/1999		11	F	N	Y	F
SOLD: 11/27/2001			2,759.92	09/21/1999		44	F		P	
26286	1	300.0000	3,636.90	09/24/2001	1,514	11	F	N	Y	P
			3,636.90	09/27/2001		44	F		P	

UNITED STATES TRUST COMPANY | POSITION/TAXLOT DETAIL | PRICED AS OF:12/07/01 | ADMIN PG 1 12/10/01 10:24

1-03625 ¬COMMUNITY CHURCH OF NEW YORK/UST | CASH BASIS

EMC : EMC CORPORATION | TAXABLE TO FEDERAL AND STATE

CUSIP: 268648102 ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
2,800.0000	42,331.55	48,076.00	38,587.28	0
	5,744.45	9,488.72	38,587.28	0

LOT # P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A	ORIGINAL COST	ACCRUED INT PURCH / ACCRUED INT SOLD	CSD PURCH / CSD SOLD
21772 1	100.0000	2,821.73	03/10/1999		11	F	N	Y	P	2,821.73	0.00	03/15/99
SOLD: 07/11/2000		2,821.73	03/15/1999		44	F		P			0.00	07/14/00
21801 1	100.0000	2,821.73	03/10/1999		11	F	N	Y	P	2,821.73	0.00	03/15/99
SOLD: 09/01/2000		2,821.73	03/15/1999		44	F		P			0.00	09/07/00
21809 1	200.0000	5,643.45	03/10/1999		11	F	N	Y	P	5,643.45	0.00	03/15/99
SOLD: 09/19/2000		5,643.45	03/15/1999		44	F		P			0.00	09/22/00
21825 1	100.0000	2,821.73	03/10/1999		11	F	N	Y	P	2,821.73	0.00	03/15/99
SOLD: 10/10/2000		2,821.73	03/15/1999		44	F		P			0.00	10/13/00
21827 1	100.0000	2,821.73	03/10/1999		11	F	N	Y	P	2,821.73	0.00	03/15/99
SOLD: 10/11/2000		2,821.73	03/15/1999		44	F		P			-0.00	10/16/00
27186 1	300.0000	8,279.79	03/10/1999		11	F	N	Y	P	8,465.18	0.00	03/15/99
SOLD: 11/27/2001		8,279.79	03/15/1999		44	F		P			0.00	11/30/01
21421 1	300.0000	8,279.79	03/10/1999	-3,129	11	F	N	Y	P	8,465.17	0.00	03/15/99
		8,279.79	03/15/1999		44	F		P				
26275 1	2,500.0000	30,307.49	09/24/2001	12,618	11	F	N	Y	P	30,307.49	0.00	09/27/01
		30,307.49	09/27/2001		44	F		P				

SCHEDULE 11:
Unitarian Universalist Association of Congregations

SCHEDULE 11.1

Unitarian Universalist Association of Congregations



25 Beacon Street, Boston, Massachusetts 02108. USA
(617) 742-2100 FAX (617) 367-3237
http://www.uua.org

Jerry Gabert
Treasurer and Vice President of Finance


RECEIVED
NOV 26 2001
By Legal

November 17, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut:

The Unitarian Universalist Association of Congregations holds 58,600 shares of EMC Corporation stock. We are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 as a co-filer along with Walden Asset Management and the Tides Foundation resolution filing.

We believe that companies with a commitment to their customers, employees, communities and the environment will prosper long-term. Among their top social objectives will be to embrace diversity and have the conviction to be and to act responsibly. The issue of corporate governance is a major concern and the composition of our Board of Directors should reflect this diversity as an essential element for long term growth and business success.

The Unitarian Universalist Association is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the shares. We have been a shareholder for more than one year and have requested that our investment manager provide verification of our ownership. We expect to continue to be an investor through the stockholder meeting.

Respectfully submitted,

Jerry Gabert
Treasurer and Vice President of Finance

Encl. Resolution Text
CC: Tim Smith, SVP, Walden Asset Management



EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

SCHEDULE 11.2



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 10, 2001

VIA FEDERAL EXPRESS

Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108
Attn: Mr. Jerry Gabert

Dear Mr. Gabert:

Reference is hereby made to the letter dated November 17, 2001 (the "Letter") from the Unitarian Universalist Association of Congregations (the "UUAC") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal"). The Company received the Letter at its principal executive offices on or about November 21, 2001.

The Company hereby notifies you that the UUAC has failed to submit the Proposal to EMC in a timely manner as required under Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 14a-8(e), a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. In addition, the Staff of the Securities and Exchange Commission has indicated that when such date falls on a non-business day, the shareholder proposal must be received at the company's principal executive offices on the last business day preceding such date. Based on the foregoing, the Proposal must have been received at the Company's principal executive offices by November 16, 2001. As noted above, the Company received the Letter on or about November 21, 2001, after the November 16, 2001 deadline. In fact, the date of the Letter is November 17, 2001, after the November 16, 2001 deadline.

Because the UUAC failed to submit the Proposal in a timely manner, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting of Stockholders of the Company.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the

Company. This letter does not waive the Company's right to either object to the inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

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Tracking Number	825824332156
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Ship Date	12/10/2001
Delivered To	Recept/Frnt desk
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SCHEDULE 11.3

Oppenheimer Capital

December 17, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Council
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103



Dear Mr. Tucci and Ms. Permut:

The Unitarian Universalist Association (UUA) are beneficial holders of record of EMC Corporation. These shares have been held consistently since April 6, 2001. The UUA will maintain the appropriate number of shares in accordance with the Security and Exchange Commission regulations at least until the next annual meeting.

Thank you.

Sincerely,

Jennifer Klein Anderson
Assistant Vice President

Cc: Jerry Gabert, Unitarian Universalist Association

1345 Avenue of the Americas
New York, NY 10105-4800
Phone 212 739-3300
Fax 212 739-3901

Allianz Group

<u>SCHEDULE 12</u>:
Izetta Smith



SCHEDULE 12.1

Izetta Smith
C/O Laurie McClain
132 E. Broadway, Suite 501
Eugene, OR 97401


RECEIVED
NOV - 7 2001
By

November 5, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut:

As an owner of 125 **shares** of **EMC Corporation** stock, I am writing to join with other shareholders who have filed a shareholder resolution with the company. My investment manager, Walden Asset Management, is the lead filer and primary contact with regard to this resolution. I share Walden's belief that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to act responsibly in their operations globally.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Act of 1934, of the above mentioned number of shares. I have been a shareholder for more than one year and have provided verification of my ownership position in this mailing. I will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us on correspondence related to this matter. Tim Smith at Walden Asset Management, is serving as the primary contact for us and can be reached by phone at (617) 695-5177, by fax at (617) 227-2696, or by e-mail at Tsmith@ustrustboston.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Izetta Smith

Encl. Resolution Text
CC: Tim Smith, SVP, Walden Asset Management

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

November 5, 2001

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for **Izetta Smith**. We are writing to verify that the **Izetta Smith** currently owns **125 shares of EMC Corporation** (Cusip # 268648102). We confirm that the **Izetta Smith** has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **EMC Corporation**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities and Exchange Act of 1934. Further, it is **Izetta Smith's** intent to hold greater than $2,000 in market value through the next annual meeting of **EMC Corporation.**

Sincerely,

Stephen Moody
Senior Vice President
Portfolio Manager

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664



SCHEDULE 12.2


EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 19, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Ms. Izetta Smith
c/o Ms. Laurie McClain
132 E. Broadway
Suite 501
Eugene, OR 97401

Dear Mr. Smith and Ms. Smith:

Reference is hereby made to the letter dated November 5, 2001 (the "Letter") from Izetta Smith to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

The Company hereby notifies you that Ms. Smith has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Ms. Smith is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting"). In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Ms. Smith must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 5, 2001 (the "Ownership Eligibility Requirement"). According to our records, Ms. Smith is not a registered holder of EMC securities so the Company cannot verify whether she meets the Ownership Eligibility Requirement. Because Ms. Smith is not the registered holder of the EMC securities she allegedly holds, Ms. Smith must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that she meets the Ownership Eligibility

Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Ms. Smith may prove that she meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of her EMC securities (usually a broker or bank) verifying that Ms. Smith meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Ms. Smith with the Securities Exchange Commission reflecting her ownership of EMC securities.

In the Letter, Ms. Smith alleges that she holds 125 shares of EMC common stock. Ms. Smith submitted a written statement from Walden Asset Management ("Walden") with the Letter. Walden verifies that Ms. Smith owns 125 shares of EMC common stock and further confirms that Ms. Smith has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of EMC, and that beneficial ownership has existed for one or more years. Walden's confirmation, however, is incorrect. Ms. Smith's 125 shares of EMC common stock neither (1) constitute at least 1% of EMC's outstanding shares of common stock (as of September 30, 2001, EMC had 2,215,564,720 shares outstanding) nor (2) have a market value of at least $2,000 (the maximum value of the shares, using the highest sale price of EMC common stock during the 60 calendar days before November 5, 2001 in accordance with the rules and regulations of the Securities Exchange Commission, is $1,912.50). Accordingly, even if Ms. Smith does hold 125 shares of EMC common stock, she does not meet the Ownership Eligibility Requirement.

Notwithstanding the foregoing, Walden's written statement is not only incorrect, but it also does not comply with Rule 14a-8. According to the Company's records, Walden is not a "record" holder of EMC securities and because it is not a "record" holder, its written statement included with the Letter does not comply with the specific requirements of Rule 14a-8(b) noted above.

Because Ms. Smith is not eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan I. Permut
Assistant General Counsel

FedEx. USA Airbill Express

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Sender's Name Susan I. Permut, Esq.   Phone (508) 435-1000

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City HOPKINTON   State MA   ZIP 01748

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Company c/o: Ms. Laurie McClain

Address 132 E. Broadway
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Tracking Number	825824011734
Reference Number	
Ship Date	11/19/2001
Delivered To	
Delivery Location	EUGENE OR
Delivery Date/Time	11/20/2001 10:24
Signed For By	S.HILL
Service Type	Priority Letter

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Delivered EUGENE OR	11/20/2001 10:24	

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FedEx Ship
Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 19NOV01
Track Number: 792466833969
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.99
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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For complete terms and conditions see the FedEx Ship License

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Tracking Number	792466833969
Reference Number	AC1006
Ship Date	11/19/2001
Delivered To	
Delivery Location	BOSTON MA
Delivery Date/Time	11/20/2001 09:32
Signed For By	M.O BRIEN
Service Type	Priority Letter

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Delivered BOSTON MA	11/20/2001 09:32	

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SCHEDULE 12.4



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 6, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Ms. Izetta Smith
c/o Ms. Laurie McClain
132 E. Broadway
Suite 501
Eugene, OR 97401

Dear Mr. Smith and Ms. Smith:

Reference is hereby made to the letter dated November 28, 2001 (the "Walden Letter") from Walden Asset Management ("Walden") to EMC Corporation (the "Company" or "EMC"), including the written statement from Walden with respect to Izetta Smith attached thereto (the "Walden Statement"), the letter dated November 5, 2001 (the "Letter") from Ms. Smith to EMC, including the proposal attached thereto (the "Proposal"), and the letter dated November 19, 2001 (the "EMC Response Letter") from EMC to Walden and Ms. Smith responding to the Letter.

In the EMC Response Letter, we noted that, among other things, Ms. Smith had failed to prove she meets the Ownership Eligibility Requirement (as such term is defined in the EMC Response Letter) in accordance with Rule 14a-8(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company hereby notifies you that, even after taking into account the Walden Letter and the Walden Statement, Ms. Smith has still failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Ms. Smith meets the Ownership Eligibility Requirement.

The Walden Statement does not appear to satisfy the requirements of Rule 14a-8(b) (as more fully described in the EMC Response Letter). As noted in the EMC Response Letter, our records are unable to confirm that Walden is the "record" holder of the shares of EMC stock purportedly owned by Ms. Smith (the "Shares") for purposes of Rule 14a-8(b). In the Walden Letter, Walden states that the Shares are held in the name

of CEDE & Co. The Staff of the Securities and Exchange Commission has indicated that a proponent is not required to obtain written verification of ownership from CEDE & Co. but rather, where CEDE & Co. acts as agent or nominee for a bank or broker, the proponent may submit written verification of ownership from such bank or broker. In such case, the bank or broker will be deemed to be the "record" holder of the securities held through CEDE & Co. for purposes of Rule 14a-8(b). Accordingly, any written statement verifying ownership for the purposes of Rule 14a-8(b) must be provided by CEDE & Co., as the actual "record" holder, or by such bank or broker for whom CEDE & Co. acts as agent or nominee, as the deemed "record" holder.

CEDE & Co. does not appear to be holding the Shares as the agent or nominee of Walden. Please confirm that Walden is the "record" holder of the Shares by providing the Company with a complete chain of documentation with appropriate confirmation by source, tracing the Shares from CEDE & Co., through each intermediary, including Walden, back to Ms. Smith. In the absence of such documentation confirming that Walden is the "record" holder of the Shares as described above, we believe that the Walden Statement fails to meet the requirements of Rule 14a-8(b) and that Ms. Smith has failed to prove that she meets the Ownership Eligibility Requirement.

Lastly, pursuant to the requirements for eligibility to submit a proposal pursuant to Rule 14a-8 of Regulation 14A of the Exchange Act, and in accordance with the guidance of the Staff of the Securities and Exchange Commission, please confirm that the nature of Ms. Smith's beneficial ownership will permit her to vote the Shares at the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting").

Unless Ms. Smith proves that she is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Ms. Izetta Smith
(508) 293-7717
c/o: Ms. Laurie McClain
132 E. Broadway
Suite 501
Eugene, OR 97401

COD Return Address:
N/A

Date: 06DEC01
Track Number: 791724358276
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $0
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment. You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by ref for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carri (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, loca authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other persor any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested. You hereby instruct FedEx, where permitted by law to complete, correct or replace documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or requir information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to, 13 U.S.C. § 305: U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated National published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon th limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

/30315








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Tracking Number	791724358276
Reference Number	AC1006
Ship Date	12/06/2001
Delivered To	Recept/Fmt desk
Delivery Location	EUGENE OR
Delivery Date/Time	12/07/2001 10:14
Signed For By	S.HILL
Service Type	Priority Letter

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Scan Activity	Date/Time	Comments
Delivered SPRINGFIELD OR	12/07/2001 10:14	
On FedEx vehicle for delivery SPRINGFIELD OR	12/07/2001 08:55	
Arrived at FedEx Destination Location SPRINGFIELD OR	12/07/2001 08:29	
Left FedEx Ramp PORTLAND OR	12/07/2001 06:42	
Arrived at FedEx Ramp PORTLAND OR	12/07/2001 05:48	
Left FedEx Sort Facility MEMPHIS TN	12/07/2001 03:33	
Left FedEx Sort Facility MEMPHIS TN	12/07/2001 00:56	
Arrived at Sort Facility MEMPHIS TN	12/06/2001 23:52	
Left FedEx Ramp EAST BOSTON MA	12/06/2001 23:12	
Arrived at FedEx Ramp EAST BOSTON MA	12/06/2001 21:01	
Left FedEx Origin Location FRAMINGHAM MA	12/06/2001 20:32	
Pickup status FRAMINGHAM MA	12/06/2001 18:23	Pre-routed meter pkg picked up

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Shipment Receipt

From:	To:	COD Return Address:
Amy Gentry (508) 435-1000 EMC Corporation Legal 35 Parkwood Dr. Hopkinton, MA 01748	Tim Smith (617) 695-5177 Walden Asset Management 40 Court Street Boston, MA 02108	N/A

Date: 06DEC01
Track Number: 790237657234
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment. You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by ref for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carri *(which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.*

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, loca authorities may require additional documentation confirming FedEx's appointment. *It is Your responsibility to provide proper documentation and confirmation, where required.*

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other perso any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document *continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.*

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or requir information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to, 13 U.S.C. § 305; U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated National published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon th limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

/30315

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Tracking Number	790237657234
Reference Number	AC1006
Ship Date	12/06/2001
Delivered To	Recept/Frnt desk
Delivery Location	BOSTON MA
Delivery Date/Time	12/07/2001 09:27
Signed For By	H.HARRIS
Service Type	Priority Letter

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Scan Activity	Date/Time	Comments
Delivered SOUTH BOSTON MA	12/07/2001 09:27	
On FedEx vehicle for delivery SOUTH BOSTON MA	12/07/2001 08:01	
Arrived at FedEx Destination Location SOUTH BOSTON MA	12/07/2001 07:00	
Arrived at FedEx Ramp EAST BOSTON MA	12/06/2001 21:24	
Left FedEx Origin Location FRAMINGHAM MA	12/06/2001 20:32	
Pickup status FRAMINGHAM MA	12/06/2001 18:23	Pre-routed meter pkg picked up

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SCHEDULE 12.5



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston


RECEIVED
DEC 18 2001
By Legal

December 17, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

On December 10th I received a FedEx Priority Overnight package which included Copies of a series of letters from you dated December 7th. Included was a letter to Izetta Smith.

In this letter you challenged the proof of ownership provided.

As set forth in our letters Ms. Smith has proven their eligibility to file a shareholder resolution in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

Rule 14a-8(b)(2) establishes that to prove eligibility shareholders can provide a company with "a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." Walden/United States Trust Company of Boston, a Massachusetts chartered bank and trust Company, has provided such documentation in its capacity as custodian for Izetta Smith.. Although CEDE & Co. is the actual holder of record of the EMC shares in question, the staff of the Securities and Exchange Commission (SEC) has recognized that CEDE & Co. acts solely as an agent for the bank or broker and is not required to even be mentioned in proof of ownership documentation. This can be confirmed by reviewing SEC staff interpretations set forth in numerous no-action letters on this matter.

I know you are familiar with the above. We believe the intent of the rule is absolutely clear - that a letter of confirmation of ownership from one's broker or bank is responsive to SEC rules.

Nonetheless, in an effort to show our good faith, we are providing herewith, supplementary information that goes well beyond that which is required by SEC rules. Attached, as Exhibit B is a "POSITION/TAXLOT DETAIL" report. The report traces history of ownership of EMC stock for Izetta Smith, including all purchases and sales.

To reiterate, we believe Ms. Smith has provided the necessary documentation attesting to its eligibility to file the shareholder resolution with EMC. If for any reason you deem this documentation to be insufficient, you must tell us with *specificity* what you believe is satisfactory documentation. Certainly, you are free to go to the SEC for interpretive advice on this matter, allowing the attorney for the sponsors to respond.

Further, we restate for the record, that Izetta Smith will hold at least the requisite number of shares through the 2002 general annual meeting of EMC, according to SEC rules.

Given the multitude of challenges put forth by EMC to other filers on numerous issues, and in light of the "misplacement" of our proxy resolution last year, we are increasingly concerned that EMC lacks commitment to its shareowners and does not intend to proceed in good faith.

Let us turn to the specific issue raised. Izetta Smith is able to vote the EMC shares held in her account.

Let me conclude by stating as other sponsors have, that we are perplexed by EMC's combative approach to these initiatives and refusal to talk about the real issues in the resolutions.

We stand ready to talk about these issues as I'm sure the other sponsors do.

Sincerely,

Timothy Smith
Senior Vice President

c.c. Izetta Smith

POSITION/TAXLOT DETAIL PRICED AS OF:12/07/01
IZETTA-SMITH SPECIAL ACCOUNT CASH BASIS
COMMAND ===>

EMC : EMC CORPORATION TAXABLE TO FEDERAL AND STATE

CUSIP: 268648102 ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
225.0000	12,141.20	3,863.25	12,141.20	0
	-8,277.95	-8,277.95	12,141.20	0

LOT #	P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A
122062	1	125.0000	10,643.20	07/26/2000	-8,497	7	F	N	Y	P
			10,643.20	07/31/2000		7	F		P	
136121	1	100.0000	1,498.00	11/06/2001	219	7	F	N	Y	P
			1,498.00	11/09/2001		7	F		P	

SCHEDULE 12.3



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston


RECEIVED
NOV 26 2001
By Legal

November 21, 2001

Susan Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103

Re: Letter to Izetta Smith and proof of ownership for the Funding Exchange

Dear Susan:

I enclose proof of ownership for the Funding Exchange. Please note that these shares have record ownership in the name of Cede & Company.

Regarding your letter to Izetta Smith, we enclose an amended proof of ownership letter from Walden Asset Management confirming she has beneficial ownership of 125 shares. Walden is the custodian for these shares which are held in the street name Cede & Co.

With reference to the dollar value of those 125 shares, you are correct that EMC stock has fallen to the extent that these shares, at present, are worth less than $2,000. However, since Ms. Smith is co-filing the resolution with the State of Connecticut owner of over 700,000 shares and the cumultative share value of all the sponsors is over $2,000, her co-sponsorship is valid under the SEC rules. She is not filing a separate proposal but co-sponsoring a proposal filed by a number of investors. Thus you are not legally permitted to ignore her duly filed co-sponsorship.

If necessary, we will be pleased to explain this to the SEC Division of Corporate Finance should you feel the need to file a brief.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Professor Paul Neuhauser
Izetta Smith
Fred Humphrey – Funding Exchange


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

November 5, 2001

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for **Izetta Smith**. We are writing to verify that the **Izetta Smith** currently owns **125 shares** of **EMC Corporation** (Cusip # 268648102). We confirm that the **Izetta Smith** has beneficial ownership of the voting securities of **EMC Corporation**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities and Exchange Act of 1934. Further, it is **Izetta Smith's** intent to hold these shares through the next annual meeting of **EMC Corporation.**

Sincerely,

Jane White
Portfolio Manager

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 695-4150


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

November 15, 2001

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for Funding Exchange. We are writing to verify that Funding Exchange currently owns 2,200 shares of EMC Corporation (Cusip #268648102). We confirm that Funding Exchange has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of EMC Corporation , and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of EMC Corporation.

Sincerely,

Stephen Moody
Senior Vice President
Portfolio Manager

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 695-4150

Exhibit E

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

Exhibit F

EMC - REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received significant shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and

practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

Resolved: The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

Exhibit G


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

October 16, 2001

Polly Pearson, Vice President Global Investor Relations
Susan Permut, Assistant General Counsel
EMC Corp., Inc.
35 Parkwood Drive
Hopkinton, MA 01748

Dear Polly and Susan,

We hope you both are doing well in these difficult times. It certainly is a time when we all have to evaluate what is important individually and corporately. When we met in July we agreed that we would communicate with you about plans we had as investors to file any resolutions with EMC. We want to be faithful to that pledge, so we wanted to share with you a summary of our plans.

As you will remember, we felt many of EMC's diversity initiatives displayed strong leadership. We also continued to urge more transparency on issues such as disclosure of EEO data, an area where we vigorously but respectfully disagreed. After lengthy discussion, the group of investors who met you in person and by phone agreed that we would continue to send you materials on what other companies were doing in terms of diversity disclosure and keep the dialogue open. Our shareholder organizations will not be filing the resolution requesting a diversity report this year.

On corporate governance issues we felt management's response has been inadequate and unresponsive. You have heard from various investors on the issues of board diversity, an independent Board and EMC's lobbying to eliminate the right to have in-person shareholder meetings. At present it appears that shareholder resolutions on these three topics will be submitted. We know we speak on behalf of all the resolution sponsors when we say that we hope the submission of these resolutions will be taken in the constructive spirit in which they are meant and that they will lead to a positive dialogue with management. As we had agreed, we will keep you informed of any further actions.

With Best Wishes,

Stefanie Haug
Socially Responsive Investment Officer

Timothy Smith
Senior Vice President

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242
Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 23, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to EMC Corporation

Via fax

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the United Methodist Church, the Sisters of Notre Dame de Namur, the Sisters of Saint Joseph of Brighton, the Unitarian Universalist Association of Congregations, The Community Church of New York, Trinity Health, Trillium Asset Management Corporation (on behalf of The Advocacy Fund), Pax World Balanced Fund, Inc., Tides Foundation, Funding Exchange and Izetta Smith (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of EMC Corporation (hereinafter referred to as "EMC" or the "Company"), and who have, together with the Connecticut Retirement Plans and Trust Funds (hereinafter referred to as "Connecticut") , jointly submitted a shareholder proposal to EMC, to respond to the letter dated December 21, 2001, sent to the Securities & Exchange Commission by the Company, in which EMC contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(2), and 14a-8(i)(10), as well as by virtue of 8(e) (not timely submitted), 14a-8(f) (ineligible) and 14a-8(c) (more than one proposal).

The Proponents own an aggregate of 779,994 shares of common stock of EMC and Connecticut owns 1,378,000 shares of common stock of EMC.

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included

in EMC's year 2002 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company "to make a greater commitment to locate qualified women and minorities as candidates for nomination" to its board (now composed exclusively of white males).

Preliminary matters

This shareholder proposal was submitted by twelve shareholders. The principal proponent, Connecticut, is the retirement plan for employees of the State of Connecticut, and is a pension plan with assets of approximately 21 billion dollars and some 165,000 participants and beneficiaries. The Treasurer of the State of Connecticut is the sole trustee of these funds. The eleven institutions and individual who are collectively referred to in this letter as the Proponents have each decided to co-sponsor Connecticut's shareholder proposal.

Unfortunately, due to communication errors, there were some minor variations in the wording of the proposal. These are described in footnote 2 of the Company's letter and the differences are set forth in Exhibit C to the Company's letter. None of these differences appear in the wording of the "Resolve" clause. Rather they are in the details of the argumentation (whereas clauses and supporting statement).

The Proponents (other than Pax World Balanced Fund, Inc. ("Pax"), the wording of whose proposal as submitted to the Company is already identical to the wording of Connecticut's proposal) desire to amend the wording of their proposal in order to conform its wording to the version of the proposal submitted by Connecticut. I am authorized by the Proponents (other than Pax) to, and on their behalf by copy of this letter sent to the Company do hereby, amend the version of the proposal submitted by them (Exhibit A to the Company's letter) in order to conform it to the version of the proposal submitted by Connecticut (Exhibit B to the Company's letter).

Rule 14a-8(i)(11)

Although the Company fails to include (i)(11) in either its initial summary of its claimed grounds of exclusion (pages 1-2) or in its topic headings, it does focus on (i)(11) in the first two paragraphs of its Conclusion, set forth on page 17 of its letter.

The Proponents do not intend, and never have intended, that more than one shareholder proposal on board diversity appear in the Company's proxy statement. Furthermore, they intended to be merely co-sponsors of Connecticut's proposal, not to be sponsors of an independent proposal. This intent is specifically spelled out in the covering letters sent by many of the co-sponsors to the Company. For example, the letter

from Pax to the Company states that "The Connecticut Retirement Plans and Trust Funds is the primary filer of this resolution and Tim Smith at Walden Asset Management is serving as the primary contact". Similarly, the General Board of Pension and Health Benefits of the United Methodist Church notified the Company in its cover letter of "our intention to co-file with the State of Connecticut" and also referred to Walden Asset Management ("Walden"). Trinity Health says it is not the primary filer and refers to Mr. Smith of U.S. Trust (parent of Walden) as the contact person for the proposal; the Tides Foundation, the Sisters of Notre Dame de Namur, the Sisters of St. Joseph of Brighton, the Funding Exchange, The Community Church of New York all refer to Mr. Smith as the contact person for the proposal, as does Ms. Smith who also refers to Walden. The Unitarian Universalist Association refers to Walden and to another co-proponent, the Tides Foundation (which, as noted above, refers to Mr. Smith as the contact person). The only one of the Proponents which does not explicitly refer to Connecticut or Walden or Mr. Smith is Trillium Asset Management ("Trillium"), which instead refers to prior meetings between the Company and Trillium, Walden and others on the topic of the shareholder proposal.

It is therefore clear that the Proponents (owners of approximately 780,000 shares of common stock of the Company) were acting together and acting with Connecticut (owner of approximately 1,378,000 shares of common stock of the Company), to file but a single shareholder proposal. Indeed, the Company has not even argued that they were not acting as co-proponents, merely that in light of the fact that there were minor differences between the proposals that they should not be required to place both proposals on the Company's proxy statement. (See the Company's footnote 2, where EMC identifies all twelve of the proponents as "co-proponents".)

We quite agree that but one form of the proposal should appear on the proxy statement. Contrary to the Company's contention, however, that form of proposal should be Exhibit B, the version submitted by Connecticut. The Proponents (other than Pax) have amended their proposal to conform it to Exhibit B, the version submitted by Connecticut. In doing so, the Proponents (other than Pax) are not submitted a new proposal subsequent to the deadline for submitting proposals to the Company. In Staff Legal Bulletin No. 14 (July 13, 2001) the Staff noted that an amended proposal could be excluded as a new proposal "if it is actually a different proposal from the original" and also noted that the Staff has traditionally allowed amendments "that are minor in nature and do not alter the substance of the proposal". The Company itself has stated that the two versions of the proposal differ only "in non-material ways". (See footnote 2, second paragraph of the Company's no-action letter request.) In this the Company is quite right. We submit that by conforming their proposal to that submitted by Connecticut the Proponents (other than Pax) are merely making minor changes that do not alter the substance of the proposal. First of all, the Resolve clause is identical, word for word, in both the original (Company's Exhibit A) and in the amended (Company's Exhibit B) versions. The amended version merely does a couple of minor things. First, it omits several sentences, including the sentences in the first Whereas clause and the supporting statement. Second, it substitutes two new sentences for the first Whereas clause. Surely, the omission of a few sentences (not in the Resolve clause) does not "alter the substance

of the proposal". Indeed, each of the omitted sentences in the Whereas clauses has been challenged by the Company as violative of 14a-9. In the (unlikely) event that the Company had succeeded in these challenges, the entire proposal would not have been omitted, merely those sentences. The voluntary decision of the Proponents (other than Pax) to omit such sentences surely is not the equivalent of submitting a new proposal. Nor is the rephrasing of the two sentences in the first Whereas clause the equivalent of submitting a new proposal. These rephrased sentences contain much of the substance of the original two sentences. They can hardly be deemed to constitute a whole new proposal. Finally, it is well to bear in mind one of the primary reasons why a drastic revision might be deemed to constitute a new proposal. In the event of a drastic revision, the Company would be adversely affected in that it would be forced to start almost from scratch in evaluating whether the revised proposal was excludable on any of the grounds set forth in Rule 14a-8(i). Such is not the case here, since the Company had already received Exhibit B and had ample opportunity to make timely arguments about it in its no-action letter request of December 21, 2001.

For the foregoing reasons, the Proponents (other than Pax) should be permitted to amend their shareholder proposal to conform it to the version (Company's Exhibit B) submitted to the Company by Connecticut.

In the event that the Staff does not permit the Proponents (other than Pax) to amend their proposal, they hereby (conditionally on such a Staff ruling) withdraw their proposal (Company's Exhibit A) in favor of the proposal submitted by Connecticut and Pax (Company's Exhibit B). In that event, there will be no duplicative proposals and the Company will not be able to exclude Exhibit B since, after withdrawal, Rule 14a-8(i)(11) will be inapplicable in light of the fact that (i)(11) requires that the previously submitted proposal "be included in the company's proxy materials for the same meeting". If the condition (Staff ruling prohibiting conforming amendment) occurs, the conditionally withdrawn proposal will not appear in EMC's proxy materials and Exhibit B will become the sole proposal before the Company.

Substantive Grounds for Exclusion.

The Staff will have received a separate letter from the Deputy State Treasurer of the State of Connecticut, on behalf of Connecticut. That letter eloquently refutes all of EMC's arguments for exclusion of the proposal on (i)(2), (i)(3) and (i)(10) grounds, as well as on the ground that there is more than one proposal.

Only two short comments are in order. First, the general lack of merit in the Company's arguments in its no-action request is well illustrated by its argument that the proposal is moot. The Company argues, apparently with a straight face, that a shareholder proposal directed to an all white male board which calls for "a greater commitment to locate qualified women or minorities" for nomination to the Board is mooted because some of the white males on the Board are aged (!).

Secondly, the Company's argument that Walden has submitted more than one proposal is absurd on its face. EMC's argument is premised on the notion that the State of Connecticut's 21 billion dollar pension plan, a fiduciary owning 1,378,000 shares of common stock of the Company, is a mere nominal proponent acting as the alter ego of Walden Asset Management, an unrelated company that has no economic ties to that pension plan. And furthermore, that almost a dozen other institutional investors, owning another 780,000 such shares, are equally conduits or shills for Walden. As noted in Connecticut's letter, the Staff has required that the nominal proponent be controlled by someone else. It strains credulity past the breaking point for EMC to argue that Walden "controls" Connecticut and almost a dozen separate institutional investors owning 780,000 shares of EMC stock. Consequently, the Company's argument is premised on the notion (bottom page 12 of EMC's letter) that when "proponents act in a coordinated" fashion, they are a single proponent. Elsewhere (page 13), the Company states that the mere fact that two shareholders are acting in concert proves that one of them must be a nominal proponent. Not only is this argument wholly without merit, it also flies in the face of those policies adopted by the Commission which are intended to facilitate shareholder communication amongst themselves about matters of common concern. The Commission, in 1992, explicitly deregulated conversations among shareholders who do not intend to solicit agency authority. See Release 23-31326 (October 26, 1992). An impetus for this deregulation was the fact that members of the Council of Institutional Investors (such as CALPERS and Connecticut) wished to discuss and coordinate their filing of shareholder proposals. If the fact that shareholders are communicating and coordinating their communications proves that they are acting as shills for one of them, then it will be impossible for them to communicate amongst themselves about prospective shareholder proposals. Thus, if the Staff were to adopt EMC's argument, it would effectively be repealing the Commission's deregulatory rules by making it impossible for shareholders to talk together with the aim of filing one or more shareholder proposals.

Finally, it should be noted that EMC's does not contend that three of the proponents of the Proponents' shareholder proposal are nominal proponents. See page 17, first sentence of final paragraph of Part II of the Company's letter. Thus, even if Connecticut and various other proponents were somehow to be found to be shills for Walden, the Company has conceded that the shareholder proposal submitted to EMC by Trillium Asset Management (on behalf of The Advocacy Fund), the Unitarian Universalist Association of Congregations and Izetta Smith would not be excluded under the one proposal requirement of the Rule.

Procedural Objections

A. Timeliness

The Company argues that two of the proponents failed to submit the proposal in a timely fashion.

1. Trillium

In the case of Trillium Asset Management (on behalf of The Advocacy Fund), the Company concedes (page S-1, first paragraph) that it received the proposal from Trillium Asset Management ("Trillium") on November 15, 2001, three days prior to the cut off date. Nevertheless, EMC contends that the submission was not timely. Its argument is that proof of Trillium's authority to act on behalf of The Advocacy Fund did not accompany the letter that it received on November 15. First of all, EMC is unable to point to any portion of the Rule which is violated by a failure to provide proof of authority to act since the Rule is entirely silent on this matter. Therefore, an assertion that authority to act must be supplied with the initial submission is wholly without basis. If the company is correct, an institutional investor could have its proposal barred because an officer of the institutional investor failed to provide proof of authority (certified Board resolution, perhaps with Secretary's certificate of due election of the officer plus President's certificate of election of Secretary, both notarized) with the submission.

This is not to say that a registrant should not be able to request reasonable proofs of authority to act. In the case of someone purporting to act on behalf of another, a request for some showing of authority might well be a reasonable request. The question is what is a reasonable request in these circumstances. Since the Rule is silent on such matters, one could assume that the proponent's agent whose authority to act had been questioned would be given a reasonable period of time to show that it was authorized. AT A MINIMUM, it would seem that the proponent's agent should be given AT LEAST the amount of time that a proponent is given by the Rule to cure other procedural defects in the submission (i.e. 14 days after receipt of the registrant's request to cure the defect). Using that standard, Trillium supplied the proof of authority within the requisite time period. The Company concedes that it received the proof of authority on December 10, less than 14 days after receipt by Trillium on November 28 of EMC's letter dated November 27.

As a policy matter, there can be no conceivable reason to be more stringent with respect to curing a procedural requirement NOT explicitly stated in the Rule (and which may be unknown to a proponent) than with respect to a procedural requirement explicitly spelled out in the Rule. If anything, rules for curing procedural defects should be less stringent if those procedural requirements are not written into the Rule.

2. Unitarian Universalist Association of Congregations

The Company is simply flat out wrong in describing the date by which proposals had to be received by it. It states that that date was "Friday, November 16, 2001, the last business day preceding" November 18, 2001 (the mathematical date based on the prior year's proxy statement). However, the fact that November 18 falls on a Sunday <u>does not</u> alter the date by which shareholder proposals must be received. That date remains November 18. This is explicitly set forth in Staff Legal Bulletin No. 14 (July 13, 2001).

(See Example in part C 3 b: where the Staff replies "No" to the question: does the fact that the cut off date falls on a Sunday change the deadline?)

The Company's argument is that since the deadline was November 16, and the proponent's letter was dated November 17, it cannot possibly have been received on time. However, since the deadline was, in fact, November 18, it could have been received on time. (For example, the United States Post Office will deliver Express Mail on Sunday.) Since the Company's argument is based on a clear misreading of the requirements of the Rule, it is therefore wholly without merit.

Furthermore, once the Company's mischaracterization of the Rule is disregarded, it has no basis for stating that the proposal from this proponent was received too late. Indeed, it is quite apparent that EMC has no idea when it was received *in its mailroom.* At one point, the Company states that it was received "on or about November 21, 2001". (See final sentence of first paragraph of EMC's letter to the proponent dated December 10, 2001 and set forth as Schedule 11.2 to its no-action letter request.) At another point the Company states that the proponent's proposal was "received by the Company November 26, 2001". (See final line on page S-7 of EMC's no-action letter request.) Nor is there any probative value to the stamp which shows on the copy of the proponent's letter submitting the proposal to the Company. See the Company's Schedule 11.1. That stamp presumptively shows when the letter was received by the legal department, not when it was received by the Company. In this connection, we draw the Staff's attention to the Company's Schedule 10.1 which shows a legal department stamp dated November 21 on a letter to the Company dated October 31. Since the Company evidently has no idea when the Unitarian Universalist Association's letter was received, there is no evidence that it was not received in a timely manner.

B. Eligibility

1. Record Holder

EMC contends that seven of the proponents (Trillium on behalf of The Advocacy Fund, the Tides Foundation, the Sisters of Notre Dame de Namur, the Sisters of St. Joseph of Brighton, the Funding Exchange, the Community Church of New York and Ms Izetta Smith) failed to provide a sufficient statement of ownership from the "record holder" of the stock.

The complaint common to all of these (except Trillium) is that Walden is not a bank or broker. However, Walden is a division of the United States Trust Company which is, in fact, a bank, as EMC itself concedes in the first full paragraph on page 13 of its no-action letter request. ("Walden Asset Management ("Walden") is a division of the United States Trust Company of Boston".) Consequently, the Company's contention that proof of ownership has not been provided by a "bank or broker" is wholly without merit. Although the technical record holder is normally CEDE & Co., the Rule itself recognizes that a letter from a bank or broker satisfies the "record holder" requirement (See Rule

14a-8(b)(2)(i)). So does Staff Legal Bulletin No. 14 (July 13, 2001). (See part C. 1. c. (1)). An argument similar to that made by EMC to the effect that a certification by a bank was insufficient because CEDE & Co. was the record holder was rejected in Dillard Department Stores, Inc. (March 4, 1999). The certification by Walden clearly complies with the requirements of Rule 14a-8(b).

EMC also contends that Trillium and The Advocacy Funds failed to provide proof of ownership. The Company was provided with a letter certifying that The Advocacy Fund had been the beneficial owner of 2,575 shares of EMC for more than a year. (See the Company's Schedule 1.3.) This letter was signed by Forum Trust, LLC, as custodian of the stock. The Company claims that the certification is inadequate. This is not so. The Advocacy Fund is one of a family of mutual funds. It does not hold stock in its own name. Instead, stock is held for it, and for the other mutual funds in the family of funds, by a custodian, Forum Trust LLC. (See www.forum-financial.com/custody, which states that Forum Trust LLC provides custody service to clients and that such custody service includes "securities registration and safekeeping".) The Forum Trust LLC is the record holder for purposes of the Rule, although the stock is technically registered in the name of CEDE & Co. This arrangement is identical to that normally used by institutional investors, who use a bank, broker or other fiduciary as the custodian of the stock. The Rule does not require that the custodian be a bank or broker, only stating that the "record holder" is "usually" a bank or broker. In this case, the record holder, Forum Trust, LLC, is fulfilling the function contemplated by the Rule as a third party verifier of ownership. There is no other way to verify ownership by The Advocacy Fund. If one were to get the CEDE breakdown showing that the Forum Trust LLC is the owner of a specified number of shares, that would prove nothing as to the ownership by The Advocacy Fund because the Forum Trust, LLC holds as custodian for a number of mutual funds. The only way to determine that The Advocacy Fund, and not some other mutual fund, owns stock in a company is to ask the custodian: "For whom are you holding the stock?". That was done in this case, and the custodian has replied that it holds the stock for the Advocacy Fund. There is no other way of proving ownership by The Advocacy Fund. The Forum Trust, LLC is the record holder for purposes of Rule 14a-8(b). Nothing in that rule requires that the custodian be a bank or broker.

2. Intent to Hold

EMC contends that five of the proponents (Trillium on behalf of The Advocacy Fund, the Tides Foundation, the Sisters of Notre Dame de Namur, the Sisters of Saint Joseph of Brighton and the Funding Exchange) have not adequately stated their intent to hold EMC stock through the date of the annual meeting. In this, the Company is incorrect.

The Company concedes that the Tides Foundation, the Sisters of Notre Dame de Namur, the Sisters of Saint Joseph of Brighton and the Funding Exchange each stated explicitly in its initial letter to EMC submitting the shareholder proposal that it would "continue to be an investor [in EMC] through the stockholder meeting". The Company's complaint is that these statements are subject to the interpretation that the co-proponent

could satisfy its statement of intent by retaining but a single share. Even if that is a reasonable interpretation of these statements (which we doubt), the Company's argument is without merit. Each of these co-proponents need retain but one share to continue to qualify as a co-proponent of the shareholder proposal. If other proponents own the requisite number of shares, a co-proponent need only own one share of stock on the date that it submits the proposal since the holdings of the co-proponents are aggregated. See footnote 5 in Release 34-20091 (August 16, 1983). Similarly, since Connecticut has stated its intention to hold the requite amount of stock through the annual meeting, the co-proponents need retain but one share of stock to maintain their eligibility.

The Company contends that the statements made by or on behalf of Trillium are insufficient. The Company points out that a statement on behalf of Trillium was made by the Forum Funds and that Trillium itself "should make this statement". The only trouble with EMC's argument is that Trillium has, in fact "made this statement". In its letter to EMC dated December 10, 2001 (Company's Schedule 1.3) Trillium sets forth (item 4) "our intention to retain that position through the 2002 annual meeting". QED

3. Verification of Holdings

Not satisfied with making the various specious arguments previously refuted in this letter, EMC also complains that four co-proponents (the Tides Foundation, the Sisters of Notre Dame de Namur, the Funding Exchange and The Community Church of New York) have failed to prove that they owned the stock for one year prior to their submission of the proposal. Once again, EMC's argument lacks merit.

We find EMC's argument with respect to the Funding Exchange to be incomprehensible. In the case of the Funding Exchange, both the letter to the Company from the shareholder and the letter from the custodian are dated the same date, November 15, 2001. The Funding Exchange resubmitted the proposal on November 15 (see Company's Schedule 9.3). The letter from the custodian is also dated November 15 (see Company's Schedule 9.5). The Company refers (page S-6, item (iii)) to a purported letter from Walden dated November 28. No such letter appears in Schedule Number 9 attached to the Company's no-action letter request.

With respect to the Tides Foundation, which submitted the proposal in a letter dated October 31, accompanied by a letter from the custodian dated October 30, it should be noted that Rule 14a-8(b)(1) states only that the proponent must have continuously held the requisite stock in the registrant "for at least one year *by the date* you submit the proposal". (Emphasis supplied.) If the proponent has held the stock for one year as of the day prior to the date of submission, this provision has been literally complied with. It has, in fact, held the stock for a period of not less than one year *by* the date of submission. Although we recognize that Staff Legal Bulletin No. 14 (July 13, 2001) takes the contrary position, we do not believe that that position is supported by the language of the Rule.

Furthermore, it is not supported as a matter of policy. The fact that a proponent has held the stock for a year ended a few days prior to the submission of the proposal is perfectly consistent with the purpose of the one year holding period requirement. That purpose is not to provide a trap for unwary custodians but to insure that the proponent has not gone out and purchased stock merely in order to submit a proposal. There is no policy reason to exclude the Tides Foundation's proposal since there is no possibility of evasion or abuse of the Rule in such a situation. The Rule sets forth two requirements: that the shareholder has held the stock for a year and that it continue to hold that stock through the annual meeting. In the present case, both will be complied with. The proponent has, indeed, held the stock for the year ended on the date of the custodian's letter. There can be no worry that the proponent will sell the stock the day after the custodian signs the letter since the proponent must keep the requisite amount of stock through the annual meeting. Therefore, what purpose can possibly be served by requiring that the custodian's letter be dated exactly the same as the date of the shareholder's letter?

Furthermore, the Rule contemplates that the custodian's letter must be submitted with the shareholder's proposal. See Rule 14a-8(b)(2)(1). Although Rule 14a-8(f)(1) permits the shareholder to correct a failure "to follow one of the eligibility or procedural requirements" set forth, inter alia, in Rule 14a-8(b), that provision would make no sense unless the Rule contemplated that proof of ownership via a letter from the custodian be submitted with the proposal. Yet, as a practical matter, under the interpretation by the Staff Legal Bulletin, this frequently cannot be done. The Tides Foundation (located in San Francisco) can obtain physical possession of a manually signed letter (not a fax or an email, which presumably EMC would claim was not sufficient) from its custodian (located in Boston) no earlier than one day *after* that letter has been signed by the custodian. Consequently, to interpret the Rule as requiring that the custodian's letter be dated on the same day that the shareholder submits the proposal is to require an impossibility. Indeed, such a rule would have the highly undesirable effect of encouraging shareholders to backdate their letters or custodians to date them as of a date in the future. Alternatively, two letters from the custodian would always be required, one to accompany the shareholder proposal and a second to update the first. If there were a policy basis for requiring that the letters from both the custodian and the shareholders be of the same date, such a rule conceivably might make sense. But it does not in the present case because the shareholder must continue to hold the requisite stock through the annual meeting, and thus no loophole would be created by permitting a custodian's letter to antedate by a short period the date of the shareholder's submission.

Indeed, it would appear that it should be sufficient for any letter from the custodian to be dated not more than three business days before the shareholder's letter submitting the proposal to the company. This is because under normal settlement rules, the actual transfer of stock occurs three business days after the trade. Since the custodian knows immediately about the trade on the date it is made, and since it would be the omission of a material fact for the custodian to certify ownership knowing that the stock had been sold, it would follow that any letter from the custodian dated not more than

three business days in advance of the shareholder's letter should be deemed in compliance with the Rule.

The arguments set forth above (including the argument based on the three business day settlement rule) apply equally to the Sisters of Notre Dame de Namur.

The arguments set forth above (other than that pertaining to the three business day settlement rule) also apply to The Community Church of New York.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru February 27) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru February 27 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Susan Permut, Esq.
Proponents
Gary Brouse
Tim Smith
Sister Pat Wolf

CFLETTERS

From: Pmneuhauser@aol.com

Sent: Thursday, January 24, 2002 5:56 PM

To: cfletters@sec.gov

Subject: EMC no-action letter request

Mr Kier Gumbs:

Attached is my letter re EMC Corporation. I have faxed a second time, but thought that I would also send a copy via email in light of the difficulty with the first fax.h



Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

Investing for a Better World

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE: Shareholder proposal addressing Board Diversity (copy attached), co-sponsored with the General Board of Pensions and Health Benefits of the United Methodist Church, Pax World Balanced Fund, Inc., Trinity Health, Tides Foundation, Sisters of Notre Dame de Namur, Sisters of St. Joseph of Brighton, Connecticut Retirement Plans and Trust Funds, Funding Exchange, The Community Church of New York, Unitarian Universalist Association of Congregations, and Izetta Smith

January 29, 2002

Ladies and Gentlemen:

The purpose of this letter is to challenge the argument put forth by EMC Corporation in its 12/21/01 no-action request rgarding the shareholder proposal addressing board diversity that TRILLIUM ASSET MANAGEMENT filed on behalf of the Advocacy Fund. TRILLIUM ASSET MANAGEMENT is investment advisor to the Advocacy Fund. EMC (also referred to herein as "the Company") challenges this proposal on several substantive and procedural grounds. We will limit our comments to address the procedural challenges to our proposal. The remainder of the other substantive and procedural challenges are being addressed by the co-proponents of this proposal in separate correspondence to the Commission.

In its letter of 12/21/01 to the Commission, EMC asserts two procedural grounds for excluding the TRILLIUM ASSET MANAGEMENT (on behalf of the Advocacy Fund) proposal. We will address each separately.

I. In Response to the Company's Argument that the Proposal May Be Excluded under Rule 14a-8(e) Because the Submission was Not Submitted in a Timely Manner

In its letter of 12/21/01 to the Commission, EMC acknowledges receipt of a letter (dated 11/15/01) from the Advocacy Fund authorizing TRILLIUM ASSET MANAGEMENT to file a resolution on its behalf. EMC received the letter on 12/10/01. EMC argues that TRILLIUM ASSET MANAGEMENT /Advocacy Fund's failure to submit this letter before the Company's 11/18/01 filing deadline is grounds for exclusion.

We contest this interpretation on the following grounds. The Division of Corporation Finance's Staff Legal Bulletin No. 14 (July 13, 2001) states:

> If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond.

Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

In a letter to TRILLIUM ASSET MANAGEMENT dated 11/27/01 (attached, with relevant sections outlined in yellow), the Company notified us that it had not received any communication from the Advocacy Fund with respect to the proposal, nor any authorization from it indicating that TRILLIUM ASSET MANAGEMENT had the authority to file. As a result, the Company stated in this letter, EMC would not include this proposal (or the other two which TRILLIUM ASSET MANAGEMENT'S clients had co-filed) in its proxy materials for the 2002 Annual Meeting. EMC therefore reached this conclusion before giving TRILLIUM ASSET MANAGEMENT an opportunity to provide documentation to correct the defect. Nonetheless, after receiving this letter, TRILLIUM ASSET MANAGEMENT did correct the defect by forwarding a letter from the Advocacy Fund within 14 calendar days, as recommended in the above-quoted Rule Interpretation. (As noted above, in its 12/21/01 letter to the SEC, the Company acknowledged receipt of the Advocacy Fund's letter on 12/1001.) It is our position that TRILLIUM ASSET MANAGEMENT complied in "curing the [procedural] defect" in a timely manner as required by Rule 14a-8(e), and we ask for your affirmation of our viewpoint by denying EMC the sought-after no-action letter.

II. Re the Company's Argument that the Proposal May Be Excluded under Rule 14a-8(b)(2)(i) Because of a "Failure to Submit a Written Statement Verifying Its Holdings From the 'Record Holder'"

In Schedule 1 (pages S-1 and S-2) of its 12/10/01 letter to the Commission, EMC argues that Forum Funds, LLC was not the appropriate party to indicate TRILLIUM ASSET MANAGEMENT's authority to file the resolution. EMC asserts that the claim to authority is deficient because "Forum Trust, LLC is not a record holder of Company securities and because the Company does not believe that Forum Trust, LLC is a 'broker or bank' as contemplated by Rule 14a-8(b)(2)(i)." We submit herein a letter from the record holder, Bankers Trust, subcustodian to Forum Funds, an open-end management company of which the Advocacy Fund is a series, certifying that the Fund is the beneficial owner of the shares used to file the proposal, was the beneficial owner as of the filing date and for over one year prior to that date.

We believe that we have established TRILLIUM ASSET MANAGEMENT's authority to file the resolution and request that the Commission deny EMC's request for a no-action letter.

Yours sincerely,

Shelley Alpern
Assistant Vice President

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

    - Efforts to encourage diversified representation on the board;
    - Criteria for board qualification;
    - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

Bankers Trust Company



January 17, 2002

Via Telefacsimile

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Dear Ms. Alpern:

On behalf of Bankers Trust Company ("BTC"), I hereby certify that BTC serves as subcustodian to Forum Funds, an open-end investment management company (mutual fund family) of which The Advocacy Fund (the "Fund") is a series, pursuant to a Master Subcustodian Agreement between BTC and Forum Trust, LLC, Forum Funds' custodian, dated April 20, 1999.

I certify further that the Fund:

1. is the beneficial owner of 2,675 shares of EMC Corp. common stock, as of the date of this letter; and
2. was the beneficial owner of 2,575 shares of EMC Corp. common stock as of November 15, 2001,
3. 125 shares of which have been held for over one year as of that same date.

Very truly yours,

Judson K. La Londe
Vice President

100 Plaza One
Jersey City, NJ 07311-3999

C:\TEMP\BT cert 011702.doc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: EMC Corporation
Incoming letter dated December 21, 2001

The proposals request that the board make a greater commitment to locate qualified women or minorities as candidates for nomination and provide a report to shareholders describing matters contained in the proposals.

There appears to be some basis for your view that EMC may exclude the Trillium Asset Management Corporation (on behalf of The Advocacy Fund), Tides Foundation, Sisters of Notre Dame de Namur, Sister of Saint Joseph of Brighton and The Community Church of New York proposals under rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if EMC omits these proposals from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that EMC may exclude the proposals under rule 14a-8(c). Accordingly, we do not believe that EMC may omit the proposals from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that EMC may exclude the Unitarian Universalist Association of Congregations proposal under rule 14a-8(e) because EMC received it after the deadline for submitting proposals. We note in particular your representation that EMC did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if EMC omits the Unitarian Universalist Association of Congregations proposal from its proxy materials in reliance on rule 14a-8(e).

We are unable to concur in your view that EMC may exclude the proposals under rule 14a-8(i)(2). Accordingly, we do not believe that EMC may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that EMC may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the sentence that begins "To remain competitive . . ." and

ends ". . . or background" may be deleted. Accordingly, we will not recommend enforcement action to the Commission if EMC omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that EMC may exclude the proposals under rule 14a-8(i)(10). Accordingly, we do not believe that EMC may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that EMC may exclude the Pax World Balanced Fund, Inc. and Connecticut Retirement Plans and Trust Funds proposals under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in EMC's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if EMC omits the Pax World Balanced Fund, Inc. and the Connecticut Retirement Plans and Trust Funds proposals from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor